Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(1) PROPOSED AUTHORISATION TO XIAMEN AIRLINES

COMPANY LIMITED TO PROVIDE GUARANTEES

TO ITS FOUR HOLDING SUBSIDIARIES

(2) PROPOSED AUTHORISATION TO THE COMPANY AND

ITS HOLDING SUBSIDIARIES TO RESPECTIVELY PROVIDE

GUARANTEES TO THEIR SPECIAL PURPOSE VEHICLES

(3) GENERAL MANDATE TO ISSUE SHARES

(4) GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS

(5) PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

AND

(6) POSSIBLE SUBSCRIPTION FOR A SHARE CONVERTIBLE BONDS BY

CONNECTED PERSON

Independent Financial Adviser to the Independent Board Committee and

the Independent Shareholders

A letter from the Board is set out on pages 6 to 44 of this circular. A letter from the Independent Board Committee is set out on pages 45 to 46 of this circular. A letter from the Independent Financial Adviser is set out on pages 47 to 68 of this circular.

The notices for convening the AGM and the 2020 First H Share Class Meeting, forms of proxy applicable for the AGM and the 2020 First H Share Class Meeting and reply slips applicable for the AGM and the 2020 First H Share Class have been issued and despatched to the Shareholders on 15 May 2020.

If you are not able to attend and/or vote at the AGM and/or the 2020 First H Share Class Meeting, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the AGM and/or the 2020 First H Share Class Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM and/or the 2020 First H Share Class Meeting or any adjourned meeting should you so wish.

1 June 2020

CONTENTS

DEFINITIONS			1

LETTER FROM THE BOARD			6

LETTER FROM THE INDEPENDENT BOARD COMMITTEE			45

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER			47

APPENDIX I	–	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS	70

APPENDIX II	–	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES	112

APPENDIX III	–	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE PROPOSED ISSUANCE OF CONVERTIBLE BONDS	124

APPENDIX IV	–	AUTHORISATION OF THE BOARD AND ITS AUTHORISED PERSON(S) WITH FULL POWER TO DEAL WITH ALL MATTERS RELATING TO THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS	135

APPENDIX V	–	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS AND COMMITMENTS FROM RELEVANT ENTITIES	138

APPENDIX VI	–	RULES FOR A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS	151

APPENDIX VII	–	GENERAL INFORMATION	165

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“2019 A Share Issuance”	the proposed issuance of not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) to CSAH which was approved by the extraordinary general meeting and class meetings of the Company on 27 December 2019

“2019 H Share Issuance”	the issuance of 608,695,652 new H Shares to Nan Lung which was approved by the extraordinary general meeting and class meetings of the Company on 27 December 2019 and completed on 15 April 2020

“2020 First H Share Class Meeting”	the 2020 first class meeting for holders of H Shares to be held immediately after the conclusion of the AGM and 2020 first class meeting for holders of A Shares for the purpose of, among others, approving the Proposed Issuance of A Share Convertible Bonds

“AGM”	an annual general meeting of the Company to be convened at 9:00 a.m. on Tuesday, 30 June 2020

“Annual Interest”	the interest accrued to the A Share Convertible Bond Holders in each year on each anniversary of the date of issuance of the A Share Convertible Bonds, calculated based on the aggregate nominal value of the A Share Convertible Bonds

“Articles of Association”	the articles of association of the Company, as amended from time to time

“A Share(s)”	A Share(s) of RMB1.00 each in the capital of the Company

“A Share Convertible Bond Holder(s)”	holder(s) of A Share Convertible Bonds proposed to be issued by the Company

“A Share Convertible Bond Issuance Plan”	the A Share Convertible Bond issuance plan of the Company to be considered and, if thought fit, approved at the AGM and the Class Meetings, details of which are set out in the announcement of the Company dated 14 May 2020 in respect of, among others, the Proposed Issuance of A Share Convertible Bonds and the Possible Subscription for A Share Convertible Bonds

“A Share Convertible Bonds”	the convertible corporate bonds in the total amount of not more than RMB16 billion (including RMB16 billion) which are convertible into new A Shares and proposed to be issued by the Company within the PRC

DEFINITIONS

“A Shareholder(s)”	the holder(s) of the A Share(s) of the Company

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of the Directors

“China” or “PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Chongqing Airlines”	Chongqing Airlines Company Limited, a limited liability company incorporated under the laws of the PRC and a majority-held subsidiary of the Company as at the Latest Practicable Date

“Class Meetings”	the class meeting for holders of A Shares to be held immediately after conclusion of the AGM and the class meeting for holders of H Shares to be held immediately after the conclusion of the said class meeting of the holders of A Shares for the purpose of, among others, approving the Proposed Issuance of A Share Convertible Bonds

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Company Law”	the Company Law of the People’s Republic of China (中華人民共《(和國公司法》), as amended from time to time

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“CSAH”	China Southern Air Holding Company Limited, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSRC”	the China Securities Regulatory Commission

“Debt Financing Instruments”	the debt financing instruments to be issued by the Company and/or its controlled or wholly-owned subsidiary in one or multiple tranches, including but not limited to corporate bonds, ultra short- term financing bills, short-term financing bills, mid-term notes

“Directors”	the directors of the Company

DEFINITIONS

“Group”	the Company and its subsidiaries (as defined in the Listing Rules)

“H Share(s)”	H Share(s) of RMB1.00 each in the capital of the Company

“H Shareholder(s)”	the holder(s) of the H Share(s) of the Company

“Hebei Airlines”	Hebei Airlines Company Limited, a limited liability company incorporated under the laws of the PRC and a wholly-owned subsidiary of Xiamen Airlines as at the Latest Practicable Date

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“IFRS(s)”	International Financial Reporting Standard(s) issued by the International Accounting Standards Board

“Independent Board Committee”	the independent committee of the Company that consists of all independent non-executive Directors formed to advise the Independent Shareholders in respect of the Possible Subscription for A Share Convertibles Bonds by CSAH

“Independent Financial Adviser”	TUS Corporate Finance Limited, a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and is the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in relation to the Possible Subscription for A Share Convertible Bonds

“Independent Shareholders”	the Shareholders, other than CSAH and its associates

“Jiangxi Airlines”	Jiangxi Airlines Company Limited, a limited liability company incorporated under the laws of the PRC and a majority-held subsidiary of Xiamen Airlines as at the Latest Practicable Date

“Latest Practicable Date”	27 May 2020, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Nan Lung”	Nan Lung Holding Limited, a wholly-owned subsidiary of CSAH

“Offering Document”	Offering Document of the Public issuance of A Share Convertible Bonds by China Southern Airlines Company Limited

DEFINITIONS

“Possible Subscription for A Share Convertible Bonds”	CSAH may exercise the pre-emptive rights to subscribe for the A Share Convertible Bonds under the A Share Convertible Bond Issuance Plan, the specific subscription amount and conversion price on the exercise of the pre-emptive rights shall be subject to the determination made by the Board as authorised by the AGM, based on the market conditions before the issuance

“Proposed Issuance”	the proposed issuance of the Debt Financing Instruments by the Company

“Proposed Authorisation on the Provision of Guarantees”	the proposed authorization by the AGM to Xiamen Airlines on the provision of guarantees to Hebei Airlines, Jiangxi Airlines, Xiamen Airlines Finance and Xiamen Airlines Lease

“Proposed Authorization on the Provision of Guarantees to SPVs”	the proposed authorization by the AGM to the Company and Xiamen Airlines and Chongqing Airlines to provide guarantee to their wholly-owned SPVs

“Proposed Issuance of A Share Convertible Bonds”	the issuance of the A Share Convertible Bonds proposed by the Company according to the A Share Convertible Bond Issuance Plan

“RMB”	Renminbi, the lawful currency of the PRC

“Securities Law”	Securities Laws of the People’s Republic of China, as amended from time to time

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Shareholders”	the holders of the Shares

“Shares”	collectively, A Shares and H Shares

“SPV”	special purpose vehicles to be established by the Company and Xiamen Airlines for the purpose of operating aircraft

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated under the laws of the PRC and a majority-held subsidiary of the Company as at the Latest Practicable Date

DEFINITIONS

“Xiamen Airlines Finance”	Xiamen Airlines Finance (Hong Kong) Company Limited, a limited liability company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of Xiamen Airlines as at the Latest Practicable Date

“Xiamen Airlines Lease”	Xiamen Airlines Finance Lease Company Limited, a limited liability company incorporated under the laws of the PRC and a wholly-owned subsidiary of Xiamen Airlines as at the Latest Practicable Date

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
Executive Directors: Wang Chang Shun (Chairman of the Board) Ma Xu Lun (Vice Chairman of the Board) Han Wen Sheng	Unit 301, 3/F, Office Tower Guanhao Science Park Phase I 12 Yuyan Street, Huangpu District Guangzhou PRC 510530

Independent Non-Executive Directors:
Zheng Fan Gu Hui Zhong Tan Jin Song Jiao Shu Ge

Supervisors:
Li Jia Shi (Chairman of the Supervisory Committee) Mao Juan Lin Xiao Chun

1 June 2020

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED AUTHORISATION TO XIAMEN AIRLINES

COMPANY LIMITED TO PROVIDE GUARANTEES

TO ITS FOUR HOLDING SUBSIDIARIES

(2) PROPOSED AUTHORISATION TO THE COMPANY AND

ITS HOLDING SUBSIDIARIES TO RESPECTIVELY PROVIDE

GUARANTEES TO THEIR SPECIAL PURPOSE VEHICLES

(3) GENERAL MANDATE TO ISSUE SHARES

(4) GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS

(5) PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

AND

(6) POSSIBLE SUBSCRIPTION FOR A SHARE CONVERTIBLE BONDS BY

CONNECTED PERSON

1.	INTRODUCTION

References are made to the Company’s announcements dated 14 May 2020 in relation to the Proposed Authorisation on the Provision of Guarantees, the Proposed Authorisation on the Provision of Guarantees to SPVs, and the Proposed Issuance of A Share Convertible Bonds and the Possible Subscription for A Share Convertible Bonds. References are also made to the notices of the AGM and the 2020 First H Share Class Meeting dated 15 May 2020.

LETTER FROM THE BOARD

The purposes of this circular are, among other things, to provide you with further information in relation to the Proposed Authorization on the Provision of Guarantees, the Proposed Authorisation on the Provision of Guarantees to SPVs, proposed grant of general mandate to the Directors to issue Shares and the Proposed Issuance, in order to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

The purpose of this circular is to provide you with further information on (i) the satisfaction of the conditions of the public issuance of the A Share Convertible Bonds; (ii) the Proposed Issuance of A Share Convertible Bonds; (iii) the preliminary plan of the Proposed Issuance of A Share Convertible Bonds; (iv) the report on the use of the previously raised proceeds; (v) the feasibility report on the use of proceeds raised from the Proposed Issuance of A Share Convertible Bonds; (vi) the authorisation of the Board and its authorised persons to manage the matters relating to the Proposed Issuance of A Share Convertible Bonds; (vii) impact of the Company’s key financial indicators from the dilution of immediate returns by the Proposed Issuance of A Share Convertible Bonds and the remedial measures to be adopted and the undertakings given by the relevant entities; and (viii) the connected transaction in relation to the Possible Subscription for A Share Convertible Bonds by CSAH, in order to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM and the 2020 First H Share Class Meeting.

2.	PROPOSED AUTHORISATION TO XIAMEN AIRLINES COMPANY LIMITED TO PROVIDE GUARANTEES TO ITS FOUR HOLDING SUBSIDIARIES

General

Reference is made to the Company’s announcement dated 14 May 2020 in relation to the Proposed Authorization on the Provision of Guarantees.

On 14 May 2020, the Board resolved to propose to authorise Xiamen Airlines to provide guarantees to Hebei Airlines, Jiangxi Airlines, Xiamen Airlines Finance and Xiamen Airlines Lease with an aggregate balance up to RMB4,000 million, RMB2,200 million, RMB600 million and RMB7,200 million or equivalent in foreign currency during the period from 1 July 2020 to 30 June 2021, respectively, authorise the legal representative of Xiamen Airlines (or his authorized person) to deal with all procedures in relation to the abovementioned guarantees. The Proposed Authorization on the Provision of Guarantees shall be subject to the Shareholders’ approval at the AGM in accordance with the requirements of Shanghai Stock Exchange and the Articles of Association.

Information on the Guaranteed Parties

(i)	Hebei Airlines

Name of guaranteed party:	Hebei Airlines Company Limited

Place of registration:	World Trade Plaza Hotel, No. 303 Zhongshan East Road, Changan District Shijiazhuang Hebei Province

Legal representative:	Jiang Weidong

LETTER FROM THE BOARD

Registered capital:	RMB2.6 billion

Business scope:	Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; operation and management of dedicated roads for airport; advertising design, production, agency and publishing; leasing of aviation equipment, tools and devices, and sale of aviation equipment (except for the operation prohibited or restricted by the laws, regulations and the decisions of The State Council); and import and export goods and technologies (except for the international prohibition and those need to approved in the country); insurance broker and agency services; food and beverages services; retail of prepackaged foods, daily necessities, artware and souvenir. (Projects that are subject to approval according to the laws may only be carried out after approval by the relevant department).

Material contingencies affecting solvency of the guaranteed party:	None

Shareholding structure:	Hebei Airlines is owned as to 100% by Xiamen Airlines.

As at the Latest Practicable Date, the guaranteed party was rated AA+ for the credit rating by Industrial and Commercial Bank of China.

Financial information for the latest one year and one period:

Unit: RMB million

Item	As at 31 December 2019	As at 31 March 2020 (unaudited)
Total assets	3,759.23	3,595.10
Total liabilities	1,781.39	1,810.13
Total bank loans	0	58.05
Total current liabilities	1,003.50	1,069.64
Net assets	1,977.84	1,784.97

LETTER FROM THE BOARD

Item	January- December 2019	January- March 2020 (unaudited)
Revenue	3,193.47	471.72
Net profit	18.63	-192.86

(ii)	Jiangxi Airlines

Name of guaranteed party:	Jiangxi Airlines Company Limited

Place of registration:	Changbei International Airport, Xinjian District, Nanchang, Jiangxi Province

Legal representative:	Zhang Zhi Zhong

Registered capital:	RMB2 billion

Business scope:	Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; maintenance of aircraft/airframes, power units, aircraft components other than the entire engine/propeller, aircraft/engine non-destructive testing, aviation material supply chain management, self-operation and as agent for import and export of various commodities and technologies (except for the import and export of commodities and technologies to be carried out by companies being prohibited or restricted by the state); food sales; online trade agency; other retail businesses not listed (excluding those subject to permit and approval); all types of domestic advertising design, production, distribution, and agency. (Projects that are subject to approval according to the laws may only be carried out after approval by the relevant department).

Material contingencies affecting solvency of the guaranteed party:	None

Shareholding structure:	Jiangxi Airlines is owned as to 60% by Xiamen Airlines and 40% by Jiangxi Aviation Investment Co., Ltd., respectively.

LETTER FROM THE BOARD

As at the Latest Practicable Date, the guaranteed party was rated BBB+ for the credit rating by Bank of China.

Financial information for the latest one year and one period:

Unit: RMB million

Item	As at 31 December 2019	As at 31 March 2020 (unaudited)
Total assets	2,607.86	2,455.09
Total liabilities	874.78	765.71
Total bank loans	0	0
Total current liabilities	489.20	403.96
Net assets	1,733.08	1,689.38

Item	January- December 2019	January- March 2020 (unaudited)
Revenue	1,265.38	204.76
Net profit	2.97	-44.97

(iii)	Xiamen Airlines Finance

Name of guaranteed party:	Xiamen Airlines Finance (Hong Kong) Company Limited

Place of registration:	FLAT/RM A BLK 9 12/F ISLAND HARBOURVIEW 11 HAIFAN RD TAI KOK TSUI KL, HONGKONG

Legal representative:	Zeng Yi Wei

Registered capital:	HKD30 million

Business scope:	Import and export trade, procurement of aircraft, procurement of engines, procurement of aviation materials, procurement of jet fuel, aircraft leasing, aviation consulting services and other services.

Material contingencies affecting solvency of the guaranteed party:	None

Shareholding structure:	Xiamen Airlines Finance is owned as to 100% by Xiamen Airlines.

LETTER FROM THE BOARD

Financial information for the latest one year and one period:

Unit: RMB million

Item	As at 31 December 2019	As at 31 March 2020 (unaudited)
Total assets	27.37	27.84
Total liabilities	0.01	0.01
Total bank loans	0	0
Total current liabilities	0.01	0.01
Net assets	27.35	27.83

Item	January- December 2019	January- March 2020 (unaudited)
Revenue	0.75	0.05
Net profit	0.45	-0.08

(iv)	Xiamen Airlines Lease

Name of guaranteed party:	Xiamen Airlines Finance Lease Company Limited

Place of registration:	Unit H, 431, 4th Floor, Building C, Xiamen International Shipping Center, No. 93 Xiangyu Roard, Xiamen Area of China (Fujian) Polit Free Trade Zone

Legal representative:	Zeng Yi Wei

Registered capital:	RMB1 billion

LETTER FROM THE BOARD

Business scope:	Finance leasing business, leasing business, purchase of leased property from domestic and overseas, dealing with residual value and maintenance of leased property, leasing transaction consultation and guarantee, other finance leasing business approved by the approval departments; concurrently engaging in commercial factoring related to main business; other unspecified professional consultation services (excluding items requiring approval); import and export of various types of commodities and technologies (not attached to the import and export commodity catalogue), except for commodities and technologies that are restricted or prohibited by the State to operate or import or export by the company; society economic consultation (excluding financial business consultation); other unspecified service industries (excluding items requiring approval).

Material contingencies affecting solvency of the guaranteed party:	None

Shareholding structure:	Xiamen Airlines Lease is owned as to 75% by Xiamen Airlines and 25% by Xiamen Airlines Finance, respectively.

Xiamen Airlines Lease was established in May 2020, therefore there is no financial information can be provided.

Relationship between the Guaranteed Parties and the Company

Xiamen Airlines, a controlled subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 11% by Fujian Investment and Development Group Company Limited. Hebei Airlines is a wholly-owned subsidiary of Xiamen Airlines. Jiangxi Airlines is a controlled subsidiary of Xiamen Airlines, which owns 60% shareholdings of Jiangxi Airlines. Xiamen Airlines Finance is a wholly-owned subsidiary of Xiamen Airlines. Xiamen Airlines Lease is a wholly-owned subsidiary of Xiamen Airlines, which owns 75% shareholdings of Xiamen Airlines Lease and the remaining 25% shareholdings is owned by Xiamen Airlines Finance. None of the abovementioned guaranteed parties are connected subsidiaries (as defined in the Listing Rules) or commonly-held entities (as defined in the Listing Rules) of the Company. None of the Proposed Authorization on the Provision of Guarantees constitute notifiable and/or connected transactions under the Listing Rules.

LETTER FROM THE BOARD

Main Contents of Authorization on the Provision of Guarantees

As at the Latest Practicable Date, Xiamen Airlines shall not exceed the scope of authorization to enter into any relevant guarantee agreement with any third-party entity. The foregoing approved guarantee limit, that is the aggregate balance up to RMB4,000 million, RMB2,200 million, RMB600 million and RMB7,200 million or equivalent in foreign currency during the period from 1 July 2020 to 30 June 2021 to Hebei Airlines, Jiangxi Airlines, Xiamen Airlines Finance and Xiamen Airlines Lease, respectively, shall be only the guarantee limit available to be provided by Xiamen Airlines as authorized. As to the specific guarantee amount within the foregoing guarantee limit, the guarantee contract entered into with relevant financial institutions shall prevail. The Company will perform its information disclosure obligations according to the actual signing of guarantee contract.

Accumulated Amount of External Guarantees

As at the Latest Practicable Date, the Company and Xiamen Airlines provided loan guarantees to self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was approximately RMB253.5791 million, representing approximately 0.40% of the Company’s audited net assets for the latest period and the amount in respect of the joint-liability guarantees is approximately RMB20.8840 million. The balance of guarantees provided by the Company and controlled subsidiaries to 43 special purpose vehicles in operation was US$4,797 million, and no overdue guarantees up to date. The balance of external guarantee provided by Xiamen Airlines for its controlled subsidiaries was RMB3,470 million. The total guarantee amount provided by the Company and controlled subsidiaries for their controlled subsidiaries was approximately RMB37,049 million, representing approximately 58.01% of the Company’s audited net assets for the latest period (all of the above figures in relation to the guarantees are unaudited).

3.	PROPOSED AUTHORISATION TO THE COMPANY AND ITS HOLDING SUBSIDIARIES TO RESPECTIVELY PROVIDE GUARANTEES TO THEIR SPECIAL PURPOSE VEHICLES

General

Reference is made to the Company’s announcement dated 14 May 2020 in relation to the Proposed Authorization on the Provision of Guarantees to SPVs.

Pursuant to the requirements of Articles of Association, on 14 May 2020, the Company’s eighth session of the Board held an interim meeting by way of correspondence, and considered and approved the Company and its controlled subsidiaries, Xiamen Airlines and Chongqing Airlines to provide guarantee to their wholly-owned SPVs, of which the additional total guarantee to be provided by the Company for Southern Airlines No. 15 Lease (Tianjin) Company Limited will not exceeding US$269 million; the additional total guarantee to be provided by Xiamen Airlines for its 17 SPVs will not exceeding US$25 million, and it is agreed that Xiamen Airlines can allocate and adjust specific guarantee amounts for their respective SPV according to the actual number of aircraft under operation and the lease term; the total guarantee to be provided by Chongqing Airlines for Chongqing Airlines No. 2 (Chongqing) Aircraft Lease Company Limited will not exceeding US$40.8 million. The period of guarantee is ended until all the obligations under the lease agreement has been fully performed, and the scope of the guarantee is in accordance with guarantee agreement. The Board agreed to submit the above guarantees to the upcoming general meeting of the Company and authorized the Company, Xiamen Airlines and Chongqing Airlines to respectively enter into corresponding documents as to guarantee upon the approval from the general meeting.

LETTER FROM THE BOARD

Information on the Guaranteed Parties

The main information of the 19 SPVs to which the guarantee are given is as follows:

(i)	Southern Airlines No. 15 Lease (Tianjin) Company Limited

Name of guaranteed party:	Southern Airlines No. 15 Lease (Tianjin) Company Limited

Place of registration:	Dongjiang Free Trade Port Zone of Tianjin

Legal representative:	Yuan Jin Tao

Registered capital:	RMB1.7 million

Business scope:	Lease business; purchase of leased property from domestic and overseas markets; dealing with residual value and maintenance of leased property; economical consultation. (Items that must be approved in accordance with law can only be operated after approval by the relevant departments).

Material contingencies affecting solvency of the guaranteed party:	None

Shareholding structure:	The Company holds 100% equity of Southern Airlines No. 15 Lease (Tianjin) Company Limited.

LETTER FROM THE BOARD

(ii)	“Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited” to “Xiamen Airlines No. 17 (Xiamen) Aircraft Lease Company Limited”

Name of guaranteed party:	“Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited” to “Xiamen Airlines No. 17 (Xiamen) Aircraft Lease Company Limited”

Place of registration:	Xiangyu Free Trade Zone of Xiamen

Legal representative:	Wang Qing

Registered capital:	from RMB0.1 million to RMB0.2 million, depending on the quantity and model of the operating aircraft of each SPV

Business scope:	Aircraft and aircraft equipment leasing business (SPV only); other unlisted machinery and equipment leasing (excluding items requiring approval); purchase of leased property from domestic and overseas; dealing with residual value of leased property; other unspecified professional consultation services (excluding items requiring approval); import and export of various types of commodities and technologies (not attached to the import and export commodity catalogue), except for commodities and technologies that are restricted or prohibited by the State to operate or import or export by the company; society economic consultation (excluding financial business consultation); other unspecified service industries (excluding items requiring approval).

Material contingencies affecting solvency of the guaranteed party:	None

Shareholding structure:	Xiamen Airlines, a controlled subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 11% by Fujian Investment and Development Group Company Limited. “Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited” to “Xiamen Airlines No. 17 (Xiamen) Aircraft Lease Company Limited” are wholly-owned subsidiaries of Xiamen Airlines.

LETTER FROM THE BOARD

(iii)	Chongqing Airlines No. 2 (Chongqing) Aircraft Lease Company Limited

Name of guaranteed party:	Chongqing Airlines No. 2 (Chongqing) Aircraft Lease Company Limited

Place of registration:	Lianglucuntan Free Trade Port Zone of Chongqing

Legal representative:	Jin Wei Feng

Registered capital:	RMB0.1 million

Business scope:	Permitted items: import and export of technology, import and export of goods (items that must be approved in accordance with the law can only be operated after approval by the relevant departments, and specific business items are subject to the approval documents or licenses of the relevant departments). General items: transportation equipment leasing services (except for items that are required to be approved according to law, business activities can be independently carried out according to law with the business license).

Material contingencies affecting solvency of the guaranteed party:	None

Shareholding structure:	Chongqing Airlines is the controlled subsidiary of the Company, the Company hold 60% equity of Chongqing Airlines, and Chongqing City Transportation Development & Investment Group Corporation Limited hold 40% equity of Xiamen Airlines. Chongqing Airlines No. 2 (Chongqing) Aircraft Lease Company Limited is a wholly-owned subsidiary of Chongqing Airlines.

LETTER FROM THE BOARD

Main	Contents of Authorization on the Provision of Guarantees to Wholly-owned Subsidiaries

Name of Guaranteed party	Guarantee Limit	Type of Guarantee	Guarantee Method	Period of Guarantee	Major Content of Guarantee Agreement

Southern Airlines No. 15 Lease (Tianjin) Company Limited	The additional maximum amount of US$269 million, equivalent to approximately RMB1,883 million (calculated based on exchange rate of US$1 against RMB7, same for the below)	Credit Guarantee	Joint Liability Guarantee	The period of guarantee is ended until all the obligations under the lease agreement has been fully performed. If a lease extension occurs, the period of guarantee shall be extended accordingly.

The Company provides guarantees in respect of debts owned by SPV to overseas lessor (such as rent payable) and liabilities under the lease agreement. If SPV fail to settle debts or liabilities under the lease agreement in whole or part, the Company shall fulfill the obligation of guarantee as agreed, and undertake an obligation in respect of rent and other payables to overseas lessor and liabilities under the lease agreement.

17 companies, including “Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited” to “Xiamen Airlines No. 17 (Xiamen) Aircraft Lease Company Limited”

Chongqing Airlines No. 2 (Chongqing) Aircraft Lease Company Limited

The additional maximum amount of US$25 million, equivalent to approximately RMB175 million The maximum amount of US$40.8 million, equivalent to approximately RMB285.6 million

Xiamen Airlines may allocate and adjust specific guarantee amounts for their respective SPV according to the actual number of aircraft under operation and the lease term within their respective maximum guarantee amounts. None of the abovementioned SPVs are connected subsidiaries (as defined in the Listing Rules) or commonly-held entities (as defined in the Listing Rules) of the Company. None of the Proposed Authorization on the Provision of Guarantees to SPVs constitute notifiable and/or connected transaction under the Listing Rules.

Accumulated	Amount of External Guarantees

As at the Latest Practicable Date, the Company and Xiamen Airlines provided loan guarantees to self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was approximately RMB253.5791 million, representing approximately 0.40% of the Company’s audited net assets for the latest period and the amount in respect of the joint-liability guarantees is approximately RMB20.8840 million. The balance of guarantees provided by the Company and controlled subsidiaries to 43 special purpose vehicles in operation was US$4,797 million, and no overdue guarantees up to date. The balance of external guarantee provided by Xiamen Airlines for its controlled subsidiaries was RMB3,470 million. The total guarantee amount provided by the Company and controlled subsidiaries for their controlled subsidiaries was approximately RMB37,049 million, representing approximately 58.01% of the Company’s audited net assets for the latest period (all of the above figures in relation to the guarantees are unaudited).

LETTER FROM THE BOARD

4.	GENERAL MANDATE TO ISSUE SHARES

In order to ensure flexibility and to give discretion to the Directors in the event that it becomes desirable to issue any Shares, a special resolution will be proposed at the AGM to give an unconditional general mandate to the Directors, to separately or concurrently, allot, issue, and deal with additional A Shares and H Shares of the Company and to make or grant offers, agreements or options in respect thereof, with an aggregate nominal value of not exceeding 20% of the aggregate number of each of the existing A Shares and H Shares issue as at the date of the relevant resolution to be proposed and passed at the AGM (the “General Mandate”), at a discount (if any) of no more than 20% to the benchmark price as required by rule 13.36(5) of the Listing Rules.

The General Mandate will lapse until the earlier of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the 12 months period following the passing of this resolution; and

(c)	the revocation or variation of the authority given to the Board under this resolution by a special resolution of the Shareholders in general meetings.

The Company shall obtain the approval of the CSRC and other relevant authorities for any issue of new Shares under the General Mandate. Pursuant to the relevant laws and regulations of the PRC, any further issuance of A Shares would still require the approval of the Shareholders at a general meeting even if the General Mandate were approved at the AGM.

As at the Latest Practicable Date, the Company had in issue 12,875,867,938 Shares including 8,600,723,089 A Shares and 4,275,144,849 H Shares. Subject to the passing of the proposed resolution for the approval of the General Mandate and in accordance with the terms therein, the Company would be allowed to allot, issue and deal with up to a maximum of 1,720,144,617 A Shares and 855,028,969 H Shares, respectively, representing 20% of the number of A Shares and H Shares in issue, respectively on the assumption that no further A Shares and H Shares will be issued by the Company prior to the AGM. If the Company completes the issuance of not more than 2,453,434,457 new A Shares under 2019 A Share Issuance prior to the AGM, the number of A Shares to be issued under the General Mandate would be different and would be determined by the number of A Shares in issue as at the date of AGM.

It is also proposed at the AGM to give a conditional general mandate to the Directors to increase the registered capital of the Company to reflect the issuance of Shares authorised under the General Mandate, and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increase in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.

LETTER FROM THE BOARD

5.	GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS

General

In order to meet the demand of the operation of the Company, optimize and adjust its debt structure and lower its financing costs, the Company proposes to issue one or a portfolio of Debt Financing Instruments in one or multiple tranches. In order to seize the market opportunity and improve the financing flexibility and efficiency, the Board has resolved to obtain the general mandate to issue the Debt Financing Instruments, which shall be subject to the Shareholders’ approval by way of a special resolution at the AGM.

Particulars of Proposed Issuance

Particulars regarding the Proposed Issuance are as follows:

(i)	Issuer:	the Company and/or its wholly-owned or controlled subsidiary, and the specific issuer shall be determined by the Board according to the needs of issuance

(ii)	Issue size:	the total balance of the Debt Financing Instruments outstanding will be within the permissible size for debt issuance in accordance with the provisions of the applicable laws, and the specific issue size shall be determined by the Board according to the capital needs and the market situations

(iii)	Term and type:	not more than 15 years for one single-term instrument or a portfolio of instruments with various terms, and the specific term composition and the issue size of instruments with various terms shall be determined by the Board according to the relevant regulations and market situations

(iv)	Use of proceeds:	the proceeds to be raised from the Proposed Issuance are intended to be used towards meeting the demand of the Company’s operations, adjusting its debt structure, replenishing its working capital and/or funding its capital investments, among others, and the specific use of proceeds shall be determined by the Board according to the capital needs

(v)	Term of validity of the resolution:	from the date of the passing of the resolution at the AGM to the date of the annual general meeting of the Company for the year 2020

LETTER FROM THE BOARD

If the Board and/or its authorised person has resolved to issue the Debt Financing Instruments within the term of the above general mandate and the Company has obtained the approval, permission or registration for the issuance from the relevant regulatory authorities within the term of the mandate, the Company may complete the issuance within the valid period of such approval, permission or registration.

Authorisation to the Board

It is proposed to the Shareholders at the AGM to authorise the Board, generally and unconditionally, to deal with the following in accordance with the specific needs of the Company and market conditions:

(i)

to determine the issuer, type, specific instruments, detailed terms, conditions and other matters relating to the Proposed Issuance (including, but not limited to, the issue size, principal amount, currency, issue price, interest rate or mechanism for determining the interest rate, issue place, issue timing, term, whether or not to issue in multiple tranches and number of tranches, whether or not to set repurchase or redemption terms, credit rating, guarantee, repayment term, use of proceeds, underwriting arrangements and all other matters relating to the Proposed Issuance);

(ii)

to carry out all necessary and ancillary actions and procedures (including, but not limited to, select and engage intermediary institutions, handle all approval, registration and filing procedures with the relevant regulatory authorities in connection with the Proposed Issuance on behalf of the Company, execute all necessary documents for the Proposed Issuance and handle any other matters relating to the issuance, repayment arrangement and trading of the Proposed Issuance);

(iii)	to approve, confirm and ratify any action or procedure relating to the Proposed Issuance as mentioned above already taken by the Company;

(iv)

to make adjustments to the specific proposals for the Proposed Issuance in accordance with the comments from the regulatory authorities or the market conditions within the authority of the Board, in the case of any change in policies of regulatory bodies in relation to the Proposed Issuance, or any change of market conditions, except where voting at a general meeting is required by any relevant laws and regulations and the Articles of Association;

(v)	to determine and handle all relevant matters relating to the listing of the Debt Financing Instruments upon the completion of the Proposed Issuance; and

(vi)

to approve, execute and despatch any announcements or circulars relating to the Proposed Issuance and make any related disclosure in accordance with the listing rules of the relevant jurisdictions where the Shares are listed.

LETTER FROM THE BOARD

6.	PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

Pursuant to the relevant requirements under the Company Law, the Securities Law, the Administrative Measures for the Issuance of Securities by Listed Companies (上公市司證券發行管理辦法》) and other laws, regulations and normative documents, upon the Company’s review on the qualifications and conditions of a company applying for issuance of A share convertible bonds, the Company believes that it has satisfied all the regulations and requirements of the relevant laws, regulations and normative documents in relation to the public issuance of A share convertible bonds by listed companies, that it is not a subject of bad faith and that it possesses the qualifications and conditions for public issuance of A share convertible bonds.

Details of the A Share Convertible Bond Issuance Plan are as follows:

(1)	Proposed Issuance of A Share Convertible Bonds

1.	Type of securities to be issued

The type of the securities to be issued is convertible bonds which can be converted into A Shares. The A Share Convertible Bonds and the A Shares to be converted will be listed on the Shanghai Stock Exchange.

2.	Size of issuance

In accordance with the relevant laws and regulations, combined with the Company’s financial status and investment plan, the total amount of the A Share Convertible Bonds proposed to be issued will not exceed RMB16 billion (including RMB16 billion). The actual size of the issuance shall be determined by the Board (or persons authorised by the Board) within the above range, subject to the authorisation by the Shareholders at the AGM and the Class Meetings.

3.	Par value and issue price

The A Share Convertible Bonds will be issued at par with a nominal value of RMB100.00 each.

4.	Term

According to the provisions of the relevant laws and regulations and the progress of implementation of the planned projects using the fund raising proceeds, combined with the scale of issuance of this Proposed Issuance of A Shares Convertible Bonds and the Company’s future operating and financial status, etc., the term of the A Share Convertible Bonds will be six years from the date of the issuance.

LETTER FROM THE BOARD

5.	Interest rate

The Board proposed to the Shareholders at the AGM and the Class Meetings to authorise the Board (or persons authorised by the Board) to determine the method of determining the nominal interest rate as well as the final interest rate for each interest accrual year upon negotiation with the sponsor (the lead underwriter) in accordance with national policies, market conditions and the actual conditions of the Company before the Proposed Issuance of A Share Convertible Bonds.

6.	Method and timing of interest payment and repayment of the principal

The interest of the A Share Convertible Bonds will be paid annually. The principal of the unconverted A Share Convertible Bonds will be repaid and the interest for the final year will be paid upon maturity.

(1)	Calculation of Annual Interest

The formula for calculating the Annual Interest is: I = B × i

I:	denotes the Annual Interest;

B:	denotes the aggregate nominal value of the A Share Convertible Bonds held by an A Share Convertible Bond Holder as at the record date for interest payment in an interest accrual year;

i:	denotes the nominal interest rate of the A Share Convertible Bonds of that year.

(2)	Method of interest payment

a.	The interest of the A Share Convertible Bonds will be paid annually, accruing from the date of the issuance of the A Share Convertible Bonds.

b.

Interest payment date: The interest is payable annually on each anniversary of the date of the issuance of the A Share Convertible Bonds. Where such a date falls on a statutory holiday or rest day, the interest payment date shall be postponed to the next working day, with no additional interest accrued during the period of postponement. The period between any two consecutive interest payment dates will be interest accrual year.

c.

Record date for interest payment: The record date for interest payment in each year will be the trading day immediately preceding the interest payment date. The Company will pay the interest accrued for that year within five trading days from the interest payment date. Where an A Share Convertible Bond Holder converts his/her A Share Convertible Bonds into A Shares on or before the record date for interest payment in any interest accrual year, that A Share Convertible Bond Holder shall not be entitled to any interest for that year and any subsequent interest accrual year.

LETTER FROM THE BOARD

d.	Tax payable on the interest income of an A Share Convertible Bond Holder shall be borne by such holder him/herself.

7.	Conversion period

The conversion period of the A Share Convertible Bonds shall commence on the first trading day immediately following the expiry of the six-month period after the date of the issuance of the A Share Convertible Bonds, and end on the maturity date of the A Share Convertible Bonds.

8.	Determination and adjustment of the conversion price

(1)	Basis for determining the initial conversion price

The initial conversion price of A Share Convertible Bonds shall not be lower than the following: (i) the average trading price of A Shares during the 20 trading days immediately preceding the date of publication of the Offering Document (in the event that during such 20 trading days, the share price has been adjusted due to ex-rights or ex-dividend, the average share price for the trading days before the adjustment shall be accordingly adjusted with reference to the adjusted share price following the ex-rights or ex-dividend); (ii) the average trading price of A Shares on the trading day immediately preceding the date of publication of the Offering Document; (iii) the latest audited net asset value per Share; and (iv) par value per Share. The actual initial conversion price shall be determined by the Board (or persons authorised by the Board) upon negotiation with the sponsor (the lead underwriter) in accordance with the market conditions and actual conditions of the Company before the Proposed Issuance of A Share Convertible Bonds, subject to the authorisation by the Shareholders at the AGM and the Class Meetings.

The average trading price of A Shares for the 20 trading days immediately preceding the date of publication of the Offering Document = the total trading amount of A Shares during such 20 trading days/the total trading volume of A Shares during such 20 trading days;

The average trading price of A Shares for the trading day immediately preceding the date of publication of the Offering Document = the total trading amount of A Shares on such a trading day/the total trading volume of A Shares on such a trading day.

LETTER FROM THE BOARD

(2)	Method of adjustment to the conversion price

The conversion price is subject to adjustments in certain events subsequent to the issuance of the A Share Convertible Bonds such as distribution of share dividends, capitalisation, issuance of new shares or rights issue and distribution of cash dividends (excluding any increase in the share capital as a result of conversion of the A Share Convertible Bonds). The Company will adjust the conversion price based on the following formulae (rounded off to two decimal places):

Distribution of share dividends or capitalisation: P1=P0/(1+n);

Issuance of new shares or rights issue: P1=(P0+A×k)/(1+k);

The above two events occurring concurrently: P1=(P0+A×k)/(1+n+k);

Distribution of cash dividends: P1=P0-D;

The above three events occurring concurrently: P1=(P0-D+A×k)/(1+n+k)

In the aforesaid formulae, “P0” denotes the conversion price before the adjustment; “n” denotes the rate of distribution of share dividends or capitalisation; “k” denotes the rate of issuance of new shares or rights issue; “A” denotes the price of issuance of new shares or rights issue; “D” denotes the cash dividend per share and “P1” denotes the adjusted conversion price.

Upon occurrence of any of the abovementioned changes in A Shares and/or A Shareholders’ interests, the Company will adjust the conversion price in accordance with the above method, and an announcement in relation to the adjustment of the conversion price will be made on the media designated by CSRC for information disclosure of listed companies. Such an announcement will indicate the date of the adjustment to the conversion price, method of the adjustment and suspension period of share conversion (if necessary). Meanwhile, the Company shall disclose the information to the Hong Kong market in accordance with the Listing Rules and the Articles of Association (if necessary). If the conversion price adjustment date is on or after the date on which an A Share Convertible Bond Holder applies for conversion of his/her A Share Convertible Bonds but before the registration date of the shares to be issued upon conversion, such conversion will be executed based on the adjusted conversion price.

LETTER FROM THE BOARD

In the event that the A Share Convertible Bond Holders’ interests or the interests derived from the share conversion of the A Share Convertible Bonds are affected by the change in the Company’s share class, quantity and/or Shareholders’ interests due to any possible share repurchase, consolidation, division or any other circumstances, the Company will adjust the conversion price based on the actual situations and in accordance with the principles of fairness, justice and equality so as to fully protect the interests of the A Share Convertible Bond Holders. The details of the adjustment to the conversion price and its implementation measures shall be determined in accordance with the relevant national laws and regulations and the relevant requirements of the securities regulatory authorities.

9.	Terms of downward adjustment to the conversion price

(1)	Authorisation and magnitude of adjustment

If, during the term of the A Share Convertible Bonds, the closing prices of A Shares in at least 15 trading days out of any 30 consecutive trading days are lower than 85% of the prevailing conversion price, the Board may propose a downward adjustment to the conversion price to the Shareholders at the general meeting and the class meetings for their consideration and approval.

The abovementioned proposal is subject to approvals of more than two-thirds of the voting rights of the Shareholders who attend the general meeting and the class meetings. Shareholders who hold the A Share Convertible Bonds should abstain from voting at the general meeting and class meetings. The adjusted conversion price should be no less than the following: (i) the average trading price of A Shares during the 20 trading days immediately preceding the date of such a general meeting and class meetings (in the event that during such 20 trading days, the share price has been adjusted due to ex-rights or ex-dividend, the average share price for the trading days before the adjustment shall be accordingly adjusted with reference to the adjusted share price following the ex-rights or ex-dividend); and (ii) the average trading price of A Shares on the trading day immediately preceding the date of such a general meeting and class meetings, whichever is higher. At the same time, the adjusted conversion price shall not be lower than the latest audited net asset value per Share and par value per Share.

In the event that an adjustment to the conversion price by the Company is made during the aforementioned 30 trading days, in respect of the trading days prior to the adjustment to the conversion price, the calculation shall be based on the unadjusted conversion price and the closing price of the A Shares on each such day, while in respect of the trading day on which adjustment to the conversion price is made and the trading days afterwards, the calculation shall be based on the adjusted conversion price and the closing price of the A Shares on each such day.

LETTER FROM THE BOARD

(2)	Adjustment procedures

If the Company decides to make a downward adjustment to the conversion price, the Company shall publish the relevant announcement on media designated by CSRC for information disclosure of listed companies. Such an announcement shall disclose information including the magnitude of the adjustment, the registration date of the Shares subject to the downward adjustment to the conversion price, the suspension period of share conversion (if any) and such other information. Meanwhile, the Company shall disclose the information to the Hong Kong market in accordance with the Listing Rules and the Articles of Association (if necessary). Application for conversion of the A Share Convertible Bonds at the adjusted conversion price shall be resumed upon the first trading day after the registration date, i.e. the conversion price adjustment date.

If the conversion price adjustment date is on or after the date of the application for conversion but before the registration date of the shares to be issued upon conversion, such conversion will be executed based on the adjusted conversion price.

10.	Method of determining the number of Shares for conversion

Where an A Share Convertible Bond Holder applies to convert his/her A Share Convertible Bonds into A Shares during the conversion period, the formula for calculating the number of A Shares to be issued upon conversion is as below:

Q =	V/P, any fractional Share shall be rounded down to the nearest integer.

V:	denotes the aggregate nominal value of the A Share Convertible Bonds in respect of which the A Share Convertible Bond Holder applies for conversion;

P:	denotes the prevailing conversion price as at the date of application for conversion.

An A Share Convertible Bond Holder can only apply to convert such A Share Convertible Bonds into A Shares in integers. Within five trading days from the conversion of the A Share Convertible Bonds, the Company will pay the A Share Convertible Bond Holder in cash an amount equal to the nominal value of such A Share Convertible Bonds which are insufficient to be converted into one share and the interest accrued for current period on such a balance in accordance with the relevant requirements of the Shanghai Stock Exchange and such other authorities (please refer to the section headed “11. Terms of redemption” for the method of calculating the interest accrued for current period).

LETTER FROM THE BOARD

11.	Terms of redemption

(1)	Terms of redemption upon maturity

Within five trading days upon maturity of the A Share Convertible Bonds, the Company will redeem all the A Share Convertible Bonds which have not been converted into A Shares by then, at a price determined by the Board (or persons authorised by the Board) upon negotiation with the sponsor (the lead underwriter) with reference to the market conditions before the issuance of the A Share Convertible Bonds, subject to the authorisation by the Shareholders at the general meeting and class meetings.

(2)	Terms of conditional redemption

During the conversion period, in case of one of the following two circumstances, the Company has the right to redeem all or part of the A Share Convertible Bonds which have not been converted into shares based on the par value plus the accrued interest then:

(1)

where the closing prices of A Shares for at least 15 trading days out of any 30 consecutive trading days during the conversion period are no less than 130% (including 130%) of the prevailing conversion price; or

(2)	where the balance of the outstanding A Share Convertible Bonds under the issuance is lower than RMB30 million.

Formula for calculating the then accrued interest is: IA = B×i×t/365

IA:	denotes the accrued interest for the current period;

B:	denotes the aggregate nominal value of the A Share Convertible Bonds to be deemed that are held by the A Share Convertible Bond Holders under the issuance;

i:	denotes the nominal interest rate of the A Share Convertible Bonds for current year;

t:

denotes the number of days on which interest is accrued, i.e. the actual number of calendar days from the last interest payment date up to the redemption date of that interest accrual year (including the last interest payment date and excluding the redemption date).

LETTER FROM THE BOARD

In the event that an adjustment to the conversion price is made during the aforesaid 30 trading days, the amount for trading days prior to the date of the adjustment shall be calculated based on the conversion price and the closing price of the A Shares before the adjustment, while the amount for trading days after the adjustment shall be calculated based on the conversion price and the closing price after the date of the adjustment.

Redemption period of the A Share Convertible Bonds under the issuance is consistent with the conversion period, i.e., to commence from the first trading day immediately following the expiry of the six-month period after the date of the issuance, and to end on the maturity date of the A Share Convertible Bonds.

12.	Terms of sale back

(1)	Terms of conditional sale back

During the last two interest accrual years within the term of the A Share Convertible Bonds under the issuance, if the closing prices of the A Shares on any 30 consecutive trading days are lower than 70% of the prevailing conversion price, the A Share Convertible Bond Holders are entitled to sell back all or part of their A Share Convertible Bonds to the Company at par plus the then accrued interest (formula for calculating the then accrued interest is set out in the section headed “11. Terms of redemption”).

In the event that an adjustment to the conversion price is made during the aforesaid 30 trading days, the amount for trading days prior to the date of the adjustment shall be calculated based on the conversion price and the closing price of the A Shares before the adjustment, while the amount for trading days after the adjustment shall be calculated based on the conversion price and the closing price after the date of the adjustment. In the event that there is a downward adjustment to the conversion price, the aforesaid “30 consecutive trading days” shall be re-counted from the first trading day following the adjustment to the conversion price.

During the last two interest accrual years within the term of the A Share Convertible Bonds under the issuance, the A Share Convertible Bond Holders can exercise their sale back rights once every year upon the first satisfaction of the conditions of the sale back in accordance with the abovementioned terms. If the A Share Convertible Bond Holders, upon the first satisfaction of the conditions of the sale back, do not apply for and exercise their sale back rights during the sale back declaration period specified by the Company, they are not entitled to exercise their sale back rights during that interest accrual year. The A Share Convertible Bond Holders are not allowed to exercise part of their sale back rights repeatedly.

LETTER FROM THE BOARD

(2)	Additional terms of sale back

If the actual use of proceeds from the Proposed Issuance of A Share Convertible Bonds significantly differs from the undertakings of the use of proceeds set out by the Company in the Offering Document, and such a change is regarded as a change in the use of proceeds by relevant provisions of the CSRC or determined by the CSRC, the A Share Convertible Bond Holders will be entitled to a one-off right to sell all or part of the A Share Convertible Bonds back to the Company at par plus the then accrued interest. The A Share Convertible Bond Holders can exercise their sale back rights upon the satisfaction of the additional terms of sale back during the additional sale back declaration period as announced by the Company. If the A Share Convertible Bond Holders do not exercise their additional sale back rights during the declaration period, the additional sale back rights will be automatically lost (formula for calculating the then accrued interest is set out in relevant contents of terms of redemption).

13.	Attribution of dividend in the year of conversion

The new A Shares to be issued as a result of the conversion of the A Share Convertible Bonds shall rank pari passu with all the existing A Shares. All ordinary Shareholders of A Shares (including those becoming ordinary Shareholders as a result of the conversion of the A Share Convertible Bonds) whose names are recorded on the register of members of the Company on the share registration date for dividend distribution shall be entitled to receive the dividend of that period and equal rights and interests.

14.	Method of issuance and targeted subscribers

The actual method of the issuance of the A Share Convertible Bonds will be determined by the Board (or persons authorised by the Board) upon negotiation with the sponsor (the lead underwriter), subject to authorisation by the Shareholders at the AGM and the Class Meetings. The targeted subscribers of the A Share Convertible Bonds are natural persons, legal persons, securities investment funds and other investors in compliance with the legal requirements, who have maintained securities accounts in the Shanghai Branch of China Securities Depository and Clearing Corporation Limited (excluding those prohibited by national laws and regulations).

15.	Subscription arrangement for existing A Shareholders

The existing A Shareholders are entitled to the pre-emptive rights to subscribe for the A Share Convertible Bonds. The existing A Shareholders may choose not to exercise such rights. It will be proposed at the AGM and the Class Meetings to authorise the Board (or persons authorised by the Board) to determine the actual amount of the A Share Convertible Bonds which are subject to the abovementioned pre-emptive rights in accordance with determination by the Board upon negotiation with the sponsor (the lead underwriter), with reference to the market conditions during the Proposed Issuance of A Share Convertible Bonds. Such determination shall be disclosed in the announcement regarding the Proposed Issuance of A Share Convertible Bonds. Such pre-emptive rights shall be subject to the Company Law, the Listing Rules and any other applicable laws, regulations and rules of any government or regulatory authorities (including but not limited to any rules and requirements regarding related party transactions or connected transactions).

LETTER FROM THE BOARD

The A Share Convertible Bonds which are not subject to the abovementioned pre- emptive rights and which are not subscribed for upon the exercise of the abovementioned pre- emptive rights will be either offered to institutional investors offline or issued by way of online fixed price offering through the trading system of the Shanghai Stock Exchange, with the remaining balance underwritten by the underwriter(s) in case of undersubscription. The actual method of the issuance of the A Share Convertible Bonds will be determined by the Board (or persons authorised by the Board) upon negotiation with the sponsor (the lead underwriter) and before the Proposed Issuance of A Share Convertible Bonds, subject to authorisation by the Shareholders at the AGM and the Class Meetings.

16.	Matters relating to A Share Convertible Bond Holders’ meetings

(1)	Rights of the A Share Convertible Bond Holders:

(a)	to receive agreed interests in accordance with the number of the A Share Convertible Bonds held by A Share Convertible Bond Holders;

(b)	to convert the A Share Convertible Bonds held by A Share Convertible Bond Holders into A Shares of the Company according to the agreed conditions set out in the Offering Document;

(c)	to exercise right of sale back on agreed conditions set out in the Offering Document;

(d)	to attend the meetings of A Share Convertible Bond Holders, either in person or by proxy, and vote in accordance with the provisions of laws and administrative regulations;

(e)

to assign, bestow or pledge the A Share Convertible Bonds held by A Share Convertible Bond Holders in accordance with the provisions of laws, administrative regulations, the Articles of Association and rules for A Share Convertible Bond Holders’ meetings;

(f)	to receive relevant information in accordance with the provisions of laws, administrative regulations, the Articles of Association and rules for A Share Convertible Bond Holders’ meetings;

(g)	to request the Company to repay the principal and interest of the A Share Convertible Bonds within the agreed period and by the agreed manner set out in the Offering Document;

LETTER FROM THE BOARD

(h)	other rights as creditors of the Company prescribed by laws, administrative regulations and the Articles of Association.

(2)	Obligations of the A Share Convertible Bond Holders:

(a)	to abide by the relevant terms of the issuance of A Share Convertible Bonds by the Company;

(b)	to pay the subscription amount in accordance with the number of A Share Convertible Bonds subscribed for;

(c)	to abide by the effective resolutions approved at the meetings of A Share Convertible Bond Holders;

(d)

not to request the Company to make prepayment of the principal and interest of A Share Convertible Bonds, unless otherwise required by laws and regulations, or otherwise agreed in the Offering Document; and

(e)	other obligations required to be undertaken by A Share Convertible Bond Holders prescribed by laws, administrative regulations and the Articles of Association.

(3)	During the term of A Share Convertible Bonds, an A Share Convertible Bond Holders’ meeting shall be convened upon the occurrence of any of the following events:

(a)	the Company proposes to change the terms of the Offering Document;

(b)	proposed amendments to the rules for A Share Convertible Bond Holders’ meetings;

(c)	the Company defaults in paying the principal and interests of A Share Convertible Bonds for the current period on time;

(d)

the Company undertakes a capital reduction (except for a share repurchase under an employee stock ownership plan, share incentive scheme, share repurchase for conversion of convertible bonds issued by the Company, performance commitments resulting in share repurchases, and reduction resulting from repurchases necessary to maintain the Company’s value and Shareholders’ equity), merger, division, restructuring, dissolution or files for liquidation;

(e)	any material change arises from the guarantors (if any) or the collaterals (if any);

LETTER FROM THE BOARD

(f)	proposed change of, or termination of the entrusted manager of this A Share Convertible Bond Issuance Plan;

(g)	inability to perform duties duly by the management of the Company leads to serious uncertainties on the Company’s ability to repay debts, and actions should be taken in accordance with laws;

(h)	the Company proposes a debt restructuring plan;

(i)

other circumstances where the Board, A Share Convertible Bond Holders, either individually or jointly, holding 10% or more of the aggregate nominal value of the outstanding A Share Convertible Bonds for the period, entrusted manager of this A Share Convertible Bond Issuance Plan or other entities or persons prescribed by the relevant laws and regulations and the CSRC, propose(s) in writing to convene;

(j)	other matters which may significantly and materially affect the interests of A Share Convertible Bond Holders; and

(k)

other matters required to be considered and determined at the meetings of the A Share Convertible Bond Holders in accordance with the provisions of the laws, administrative regulations, the CSRC, the Shanghai Stock Exchange, and the rules of the meetings of the A Share Convertible Bond Holders.

(4)	The following entities or persons may propose an A Share Convertible Bond Holders’ meeting:

(a)	the Board;

(b)

A Share Convertible Bond Holders, either individually or jointly, holding 10% or more of the aggregate nominal value of the outstanding A Share Convertible Bonds for the period, entrusted manager of this A Share Convertible Bond Issuance Plan, proposing in writing; and

(c)	other entities or persons prescribed by the laws, regulations or CSRC.

The Company will set out the method of protecting the interest of the A Share Convertible Bonds Holders and the rights, procedures and conditions of effecting resolutions of the A Share Convertible Bond Holders’ meeting in the Offering Document.

17.	Use of proceeds

The total amount of proceeds from the Proposed Issuance of A Share Convertible Bonds will not exceed RMB16 billion (including RMB16 billion), which will be used for the following projects after deducting the issuance expense.

LETTER FROM THE BOARD

			Unit: RMB ’0000

No.	Project Name	Total amount of investment	Amount of proceeds proposed to be used
1	Purchasing aircraft and aviation equipment and maintenance projects	2,168,601.96	1,060,000.00
2	Introduction of spare engines	65,553.50	60,000.00
3	Supplementing working capital	480,000.00	480,000.00

	Total	2,714,155.46	1,600,000.00

If the actual net proceeds from the Proposed Issuance of A Share Convertible Bonds, after deducting the issuance expense, is less than the amount of proceeds to be invested in the above projects, the Company will make up the shortfall by utilising its own funds or self-raising funds. Before the receipt of the proceeds from the Proposed Issuance of A Share Convertible Bonds, the Company will implement the projects utilising its own funds or self-raised funds in accordance with the actual progress of the projects. Upon receipt of the proceeds, the proceeds will be used to replace the remaining funds and cover the spent funds.

The Board (or persons authorised by the Board) may make adjustment to the proposed investment amount of the proceeds for the above one or multiple projects, based on the actual situation of project progress and funding requirements.

18.	Guarantee and security

There is no guarantee or security in relation to the A Share Convertible Bonds.

19.	Deposit account for proceeds raised

The Company has established the Administrative Measures for the Proceeds Raised. The proceeds of the A Share Convertible Bonds shall be maintained in an account designated by the Board (or persons authorised by the Board). Details regarding the opening of the account will be determined by the Board before the issuance and announced in the relevant announcement.

20.	Ratings

Credit rating agencies possessing the relevant qualifications will issue a credit rating report for this Proposed Issuance of A Share Convertible Bonds by the Company.

LETTER FROM THE BOARD

21.	Validity period of the proposal on the issuance of A Share Convertible Bonds

The Proposed Issuance of A Share Convertible Bonds will be valid for 12 months from the date of the considering and passing of the A Share Convertible Bonds Issuance Plan at the AGM and the Class Meetings.

(2)	Possible Subscription for A Share Convertible Bonds by CSAH

CSAH, being a controlling Shareholder of the Company, is entitled to the pre-emptive rights to subscribe for the A Share Convertible Bonds under the A Share Convertible Bond Issuance Plan of the Company, which is compliant with the relevant laws, regulations and normative documents and the Articles of Association.

The terms of the Possible Subscription for A Share Convertible Bonds by CSAH are the same as the terms and conditions which are set out in the A Share Convertible Bond Issuance Plan. As at the Latest Practicable Date, based on the maximum issuance size of the Proposed Issuance of A Share Convertible Bonds (i.e. RMB16 billion) and the direct shareholding percentage of CSAH in the A Shares of the Company (i.e. approximately 52.65%) as at the Latest Practicable Date, the maximum subscription amount under the Possible Subscription for A Share Convertible Bonds by CSAH is approximately RMB8,424 million.

If the non-public issuance of not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) to CSAH as announced by the Company on 30 October 2019 and approved by the relevant Shareholders in the relevant general meeting and class meetings on 27 December 2019 was completed, the direct shareholding of CSAH in the A Shares of the Company would increase from approximately 52.65% to approximately 63.16% and the maximum subscription amount under the Possible Subscription for A Share Convertible Bonds by CSAH would be approximately RMB10,106 million.

(3)	Reasons for and Benefits of the Proposed Issuance of A Share Convertible Bonds

In recent years, China’s aviation industry has maintained rapid growth, and there is still huge room for development in the future. The Company is the airline with the most transport aircraft, the most developed route network, and the largest passenger turnover in China. As the construction of the Guangdong-Hong Kong-Macau Greater Bay Area was elevated to a national strategy, an important development opportunity was laid before the Company. In the current economic and industry environment, in order to fully grasp the industry opportunities, the Company has proposed the overall strategic goal of becoming an international network airline, and fully promote the strategic layout of the Guangzhou-Beijing dual hub model. On one hand, the Company will focus on the development of the Greater Bay Area market, build a high-quality Guangzhou aviation hub, serve and contribute to the development of world-class city clusters and airport clusters in Guangdong, Hong Kong and Macau and provide first-class aviation upstream and downstream solutions; on the other hand, the Company has placed emphasis on promoting the construction of the Beijing hub. Daxing International Airport commenced operations in October 2019, and according to the ‘Change of Airport’ plan by the General Administration of Civil Aviation of China, the Company and its subsidiaries’ market share in Daxing International Airport will reach 43% by March 2021 and become the largest main base airline of Daxing International Airport, when the ‘Change of Airport plan’ becomes fully implemented. As at the Latest Practicable Date, the Company has successfully completed the change of airport of the first and second batch of flights to Daxing International Airport.

LETTER FROM THE BOARD

Under the abovementioned background, scientifically and rationally expanding the fleet size, ensuring safe operating efficiency, and enhancing the stability of the air transportation network are important strategic measures for the Company to actively seize the good development opportunities of China’s air transportation industry, and has a great strategic significance in the Company’s goal of better serving the economic development of the Greater Bay Area and the Company’s aim of becoming an international network airline. At the same time, due to the impact of the novel coronavirus pandemic (COVID-19), the aviation industry’s market demand has been affected to a certain extent, which has adversely impacted the income and cash flow levels of industry participants. Airlines generally face the need to supplement working capital. Therefore, the proceeds raised from the Proposed Issuance of A Share Convertible Bonds will mainly be used for purchasing aircraft, aviation equipment and maintenance projects, introduction of spare engines and supplementing working capital of the Group, to further enhance the core competitiveness of the Company’s main business, optimise the financial position and enhance the Company’s risk-resistance capability, in order to lay a solid foundation for the Company to achieve its strategic goals.

As COVID-19 prevention and control work turned to normalization in the PRC, the year-on-year decline of the major civil aviation production indicators started to narrow. Many provinces and cities in China adopted differentiated policies for resuming production and work, and the demand for domestic air passenger transport recovered to a certain extent. The demand and willingness of passengers to travel have gradually increased in the last few months. However, due to the continuous global spread of COVID-19 and the tightening of international aviation restrictions, the international air passenger traffic has further decreased. The Group has actively responded to changes in market demand, timely adjusted its operation strategy, and vigorously reduced various costs. However, in view of the uncertainty of the development and severe impact of COVID-19 on the civil aviation industry, it is expected that the Group’s operating results in the first half of 2020 will be adversely affected. As the aviation and transportation industry has a relatively solid foundation of market demand, the market demand will recover as COVID-19 gradually subsides. It is therefore expected that COVID-19 will not have a substantial impact on the Company’s long-term sustainable profitability in the future. The Company’s comprehensive strength ranks in the forefront of domestic airlines and has sufficient funding sources to cope with the impact of COVID-19. At the same time, through the Proposed Issuance of A Share Convertible Bonds, the Company’s capital strength and risk resistance ability will be further strengthened, which will help to further improve sustainable profitability ability and enhance core competitiveness.

(4)	Effects on the Shareholding Structure of the Company in Relation to the Proposed Issuance of A Share Convertible Bonds

Pursuant to the A Share Convertible Bond Issuance Plan, the initial conversion price of A Share Convertible Bonds shall not be lower than the following: (i) the average trading price of A Shares during the 20 trading days immediately preceding the date of publication of the Offering Document (in the event that during such 20 trading days, the share price has been adjusted due to ex-rights or ex-dividend, the average share price for the trading days before the adjustment shall be accordingly adjusted with reference to the adjusted share price following the ex-rights or ex-dividend); (ii) the average trading price of A Shares on the trading day immediately preceding the date of publication of the Offering Document; (iii) the latest audited net asset value per Share; and (iv) par value per Share. The actual initial conversion price shall be determined by the Board upon negotiation with the sponsor (the lead underwriter) in accordance with the market conditions and actual conditions of the Company, subject to the authorisation by the Shareholders at the AGM and the Class Meetings. The above complies with the principle for determining the initial conversion price stated in the relevant PRC laws and regulations.

LETTER FROM THE BOARD

For reference only and to illustrate the abovementioned pricing mechanism, assuming that, the Offering Document has been issued on the Latest Practicable Date, the average trading price of A Shares during the 20 trading days immediately preceding the Latest Practicable Date is RMB5.17 per Share and the average trading price of A Shares on the trading day immediately preceding the Latest Practicable Date is RMB5.01 per Share, the latest audited net asset value per Share is RMB5.21, and the par value per Share is RMB1.00, the minimum initial conversion price on the Latest Practicable Date will be RMB5.21 per Share, being the higher of the abovementioned average trading prices. For the avoidance of doubt, the actual initial conversion price shall be determined by the Board before the issuance of the A Share Convertible Bonds. Based on the minimum initial conversion price of RMB5.21 per Share and the maximum issuance size of the A Share Convertible Bonds to be issued (i.e. RMB16 billion), the maximum number of the A Shares to be converted is 3,071,017,274.

The shareholding structure of the Company as at the Latest Practicable Date and upon the completion of the Proposed Issuance of A Share Convertible Bonds (assuming (i) and offering of A Share Convertible Bonds in the total amount of RMB16 billion; (ii) an initial conversion price of RMB5.21 per Share; (iii) a full exercise of the pre-emptive rights by CSAH (i.e. a subscription of 52.65% of the total offering, which is in proportion to their aggregate shareholding in the A Shares as of the Latest Practicable Date assuming the 2019 A Share Issuance was not completed) or 63.16% of the total offering assuming the 2019 A Share Issuance was completed); and (iv) a full conversion of the A Share Convertible Bonds into the A Shares) is as follows:

LETTER FROM THE BOARD

	(i) as at the Latest Practicable Date		(ii) (assuming the 2019 A Share Issuance was not completed) immediately after the completion of the Proposed Issuance of A Share Convertible Bonds and commencement of the conversion period		(iii) (assuming the 2019 A Share Issuance was completed) immediately after the completion of the Proposed Issuance of A Share Convertible Bonds and commencement of the conversion period
Class of Shares	Number of Shares	As a percentage of total issued Shares (%)	Number of Shares	As a percentage of total issued Shares (%)	Number of Shares	As a percentage of total issued Shares (%)
CSAH	6,808,414,900	52.88	8,425,359,274	52.83	11,201,520,501	60.88
Among which:
A Shares held directly by CSAH	4,528,431,323	35.17	6,145,375,697	38.54	8,921,536,924	48.49
H Shares held through Nan Lung	2,279,983,577	17.71	2,279,983,577	14.30	2,279,983,577	12.39
Other Shareholders (A Shares)	4,072,291,766	31.63	5,526,364,666	34.65	5,203,637,896	28.28
Other Shareholders (H Shares)	1,995,161,272	15.50	1,995,161,272	12.51	1,995,161,272	10.84

Total issued Share	12,875,867,938	100	15,946,885,212	100	18,400,319,669	100

Note: Discrepancies between the column sum are due to rounding of percentage numbers

The conversion price is subject to adjustments in certain events subsequent to the issuance of the A Share Convertible Bonds such as distribution of share dividends, capitalisation, issuance of new shares or rights issue and distribution of cash dividends (excluding any increase in the share capital as a result of conversion of the A Share Convertible Bonds).

In these events, the Company will adjust the conversion price in accordance with the methods determined, an announcement in relation to the adjustment of the conversion price will be made on the media designated by CSRC for information disclosure of listed companies. Such an announcement will indicate the date of the adjustment to the conversion price, method of the adjustment and suspension period of share conversion (if necessary). Meanwhile, the Company shall disclose the information to the Hong Kong market in accordance with the Listing Rules and the Articles of Association (if necessary). Please also refer to the sections headed “8. Determination and adjustment of the conversion price” and “9. Terms of downward adjustment to the conversion price” of this circular for details on the calculation of the conversion price.

(5)	Implications on the Proposed Issuance of A Share Convertible Bonds and the Possible Subscription for A Share Convertible Bonds under the PRC regulatory requirements

The A Share Convertible Bonds proposed to be issued by the Company may lead to the issuance of new A Shares upon the exercise of the conversion rights of the A Share Convertible Bonds, the actual number of which depends on a number of factors, including the conversion price of the A Share Convertible Bonds. The Board considers that the conversion of A Share Convertible Bonds into new A Shares will dilute the interests of the existing A Shareholders and H Shareholders in the Company’s share capital.

LETTER FROM THE BOARD

Pursuant to the Articles of Association and the provisions of the relevant PRC laws and regulations, the Proposed Issuance of A Share Convertible Bonds shall be subject to, among others, the Shareholders’ approval at the AGM and the Class Meetings, and approvals from the relevant PRC regulatory authorities.

(6)	Implications under the Listing Rules

Pursuant to rule 19A.38 of the Listing Rules, the Proposed Issuance of A Share Convertible Bonds is subject to the requirements for Shareholders’ approvals at the AGM and the Class Meetings.

CSAH being a party directly holding 4,528,431,323 A Shares of the Company as at the Latest Practicable Date, is a connected person of the Company. If CSAH exercises its pre-emptive rights to subscribe for the A Share Convertible Bonds, the Possible Subscription for A Share Convertible Bonds will constitute a connected transaction under Chapter 14A of the Listing Rules and be subject to the requirements of reporting, announcement and the independent shareholders’ approval under the Listing Rules. All existing A Shareholders of the Company are entitled to pre-emptively subscribe for the A Share Convertible Bonds on a pro rata basis. No Shareholders can enjoy any privilege in the capacity of connected persons of the Company.

In respect of the proposed resolution to approve the Possible Subscription for A Share Convertible Bonds, CSAH and its associates, who are directly and indirectly holding an aggregate of 6,808,414,900 Shares (representing approximately 52.88% of the issued share capital of the Company) as at the Latest Practicable Date, are required to abstain from voting at the AGM. In respect of all the proposed resolutions in the class meeting for holders of H Shares, Nan Lung and Perfect Lines (Hong Kong) Limited, who are holding an aggregate of 2,279,983,577 H Shares (representing approximately 53.33% of the total issued H Shares) as at the Latest Practicable Date, are required to abstain from voting at the 2020 First H Share Class Meeting.

Mr. Wang Chang Shun (being the chairman and party secretary of CSAH), Mr. Ma Xu Lun (being the president, director and deputy party secretary of CSAH), and Mr. Han Wen Sheng (being a director and deputy party secretary of CSAH), were required to abstain from voting in the Board meeting in respect of the resolution to approve the Possible Subscription for A Share Convertible Bonds. All remaining four Directors who were entitled to vote, unanimously approved the above resolution. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association. Save for the above, no other Directors are interested or deemed to have material interests in the above transaction. In addition, no Directors have abstained from voting on other Board resolutions.

The Board expects that the Company will maintain sufficient public float to meet the applicable minimum requirement under the Listing Rules.

LETTER FROM THE BOARD

(7)	Equity Fund Raising Activities in the Past Twelve Months

On 30 October 2019, the Board proposed to put forward to the extraordinary general meeting and the class meetings to approve the 2019 A Share Issuance at the A Share subscription price, and enter into the A Shares subscription agreement with CSAH, pursuant to which CSAH proposed to subscribe for not more than 2,453,434,457 new A Shares, the consideration of which shall be satisfied by cash. On the same day, the Board also proposed to put forward to the extraordinary general meeting to approve the connected transaction in relation to the 2019 H Share Issuance at the H Share subscription price and to enter into the H Shares Subscription Agreement with Nan Lung. The total funds to be raised from the aforesaid 2019 A Share Issuance would be not more than RMB16,800.00 million (including RMB16,800.00 million), which will be utilised in the procurement of aircraft and the repayment of the Company’s borrowings. The total funds to be raised from the aforesaid 2019 H Share Issuance would be not more than HK$3,500.00 million (including HK$3,500.00 million), which would be utilised to supplement the general working capital of the Company.

Both of the 2019 A Share Issuance and the 2019 H Share Issuance were approved by the extraordinary general meeting and the respective class meetings on 27 December 2019. A total of 608,695,652 H Shares have been issued to Nan Lung at the issue price of HK$5.75 per H Share on 15 April 2020. As at the Latest Practicable Date, the total amounts of proceeds raised from the 2019 H Share Issuance were HK$3,499,999,999 and were deposited into the Company’s bank account. As at the Latest Practicable Date, the accumulated amounts of proceeds utilised were HK$3,499,949,999 and the amounts of unutilised proceeds were HK$50,000. The unutilised proceeds are expected to be used by the Company by September 2020. The unutilised proceeds will be used in accordance with the intended use of proceeds as previously disclosed by the Company to supplement the general working capital of the Company.

On 24 April 2020, the Issuance Examination Committee of the CSRC reviewed the application for the 2019 A Share Issuance. According to the review results, the Company’s application for the 2019 A Share Issuance was approved. On 27 May 2020, the Company received the written approval from the CSRC. The Company will issue a separate announcement upon completion of the 2019 A Share Issuance.

Save as disclosed above, the Company has not conducted any fundraising activities involving the issuance of equity securities within 12 months immediately before the Latest Practicable Date.

(8)	Principal Business of Major Parties to the Transaction

The Company is principally engaged in the business of civil aviation and is an airline with the largest number of transport aircraft, the most developed route network and the largest annual passenger turnover in the PRC. By the end of 2019, the Company has operated a total of 862 passenger and cargo transport aircraft and served nearly 152 million passengers. The Company is ranked first in Asia and third in the world in terms of fleet scale and passenger turnover. The Company has maintained the best safety record among Chinese airlines. The Company was awarded “Two-Star Diamond Award for Flight Safety”, the top award for flight safety from the General Administration of Civil Aviation of China, in June 2018 and has been an airlines with the highest safety star in China.

LETTER FROM THE BOARD

CSAH is a state-owned enterprise established in the PRC. It is the controlling Shareholder of the Company. CSAH is one of the three core air transportation groups directly managed by the State- owned Assets Supervision and Administration Commission of the State Council. The principal business activities of CSAH are (i) operating the Group and other enterprises which the Group invested in and which constitutes wholly state-owned assets and state-owned equity formed through the state’s investments; and (ii) engaging in operations in air transportation, as well as other relevant industries including financing, construction and development and media and advertising through CSAH’s subsidiaries.

(9)	Independent Opinion Regarding the Proposed Issuance of A Share Convertible Bonds from the Independent Non-executive Directors

Upon review, the Independent non-executive Directors consider the Company satisfies all conditions in issuing A Share Convertible Bonds. The price determination mechanism of the Proposed Issuance of A Share Convertible Bonds is fair, equal and compliant with the Company Law and other laws, regulations and normative documents, is in line with the Company’s strategic development requirements, and is beneficial to further enhancing the Company’s core competitiveness and ability to develop sustainably.

The Company’s planned use of proceeds from the Proposed Issuance of A Share Convertible Bonds complies with the relevant industrial policies of the country and the relevant provisions of the “Guidance on the Supervision of Listed Companies No. 2-Regulatory Requirements for the Management and Use of Raised Funds of Listed Companies” 《 (上市公司監管指引第 2號—上市公司 募集資金管理和使用的監管要求》) and the “Measures for the Administration of Raised Capital of Listed Companies on the Shanghai Stock Exchange” 《 (上海證券交易所上市公司募集資金管理辦法》), is conducive to improving the Company’s comprehensive operating capacity, in line with the interests of all Shareholders.

The Company’s “Report on the Use of Funds Raised by China Southern Airlines Company Limited as of April 30, 2020” prepared by the Company is true, accurate, and complete. There are no false records, misleading statements, and major omissions, it is compliant with relevant requirements of CSRC, the Shanghai Stock Exchange and other relevant laws and regulations on the storage and use of raised funds, and there is no violation of the storage and use of raised funds.

LETTER FROM THE BOARD

The Company has formulated practical and feasible measures to mitigate the dilution risk of immediate returns of the Proposed Issuance of A Share Convertible Bonds, which is conducive to enhancing the Company’s business scale and efficiency; at the same time, the Company’s controlling Shareholders and all directors and senior management personnel of the company legally comply with the content of their commitment to fulfil the remedial measures, which is conducive to protecting the interests of all Shareholders, especially the legitimate rights and interests of minority Shareholders.

The “Rules for A Share Convertible Bond Holders’ Meetings” formulated by the Company complies with the relevant laws and regulations, and does not infringe the interests of minority Shareholders, and is in line with the Company’s and all Shareholders’ interest.

The Possible Subscription for A Share Convertible Bonds by CSAH is conducive to boosting market confidence and protecting the interests of the Company and the minority Shareholders.

Connected Directors have abstained from voting in the Board meeting considering the Proposed Issuance of A Share Convertible Bonds. The procedures for convening the Board meeting and voting were in compliance with the relevant laws and regulations and the Articles of Association. The resolutions formed were legal, valid, and did not involve any action which harms the interests of the Company and all its Shareholders.

(10)	Relevant Resolutions in Relation to the Proposed Issuance of A Share Convertible Bonds

The resolutions in relation to the Proposed Issuance of A Share Convertible Bonds include: (i) the satisfaction of the conditions of the public issuance of the A Share Convertible Bonds; (ii) the Proposed Issuance of A Share Convertible Bonds; (iii) the preliminary plan of the Proposed Issuance of A Share Convertible Bonds; (iv) the report on the use of the previously raised proceeds; (v) the feasibility report on the use of proceeds raised from the Proposed Issuance of A Share Convertible Bonds; (vi) the authorisation of the Board and its authorised persons to manage the matters relating to the Proposed Issuance of A Share Convertible Bonds; (vii) risk notification on the dilution of immediate returns by the Proposed Issuance of A Share Convertible Bonds and the remedial measures to be adopted and the undertakings given by the relevant entities; and (viii) the connected transaction in relation to the Possible Subscription for A Share Convertible Bonds by CSAH.

LETTER FROM THE BOARD

The relevant resolutions are submitted to the A Shareholders for their consideration and approval as special resolutions in the AGM and the relevant Class Meeting under the Articles of Association and Administrative Measures for the Issuance of Securities by Listed Companies, pursuant to which the resolutions should be adopted by votes representing more than two thirds of the voting rights of the present Shareholders.

Details of the relevant resolutions are set out in Appendix I to VI in this circular.

(11)	Warning

Investors should be aware that the Proposed Issuance of A Share Convertible Bonds is subject to: (i) approvals of Shareholders at the AGM and the Class Meetings; and (ii) approvals from CSRC and other relevant authorities. As the Proposed Issuance of A Share Convertible Bonds is still subject to the fulfilment of various conditions thereof, the Proposed Issuance of A Share Convertible Bonds may not proceed or may not become unconditional or may not become effective. Investors and potential investors in Shares of the Company should exercise caution and only rely on the information issued by the Company when dealing, or contemplate dealing, in the Shares.

7.	AGM AND CLASS MEETINGS

The AGM will be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, PRC at 9:00 a.m. on Tuesday, 30 June 2020. The class meeting for holders of A Shares will be held at the same venue immediately after the conclusion of the AGM, and the 2020 First H Share Class Meeting will be held at the same venue immediately after the conclusion of the class meeting for holders of A Shares.

The notices for convening the AGM and the 2020 First H Share Class Meeting, forms of proxy applicable for the AGM and the 2020 First H Share Class Meeting and reply slips applicable for the AGM and the 2020 First H Share Class Meeting have been despatched to the Shareholders on 15 May 2020 and were also published on the website of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

LETTER FROM THE BOARD

In order to determine the list of Shareholders who are entitled to attend the AGM and the 2020 First H Share Class Meeting, the Company’s register of members will be closed from Friday, 29 May 2020 to Tuesday, 30 June 2020, both days inclusive, during which period no transfer of H Shares will be effected. In order to attend and vote at the AGM and the 2020 First H Share Class Meeting, holders of H Shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the registrar of the Company in Hong Kong, Hong Kong Registrars Limited, at or before 4:30 p.m. on Thursday, 28 May 2020, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

Whether or not you intend to attend the AGM and/or the 2020 First Class H Share Meeting, you are requested to complete and return (i) the reply slips in accordance with the instructions printed thereon not later than Tuesday, 9 June 2020 and (ii) the forms of proxy enclosed in the notice of AGM and the 2020 First Class H Share Meeting in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the AGM and the 2020 First Class H Share Meeting or any adjournment thereof (as the case may be). Completion and return of the proxy form will not preclude you from attending the AGM and the 2020 First Class H Share Meeting and voting in person if you so wish.

Pursuant to rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the AGM and the 2020 First Class H Share Meeting must be taken by poll.

8.	RECOMMENDATION OF THE BOARD

The Directors believe that all the resolutions proposed for consideration and approval by the Shareholders at the AGM and Class Meetings are in the best interests of the Company and the Shareholders as a whole, and the Company will continue to comply with the requirements of the Listing Rules and all the decisions made by the Board will be in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the AGM and Class Meetings .

Having taken into account the advice of Independent Financial Adviser, the Independent Board Committee considers that the Possible Subscription for A Share Convertible Bonds are on normal commercial terms, fair and reasonable and in the interests of the Group and the Shareholders as a whole.

LETTER FROM THE BOARD

Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolutions to be proposed at the AGM in respect of the Possible Subscription for A Share Convertible Bonds.

9.	FURTHER INFORMATION

Your attention is drawn to the letter from the Independent Board Committee as set out on pages 45 to 46 of this circular and to the letter from the Independent Financial Adviser as set out on pages 47 to 68 of this circular.

Your attention is also drawn to the addition information set out in the Appendix to this circular.

10.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By Order of the Board
Wang Chang Shun
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the letter from the Independent Board Committee to the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

1 June 2020

To the Independent Shareholders

Dear Sir or Madam,

PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

AND

POSSIBLE SUBSCRIPTION FOR A SHARE CONVERTIBLE BONDS BY

CONNECTED PERSON

INTRODUCTION

We refer to the circular of the Company dated 1 June 2020 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you whether the Possible Subscription for A Share Convertible Bonds by CSAH is fair and reasonable, (ii) on normal commercial terms or better and in the ordinary and usual course of business of the Group, and (iii) in the interests of the Group and the Shareholders as a whole.

The Independent Financial Adviser has been appointed by the Company to advise you and us in this respect. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation, are set out in the letter from the Independent Financial Adviser set out on pages 47 to 68 of this Circular.

We also wish to draw your attention to the letter from the Board as set out on pages 6 to 44 of this Circular.

RECOMMENDATION

Having considered the terms of the Possible Subscription for A Share Convertible Bonds by CSAH and taking into account the advice and recommendation of the Independent Financial Adviser, we are of the view that the terms of the Possible Subscription for A Share Convertible Bonds by CSAH are fair and reasonable and on normal commercial terms or better, although it is not in the ordinary and usual course of business of the Group due to its nature, the Possible Subscription for A Share Convertible Bonds by CSAH is in the interests of the Group and its Shareholders as a whole. Accordingly, we recommend the Shareholders to vote in favour of the proposed resolutions to approve the Possible Subscription for A Share Convertible Bonds by CSAH at the AGM.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Yours faithfully,

For and on behalf of

the Independent Board Committee of

CHINA SOUTHERN AIRLINES COMPANY LIMITED

Zheng Fan	Gu Hui Zhong	Tan Jin Song	Jiao Shu Ge

Independent Non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the full text of a letter of advice from TUS Corporate Finance Limited to the Independent Board Committee and the Independent Shareholders in respect of the Possible Subscription for A Share Convertible Bonds, which has been prepared for the purpose of inclusion in this circular.

15/F, Shanghai Commercial Bank Tower, 12 Queen’s Road Central, Central, Hong Kong 1 June 2020

To:	The Independent Board Committee and the Independent Shareholders of
China Southern Airlines Company Limited

Dear Sirs,

CONNECTED TRANSACTION IN RELATION TO THE POSSIBLE

SUBSCRIPTION FOR A SHARE CONVERTIBLE BONDS

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Possible Subscription for A Share Convertible Bonds, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company to the Shareholders dated 1 June 2020 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless otherwise defined or the context requires otherwise.

On 14 May 2020, the Company announced that the Board proposed to issue the A Share Convertible Bonds with a total amount not exceeding RMB16 billion (including RMB16 billion). Pursuant to the A Share Convertible Bond Issuance Plan, the existing A Shareholders are entitled to the pre-emptive rights to subscribe for the A Share Convertible Bonds on a pro rata basis. It will be proposed at the AGM and the Class Meetings to authorise the Board (or persons authorised by the Board) to determine the actual amount of the A Share Convertible Bonds which are subject to the abovementioned pre-emptive rights in accordance with determination by the Board upon negotiation with the sponsor (the lead underwriter), with reference to the market conditions during the Proposed Issuance of A Share Convertible Bonds.

CSAH, being the controlling Shareholder of the Company holding an aggregate of 4,528,431,323 A Shares as at the Latest Practicable Date, is accordingly entitled to the pre-emptive rights to subscribe for the A Share Convertible Bonds under the A Share Convertible Bond Issuance Plan. The terms of such subscription by CSAH (i.e. the Possible Subscription for A Share Convertible Bonds) are the same as the terms and conditions which have been set out in the A Share Convertible Bond Issuance Plan. Based on the maximum issuance size of the Proposed Issuance of A Share Convertible Bonds (i.e. RMB16 billion) and the direct shareholding percentage of CSAH in the A Shares of the Company (i.e. approximately 52.65%) as at the Latest Practicable Date, the maximum subscription amount by CSAH under the Possible Subscription for A Share Convertible Bonds shall be approximately RMB8,424 million. Assuming the 2019 A Share Issuance was completed before the Proposed Issuance of A Share Convertible Bonds, the direct shareholding percentage of CSAH in the A Shares of the Company would further increase from approximately 52.65% to approximately 63.16% and the maximum subscription amount by CSAH under the Possible Subscription for A Share Convertible Bonds shall be approximately RMB10,105.6 million.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

CSAH is the controlling Shareholder of the Company and is therefore a connected person of the Company under Chapter 14A of the Listing Rules. If CSAH exercises its pre-emptive rights to subscribe for the A Share Convertible Bonds, the Possible Subscription for A Share Convertible Bonds will constitute a connected transaction under Chapter 14A of the Listing Rules and be subject to the requirements of reporting, announcement and independent shareholders’ approval under the Listing Rules.

INDEPENDENT BOARD COMMITTEE

The Independent Board Committee comprising all the independent non-executive Directors, namely Mr. Zheng Fan, Mr. Gu Hui Zhong, Mr. Tan Jin Song and Mr. Jiao Shu Ge, has been established to advise the Independent Shareholders as to (i) whether the terms of the Possible Subscription for A Share Convertible Bonds are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) whether the Possible Subscription for A Share Convertible Bonds is conducted in the ordinary and usual course of business of the Company and is in the interests of the Company and the Shareholders as a whole. We, TUS Corporate Finance Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

OUR INDEPENDENCE

In the last two years prior to the Latest Practicable Date, we had, on two occasions acted as the independent financial adviser to the then independent board committee and independent shareholders of the Company in respect of (i) a discloseable and connected transaction and continuing connected transactions in relation to the provision of deposit services and a major transaction and continuing connected transactions in relation to the proposed lease transactions as detailed in the circular of the Company dated 26 October 2019; and (ii) connected transactions in relation to the 2019 A Share Issuance and 2019 H Share Issuance as detailed in the circular of the Company dated 12 November 2019. Save as disclosed above, we have not acted, within the last two years prior to the Latest Practicable Date, as independent financial adviser or financial adviser to the Company, CSAH or any of their respective associates. Apart from normal advisory fees paid or payable to us in connection with the previous engagements and this appointment, no arrangement exists whereby we had received or will receive any fees or benefits from the Company. Accordingly, we are considered eligible to give independent advice in respect of the Possible Subscription for A Share Convertible Bonds.

BASIS OF OUR OPINION

In formulating our opinion and recommendations, we have relied on the information, facts and representations contained or referred to in the Circular and the information, opinions and representations provided or expressed to us by the Directors and/or the management of the Company. We have assumed that all information, facts and representations contained or referred to in the Circular, and all information, opinions and representations provided or expressed by the Directors and/or the management of the Company, for which they are solely responsible, are true, accurate and complete in all material respects at the time when they were provided and continue to be so as at the date of the Circular and that they may be relied upon in formulating our opinion.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have also assumed that all views, opinions and statements of intention or belief provided or expressed by the Directors and the management, advisers and/or representatives of the Company have been arrived at after due and careful enquiries. We consider that we have been provided with, and have reviewed, all currently available information and documents which are available under present circumstances to enable us to reach an informed view and to provide a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any facts or circumstances which would render the information provided and representations made to us untrue, inaccurate or misleading. We consider that we have performed all the necessary steps to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinion. We have not, however, conducted any independent verification of the information provided by the Directors and the management, advisers and/or representatives of the Company nor have we conducted independent investigation into the business, affairs or future prospects of the Group. Our opinion is necessarily based on the financial, economic, market and other conditions in effect, and the information made available to us, as at the Latest Practicable Date.

The Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement therein or the Circular misleading.

This letter is issued for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Possible Subscription for A Share Convertible Bonds. Except for its inclusion in the Circular, this letter is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purposes without our prior written consent.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in respect of the Possible Subscription for A Share Convertible Bonds, we have considered the following principal factors and reasons:

1.	Background information of the Group and CSAH

1.1	The Group

The Company is a joint stock limited liability company incorporated in the PRC on 25 March 1995. The H shares of the Company have been listed on the Stock Exchange since 31 July 1997 and the A shares of the Company have been listed on the Shanghai Stock Exchange since 25 July 2003.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Headquartered in Guangzhou, the Company and its subsidiaries are principally engaged in the operation of civil aviation. According to the annual report of the Company for the year ended 31 December 2019 (the “2019 Annual Report”), the Company is the largest airlines in the PRC with the largest number of transport aircraft, the most developed route network and the largest annual passenger turnover. The Group has operated a total of 862 passenger and cargo transport aircraft by the end of 2019 and served approximately 152 million passengers in 2019, ranking the first in Asia and the third in the world in terms of fleet size and passenger turnover. The Group has also maintained the best safety records among the Chinese airlines.

Set out below is a summary of the financial highlight of the Group for the year ended 31 December 2018 (“FY2018”) and the year ended 31 December 2019 (“FY2019”) as extracted from the 2019 Annual Report:

Financial performance

	For the year ended 31 December
	2018	2019
	RMB million	RMB million
	(audited)	(audited)
Total operating revenue	143,623	154,322
Operating profit	8,819	10,838
Profit for the year	3,364	3,084
Profit attributable to equity shareholders of the Company	2,895	2,640

As stated in the 2019 Annual Report, the Group’s total operating revenue increased by approximately 7.4% from approximately RMB143,623 million for FY2018 to approximately RMB154,322 million for FY2019. Such increase was primarily due to the increase in passenger revenue resulting from the increase in number of passengers carried during the year. The Group’s operating profit increased by approximately 22.9% from approximately RMB8,819 million for FY2018 to approximately RMB10,838 million for FY2019 as a result of the increase in operating revenue as discussed above, partially off-set by the increase in operating expenses due to the increase in depreciation and amortisation expenses for FY2019. Nonetheless, the Group’s profit attributable to equity shareholders of the Company amounted to approximately RMB2,640 million for FY2019, representing a decrease of approximately 8.8% as compared to approximately RMB2,895 million for FY2018. Such decrease was mainly attributable to the significant increase in interest expenses due to the increase in interest on the lease liabilities as impacted by the initial adoption of IFRS 16 since 1 January 2019.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Financial position

	As at 31 December
	2018	2019

	RMB million	RMB million

	(audited)	(audited)
Cash and cash equivalents	6,928	1,849
Total assets	246,949	306,928
Total current assets	24,072	16,738
Total liabilities	168,480	229,599
Total current liabilities	83,687	95,490
Equity attributable to equity shareholders of the Company	65,257	64,106
Debt-to-asset ratio	68.2%	74.8%
Gearing ratio	194.1%	289.0%

The Group’s total assets increased from approximately RMB246,949 million as at 31 December 2018 to approximately RMB306,928 million as at 31 December 2019, which comprised mainly (i) right-of-use assets of approximately RMB153,211 million; (ii) net book value of property, plant and equipment of approximately RMB84,788 million; and (iii) construction in progress of approximately RMB39,222 million. In particular, the Group’s cash and cash equivalents decreased from approximately RMB6,928 million as at 31 December 2018 to approximately RMB1,849 million as at 31 December 2019, representing a decrease of approximately 73.3%. The Group’s total liabilities increased from approximately RMB168,480 million as at 31 December 2018 to approximately RMB229,599 million as at 31 December 2019, which comprised mainly (i) lease liabilities of approximately RMB134,074 million; and (ii) borrowings of approximately RMB51,180 million.

The Group’s debt-to-asset ratio, being the ratio of total liabilities over total assets of the Group, increased from approximately 68.2% as at 31 December 2018 to approximately 74.8% as at 31 December 2019, mainly due to the recognition of right- of-use assets and lease liabilities as impacted by the initial adoption of IFRS 16 since 1 January 2019. The Group’s gearing ratio, being the ratio of total borrowings and lease liabilities over total equity attributable to equity shareholders of the Company, increased from approximately 194.1% as at 31 December 2018 to approximately 289.0% as at 31 December 2019, mainly due to the recognition of lease liabilities as impacted by the initial adoption of IFRS 16 since 1 January 2019.

1.2	CSAH

CSAH, the controlling Shareholder of the Company, is a state-owned enterprise established in the PRC. CSAH is one of the three core air transportation groups directly managed by the State-owned Assets Supervision and Administration Commission of the State Council. The principal business activities of CSAH are (i) operating the Group and other enterprises which the Group invested in and which constitutes wholly state-owned assets and state-owned equity formed through the state’s investments; and (ii) engaging in operations in air transportation, as well as other relevant industries including financing, construction and development and media and advertising through CSAH’s subsidiaries.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	Reasons for and benefits of the Proposed Issuance of A Share Convertible Bonds (including the Possible Subscription for A Share Convertible Bonds) and proposed use of proceeds

With reference to the Letter from the Board, the Board proposed to issue the A Share Convertible Bonds with a view to actively seize the positive development opportunities of the air transportation industry of the PRC. Pursuant to the A Share Convertible Bond Issuance Plan, the total amount of proceeds to be raised will not exceed RMB16 billion (including RMB16 billion), out of which (i) 66.25% or not more than RMB10.6 billion will be used for purchasing aircraft and aviation equipment and maintenance projects; (ii) 3.75% or not more than RMB0.6 billion will be used for introduction of spare engines; and (iii) 30% or not more than RMB4.8 billion will be used for supplementing working capital of the Group.

As stated in the “13th Five-year Plan for the Development of Civil Aviation in China” (中國民用航空發展第十三個五年規劃) jointly published by Civil Aviation Administration of China (“CAAC”), National Development and Reform Commission of the PRC and the Ministry of Transport of the PRC in December 2016, the annual number of passengers carried by China’s civil aircraft is estimated to reach 720 million in 2020, representing a compound annual growth rate of approximately 10.4% from 2015 to 2020. The total traffic volume of civil aviation transportation in the PRC is estimated to reach 142 billion tonne kilometers in 2020, representing a compound annual growth rate of approximately 10.8% from 2015 to 2020. We also noted from the website of CAAC (www.caac.gov.cn) that the PRC aviation annual passenger throughput reached approximately 1,352 million times in 2019, representing an increase of approximately 6.9% as compared to that in 2018. The compound annual growth rate from 2015 to 2019 was approximately 10.3%.

Additionally, the central government of the PRC promulgated the Outline Development Plan for the Guangdong-Hong Kong-Macao Greater Bay Area (the “Outline Development Plan”) in February 2019 with an aim at promoting closer corporation and coordination between 11 cities in the Pearl River Delta. In order to develop the Greater Bay Area into a world-class cluster and further expand the Greater Bay Area’s domestic and international aviation networks, the Outline Development Plan, among other things, aims to enhance the competitiveness of Guangzhou’s and Shenzhen’s airports as international hubs, strengthen the functions of airports such as those in Macao and Zhuhai and pursue differential development and positive interaction of airports in the Guangdong-Hong Kong-Macao Greater Bay Area.

Moreover, we noted from the 2019 Annual Report that the Group has maintained the best safety records among the Chinese airlines. In June 2018, the Company was awarded “Two-Star Diamond Award for Flight Safety”, being the top award for flight safety from CAAC. We were given to understand that the Company always insists on the principle of “safety first”. In order to ensure its safety operation, the Group carries out various maintenance projects on its aircraft and engines on a regular basis and therefore incurs considerable amount of maintenance expenses every year. We are also advised by the management of the Company that the Company will continue to deploy substantial resources in maintenance projects.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

According to the 2019 Annual Report, cash and cash equivalents of the Group amounted to approximately RMB1,849 million as at 31 December 2019. We understand from the management of the Company that, having taken into consideration of the 2019 A Share Issuance and 2019 H Share Issuance, it is not sufficient for the Group to satisfy its current funding needs. For the details of the 2019 A Share Issuance and 2019 H Share Issuance, please refer to the circular of the Company dated 12 November 2019 and the section headed “6. Proposed Issuance of A Share Convertible Bonds – (7) Equity Fund Raising Activities in the Past Twelve Months” in the Letter from the Board. As further disclosed in the Letter from the Board, the income and cash flow level of the aviation industry participants have been adversely impacted by the novel coronavirus pandemic and airlines are generally in need of funds. Upon completion of the Proposed Issuance of A Share Convertible Bonds, it is expected that proceeds of not more than RMB4.8 billion will replenish the cash flow and working capital of the Group, which is essential for the Group to sustain its operation and to cope with its business expansion.

In light of the above, we consider that the proposed use of proceeds from the Proposed Issuance of A Share Convertible Bonds is in line with the development strategies of the Company and is beneficial to further enhance the core competitiveness, financial position and risk-resistance capability of the Group.

As advised by the management of the Company, the Board has considered various fund raising alternatives apart from the Proposed Issuance of A Share Convertible Bonds. In respect of equity financing by way of issuing new Shares, the Company has recently completed the 2019 H Share Issuance while the 2019 A Share Issuance is still pending written approval from CSRC as at the Latest Practicable Date. The Board has not considered equity financing by way of issuing new Shares this time to avoid further immediate dilution on the shareholding of the existing Shareholders within a relatively short period of time. On the contrary, fund raising by way of issuing the A Share Convertible Bonds will not have an immediate dilution impact on the shareholding of the existing Shareholders upon the completion of its issuance. In respect of debt financing, the Company has also explored the possibility of obtaining new banking facilities or issuing other debt financing instruments including but not limited to corporate bonds, financing bills and notes. However, debt financing by bank loans and other borrowings or such debt financing instruments usually incurs higher interest expenses as compared to issuing convertible bonds given investors may enjoy the potential upside offered by convertible bonds. As advised by the management of the Company, the interest rate of bank loans or such debt financing instruments is expected to be significantly higher than the coupon rate of convertible bonds. Issuance of H Shares convertible bonds has also been considered by the Board but it is not desirable given the prevailing market price of H Shares has been substantially lower than that of A Shares and the proceeds from the Proposed Issuance of A Share Convertible Bonds are intended to be used onshore.

The Possible Subscription for A Share Convertible Bonds by CSAH also demonstrates the confidence of and support from CSAH to the development of the Company, which is conducive to enhancing the market image of the Company and stabilising the trading price of the Shares.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Taking into account (i) the aforesaid reasons for and benefits of the Proposed Issuance of A Share Convertible Bonds; (ii) the proposed use of proceeds from the Proposed Issuance of A Share Convertible Bonds; (iii) other financing alternatives considered by the Board; and (iv) that the participation by CSAH demonstrates its solid confidence and support to the development of the Company, we are of the view that the Possible Subscription for A Share Convertible Bonds, being part of the Proposed Issuance of A Share Convertible Bonds, is in the interests of the Company and the Shareholders as a whole although it is not conducted in the ordinary and usual course of business of the Company.

3.	Principal terms of the Proposed Issuance of A Share Convertible Bonds (including the Possible Subscription for A Share Convertible Bonds)

3.1	Principal terms

Set out below are the principal terms of the Proposed Issuance of A Share Convertible Bonds as summarised from the Letter from the Board. Please also refer to Appendix I to the Circular for the full set of the terms and conditions of the Proposed Issuance of A Share Convertible Bonds.

Type of securities to be issued

The type of the securities to be issued is convertible bonds which can be converted into A Shares. The A Share Convertible Bonds and the A Shares to be converted will be listed on the Shanghai Stock Exchange.

Size of issuance

The total amount of the A Share Convertible Bonds proposed to be issued will not exceed RMB16 billion (including RMB16 billion). The actual size of the issuance shall be determined by the Board (or persons authorised by the Board) within the above range, subject to the authorisation by the Shareholders at the AGM and the Class Meetings.

Par value and issue price

The A Share Convertible Bonds will be issued at par with a nominal value of RMB100.00 each.

Term

The term of the A Share Convertible Bonds will be six years from the date of the issuance.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Interest rate and interest payment

The method of determining the nominal interest rate as well as the final interest rate for each interest accrual year shall be determined by the Board (or persons authorised by the Board) upon negotiation with the sponsor (the lead underwriter) in accordance with national policies, market conditions and the actual conditions of the Company before the Proposed Issuance of A Share Convertible Bonds, subject to the authorisation by the Shareholders at the AGM and the Class Meetings.

The interest of the A Share Convertible Bonds will be paid annually, accruing from the date of issuance of the A Share Convertible Bonds. The principal of the unconverted A Share Convertible Bonds will be repaid and the interest for the final year will be paid upon maturity. The Annual Interest is calculated by multiplying the aggregate nominal value of the A Share Convertible Bonds held by an A Share Convertible Bond Holder as at the record date for interest payment in an interest accrual year by the nominal interest rate of the A Share Convertible Bonds of that year.

For our due diligence purpose, we have reviewed《上市公司證券發行管理辦法》 (Administrative Measures for the Issuance of Securities by Listed Companies*) promulgated by CSRC (the “Administrative Measures”) and noted from Article 16 of the Administrative Measures that the interest rate of convertible corporate bonds shall be determined by the issuer upon negotiation with the lead underwriter and in compliance with relevant national regulations. Accordingly, we consider that the basis for determining the interest rate of the A Share Convertible Bonds is in compliance with the Administrative Measures.

Conversion period

The conversion period of the A Share Convertible Bonds shall commence on the first trading day immediately following the expiry of the six-month period after the date of the issuance of the A Share Convertible Bonds, and end on the maturity date of the A Share Convertible Bonds.

Determination and adjustment of the conversion price

(1)	Basis for determining the initial conversion price

The initial conversion price of the A Share Convertible Bonds (the “Initial Conversion Price”) shall not be lower than the following:

(i)

the average trading price of A Shares during the 20 trading days immediately preceding the date of publication of the Offering Document (in the event that during such 20 trading days, the share price has been adjusted due to ex-rights or ex-dividend, the average share price for the trading days before the adjustment shall be accordingly adjusted with reference to the adjusted share price following the ex-rights or ex-dividend) (i.e. the total trading amount of A Shares during such 20 trading days divided by the total trading volume of A Shares during such 20 trading days);

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)

the average trading price of A Shares on the trading day immediately preceding the date of publication of the Offering Document (i.e. the total trading amount of A Shares on such a trading day divided by the total trading volume of A Shares on such a trading day);

(iii)	the latest audited net asset value per Share; and

(iv)	the par value per Share.

The actual Initial Conversion Price shall be determined by the Board (or persons authorised by the Board) upon negotiation with the sponsor (the lead underwriter) in accordance with the market conditions and actual conditions of the Company before the Proposed Issuance of A Share Convertible Bonds, subject to the authorisation by the Shareholders at the AGM and the Class Meetings.

For our due diligence purpose, we noted from Article 22 of the Administrative Measures that the conversion price of convertible corporate bonds shall not be lower than the average trading price of the issuer’s shares (i) during the 20 trading days immediately preceding the date of publication of the offering document; and (ii) on the trading day immediately preceding the date of publication of the offering document. Accordingly, we consider that the basis for determining the Initial Conversion Price is in compliance with the Administrative Measures.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Despite that the Initial Conversion Price is not fixed at this stage, for illustration purpose, set out below is the comparison of the Initial Conversion Price based on the abovementioned criteria assuming the date of publication of the Offering Document is the Latest Practicable Date:

Criteria of determining the Initial Conversion Price	Conversion price
	(RMB	)

Not lower than:

(i) the average trading price of A Shares during the 20 trading days immediately preceding the date of publication of the Offering Document	5.17

(ii) the average trading price of A Shares on the trading day immediately preceding the date of publication of the Offering Document	5.01

(iii) the latest audited net asset value per Share	5.21
	(Note	)

(iv) the par value per Share	1.00

Note:

It is calculated by dividing the equity attributable to equity shareholders of the Company of approximately RMB63,863 million as at 31 December 2019 prepared in accordance with the China Accounting Standard for Business Enterprises by 12,267,172,286 Shares in issue as at 31 December 2019.

Based on the above hypothetical analysis and for illustration purpose, the Initial Conversion Price shall not be lower than RMB5.21 per A Share (the “Minimum Initial Conversion Price”), which represents:

(i)	a premium of approximately 3.99% over the closing price of RMB5.01 per A Share as quoted on the Shanghai Stock Exchange on the trading day immediately preceding the Latest Practicable Date;

(ii)

a premium of approximately 73.67% over the closing price of HK$3.25 (equivalent to approximately RMB3.00) per H Share as quoted on the Stock Exchange on the trading day immediately preceding the Latest Practicable Date;

(iii)

a premium of approximately 1.36% over the average closing price of approximately RMB5.14 per A Share as quoted on the Shanghai Stock Exchange during the 20 trading days immediately preceding the Latest Practicable Date;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iv)

a premium of approximately 62.81% over the average closing price of approximately HK$3.47 (equivalent to approximately RMB3.20) per H Share as quoted on the Stock Exchange during the 20 trading days immediately preceding the Latest Practicable Date; and

(v)	no premium over or discount to the latest audited net asset value per Share of approximately RMB5.21 as at 31 December 2019 in accordance with the China Accounting Standard for Business Enterprises.

(2)	Method of adjustment to the conversion price

The conversion price is subject to adjustments in certain events subsequent to the issuance of the A Share Convertible Bonds such as distribution of share dividends, capitalisation, issuance of new shares or rights issue and distribution of cash dividends (excluding any increase in the share capital as a result of conversion of the A Share Convertible Bonds). The Company will adjust the conversion price based on the following formulae (rounded off to two decimal places):

Distribution of share dividends or capitalisation: P1 = P0 / (1 + n);

Issuance of new shares or rights issue: P1 = (P0 + A × k) / (1 + k);

The above two events occurring concurrently: P1 = (P0 + A × k) / (1 + n + k);

Distribution of cash dividends: P1 = P0 – D;

The above three events occurring concurrently: P1 = (P0 – D + A × k) / (1 + n + k)

In the aforesaid formulae, “P0” denotes the conversion price before the adjustment; “n” denotes the rate of distribution of share dividends or capitalisation; “k” denotes the rate of issuance of new shares or rights issue; “A” denotes the price of issuance of new shares or rights issue; “D” denotes the cash dividend per share and “P1” denotes the adjusted conversion price.

Upon occurrence of any of the abovementioned changes in A Shares and/or A Shareholders’ interests, the Company will adjust the conversion price in accordance with the above method, and an announcement in relation to the adjustment of the conversion price will be made on the media designated by CSRC for information disclosure of listed companies. Such an announcement will indicate the date of the adjustment to the conversion price, method of the adjustment and suspension period of share conversion (if necessary). Meanwhile, the Company shall disclose the information to the Hong Kong market in accordance with the Listing Rules and the Articles of Association of the Company (if necessary). If the conversion price adjustment date is on or after the date on which an A Share Convertible Bond Holder applies for conversion of his/her A Share Convertible Bonds but before the registration date of the shares to be issued upon conversion, such conversion will be executed based on the adjusted conversion price.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In the event that the A Share Convertible Bond Holders’ interests or the interests derived from the share conversion of the A Share Convertible Bonds are affected by the change in the Company’s share class, quantity and/or Shareholders’ interests due to any possible share repurchase, consolidation, division or any other circumstances, the Company will adjust the conversion price based on the actual situations and in accordance with the principles of fairness, justice and equality so as to fully protect the interests of the A Share Convertible Bond Holders. The details of the adjustment to the conversion price and its implementation measures shall be determined in accordance with the relevant national laws and regulations and the relevant requirements of the securities regulatory authorities.

Terms of downward adjustment to the conversion price

(1)	Authorisation and magnitude of adjustment

If, during the term of the A Share Convertible Bonds, the closing prices of A Shares in at least 15 trading days out of any 30 consecutive trading days are lower than 85% of the prevailing conversion price, the Board may propose a downward adjustment to the conversion price to the Shareholders at the general meeting and the class meetings for their consideration and approval.

The abovementioned proposal is subject to approvals of more than two-thirds of the voting rights of the Shareholders who attend the general meeting and the class meetings. Shareholders who hold the A Share Convertible Bonds should abstain from voting at the general meeting and class meetings. The adjusted conversion price should be no less than the following: (i) the average trading price of A Shares during the 20 trading days immediately preceding the date of such a general meeting and class meetings (in the event that during such 20 trading days, the share price has been adjusted due to ex-rights or ex-dividend, the average share price for the trading days before the adjustment shall be accordingly adjusted with reference to the adjusted share price following the ex-rights or ex-dividend); and (ii) the average trading price of A Shares on the trading day immediately preceding the date of such a general meeting and class meetings, whichever is higher. At the same time, the adjusted conversion price shall not be lower than the latest audited net asset value per Share and par value per Share.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In the event that an adjustment to the conversion price by the Company is made during the aforementioned 30 trading days, in respect of the trading days prior to the adjustment to the conversion price, the calculation shall be based on the unadjusted conversion price and the closing price of the A Shares on each such day, while in respect of the trading day on which adjustment to the conversion price is made and the trading days afterwards, the calculation shall be based on the adjusted conversion price and the closing price of the A Shares on each such day.

(2)	Adjustment procedures

If the Company decides to make a downward adjustment to the conversion price, the Company shall publish the relevant announcement on media designated by CSRC for information disclosure of listed companies. Such an announcement shall disclose information including the magnitude of the adjustment, the registration date of the shares subject to the downward adjustment to the conversion price, the suspension period of share conversion (if any) and such other information. Meanwhile, the Company shall disclose the information to the Hong Kong market in accordance with the Listing Rules and the Articles of Association of the Company (if necessary). Application for conversion of the A Share Convertible Bonds at the adjusted conversion price shall be resumed upon the first trading day after the registration date, i.e. the conversion price adjustment date.

If the conversion price adjustment date is on or after the date of the application for conversion but before the registration date of the shares to be issued upon conversion, such conversion will be executed based on the adjusted conversion price.

Method of determining the number of shares for conversion

Where an A Share Convertible Bond Holder applies to convert his/her A Share Convertible Bonds into A Shares during the conversion period, the number of A Shares to be issued upon conversion is calculated by dividing the aggregate nominal value of the A Share Convertible Bonds in respect of which the A Share Convertible Bond Holder applies for conversion by the prevailing conversion price as at the date of application for conversion. Any fractional Share shall be rounded down to the nearest integer.

An A Share Convertible Bond Holder can only apply to convert such A Share Convertible Bonds into A Shares in integers. Within five trading days from the conversion of the A Share Convertible Bonds, the Company will pay the A Share Convertible Bond Holder in cash an amount equal to the nominal value of such A Share Convertible Bonds which are insufficient to be converted into one share and the interest accrued for current period on such a balance in accordance with the relevant requirements of the Shanghai Stock Exchange and such other authorities.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Terms of redemption

(1)	Terms of redemption upon maturity

Within five trading days upon maturity of the A Share Convertible Bonds, the Company will redeem all the A Share Convertible Bonds which have not been converted into A Shares by then, at a price determined by the Board (or persons authorised by the Board) upon negotiation with the sponsor (the lead underwriter) with reference to the market conditions before the issuance of the A Share Convertible Bonds, subject to the authorisation by the Shareholders at the general meeting and class meetings.

(2)	Terms of conditional redemption

During the conversion period, in case of one of the following two circumstances, the Company has the right to redeem all or part of the A Share Convertible Bonds which have not been converted into shares based on the par value plus the accrued interest then:

(i)

where the closing prices of A Shares for at least 15 trading days out of any 30 consecutive trading days during the conversion period are no less than 130% (including 130%) of the prevailing conversion price; or

(ii)	where the balance of the outstanding A Share Convertible Bonds under the issuance is lower than RMB30 million.

Formula for calculating the then accrued interest is: IA = B × i × t/365

IA:	denotes the accrued interest for the current period;

B:	denotes the aggregate nominal value of the A Share Convertible Bonds to be deemed that are held by the A Share Convertible Bond Holders under the issuance;

i:	denotes the nominal interest rate of the A Share Convertible Bonds for current year;

t:

denotes the number of days on which interest is accrued, i.e. the actual number of calendar days from the last interest payment date up to the redemption date of that interest accrual year (including the last interest payment date and excluding the redemption date).

In the event that an adjustment to the conversion price is made during the aforesaid 30 trading days, the amount for trading days prior to the date of the adjustment shall be calculated based on the conversion price and the closing price of the A Shares before the adjustment, while the amount for trading days after the adjustment shall be calculated based on the conversion price and the closing price after the date of the adjustment.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Redemption period of the A Share Convertible Bonds under the issuance is consistent with the conversion period, i.e., to commence from the first trading day immediately following the expiry of the six-month period after the date of the issuance, and to end on the maturity date of the A Share Convertible Bonds.

Terms of sale back

(1)	Terms of conditional sale back

During the last two interest accrual years within the term of the A Share Convertible Bonds under the issuance, if the closing prices of the A Shares on any 30 consecutive trading days are lower than 70% of the prevailing conversion price, the A Share Convertible Bond Holders are entitled to sell back all or part of their A Share Convertible Bonds to the Company at par plus the then accrued interest (formula for calculating the then accrued interest is set out in relevant contents of terms of redemption).

In the event that an adjustment to the conversion price is made during the aforesaid 30 trading days, the amount for trading days prior to the date of the adjustment shall be calculated based on the conversion price and the closing price of the A Shares before the adjustment, while the amount for trading days after the adjustment shall be calculated based on the conversion price and the closing price after the date of the adjustment. In the event that there is a downward adjustment to the conversion price, the aforesaid “30 consecutive trading days” shall be re-counted from the first trading day following the adjustment to the conversion price.

During the last two interest accrual years within the term of the A Share Convertible Bonds under the issuance, the A Share Convertible Bond Holders can exercise their sale back rights once every year upon the first satisfaction of the conditions of the sale back in accordance with the abovementioned terms. If the A Share Convertible Bond Holders, upon the first satisfaction of the conditions of the sale back, do not apply for and exercise their sale back rights during the sale back declaration period specified by the Company, they are not entitled to exercise their sale back rights during that interest accrual year. The A Share Convertible Bond Holders are not allowed to exercise part of their sale back rights repeatedly.

(2)	Additional terms of sale back

If the actual use of proceeds from the Proposed Issuance of A Share Convertible Bonds significantly differs from the undertakings of the use of proceeds set out by the Company in the Offering Document, and such a change is regarded as a change in the use of proceeds by relevant provisions of CSRC or determined by CSRC, the A Share Convertible Bond Holders will be entitled to a one-off right to sell all or part of the A Share Convertible Bonds back to the Company at par plus the then accrued interest. The A Share Convertible Bond Holders can exercise their sale back rights upon the satisfaction of the additional terms of sale back during the additional sale back declaration period as announced by the Company. If the A Share Convertible Bond Holders do not exercise their sale back rights during the declaration period, they shall be deemed to abandon the rights (formula for calculating the then accrued interest is set out in relevant contents of terms of redemption).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.2	Comparable issuances of A-share convertible bonds

To further assess the fairness and reasonableness of the principal terms of the Proposed Issuance of A Share Convertible Bonds, we have performed search for transactions regarding issuances of A-share convertible bonds by listed companies whose shares are listed on both (i) the Stock Exchange; and (ii) the Shanghai Stock Exchange or the Shenzhen Stock Exchange during the period commencing from 1 January 2017 up to and including 14 May 2020 (i.e. the date of the announcement of the Company in respect of, among others, the Proposed Issuance of A Share Convertible Bonds and the Possible Subscription for A Share Convertible Bonds). We have, on a best-effort basis, identified 10 comparable issuance plans (the “Comparable CB Issuance Plans”) which we considered to be exhaustive for comparison purpose and appropriate to demonstrate the prevailing market practice regarding issuances of A-share convertible bonds despite the businesses, operations and prospects of the Group may not be the same as those of the subject companies of the Comparable CB Issuance Plans. Details of our findings are summarised in the table below:

Company name (stock code)	Date of announcement	Basis for determining the interest rate	Basis for determining the initial conversion price	Terms of downward adjustment to the conversion price	Terms of conditional redemption	Terms of sale back

Ganfeng Lithium Co., Ltd. (1772.HK & 002460.SZ)	29 April 2019	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan, except that the determination of the initial conversion price does not refer to the latest audited net asset value per share and the par value per share of the company	Same as the A Share Convertible Bond Issuance Plan, except that the threshold is 80% of the prevailing conversion price	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan

Flat Glass Group Co., Ltd. (6865.HK & 601865.SH)	19 April 2019	Same as the A Share Convertible Bond Issuance Plan except that the authorisation to the Board will also cover adjustment of the interest rate if the bank deposit interest rate has adjusted prior to the issuance	Same as the A Share Convertible Bond Issuance Plan, except that the determination of the initial conversion price does not refer to the latest audited net asset value per share and the par value per share of the company	Same as the A Share Convertible Bond Issuance Plan, except that the threshold is 90% of the prevailing conversion price	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Company name (stock code)	Date of announcement	Basis for determining the interest rate	Basis for determining the initial conversion price	Terms of downward adjustment to the conversion price	Terms of conditional redemption	Terms of sale back

Lanzhou Zhuangyuan Pasture Co., Ltd. (1533.HK & 002910.SZ)	31 January 2019	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan, except that the determination of the initial conversion price does not refer to the latest audited net asset value per share and the par value per share of the company	Same as the A Share Convertible Bond Issuance Plan, except that the threshold is 90% of the prevailing conversion price	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan

Shanghai La Chapelle Fashion Co., Ltd. (6116.HK & 603157.SH)	21 September 2018	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan, except that the determination of the initial conversion price does not refer to the latest audited net asset value per share and the par value per share of the company	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan, except that the threshold is 80% of the prevailing conversion price

Bank of Communications Co., Ltd. (3328.HK & 601328.SH)	27 April 2018	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan, except that the initial conversion price shall also not be less than average trading prices of A shares of the company for the 30 trading days immediately preceding the date of publication of the offering document	Same as the A Share Convertible Bond Issuance Plan, except that (i) the threshold is 80% of the prevailing conversion price; and (ii) the adjusted conversion price shall also be no less than the average trading prices of A shares of the company for the 30 trading days immediately prior to the general meeting	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan, except that there are no terms of conditional sale back of the convertible bonds

Shenzhen Expressway Company Limited (548.HK & 600548.SH)	9 November 2017	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan, except that the determination of the initial conversion price does not refer to the latest audited net asset value per share and the par value per share of the company	Same as the A Share Convertible Bond Issuance Plan, except that that the threshold is 90% of the prevailing conversion price	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan

China Railway Construction Corporation Limited (1186.HK & 601186.SH)	6 November 2017	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan, except that the threshold is 80% of the prevailing conversion price	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Company name (stock code)	Date of announcement	Basis for determining the interest rate	Basis for determining the initial conversion price	Terms of downward adjustment to the conversion price	Terms of conditional redemption	Terms of sale back

China Communications Construction Company Limited (1800.HK & 601800.SH)	26 September 2017	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan, except that the threshold is 80% of the prevailing conversion price	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan

Central China Securities Co., Ltd. (1375.HK & 601375.SH)	6 April 2017	Same as the A Share Convertible Bond Issuance Plan except that the board or persons authorised by the board shall make adjustments to the interest of the convertible bonds accordingly if the bank deposit interest rate is adjusted prior to the completion of the issuance, subject to the authorisation from the shareholders	Same as the A Share Convertible Bond Issuance Plan, except that (i) the initial conversion price shall also not be lower than the average trading prices of A shares of the company for the 30 trading days immediately preceding the date of publication of the offering document; and (ii) the determination of the initial conversion price does not refer to the latest audited net asset value per share and the par value per share of the company	Same as the A Share Convertible Bond Issuance Plan, except that (i) the threshold is 90% of the prevailing conversion price; and (ii) the adjusted conversion price shall also be no less than the average trading prices of A shares of the company for the 30 trading days immediately prior to the general meeting	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan, except that there are no terms of conditional sale back of the convertible bonds

China Minsheng Banking Corp., Ltd. (1988.HK & 600016.SH)	30 March 2017	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan, except that the determination of the initial conversion price does not refer to the latest audited net asset value per share and the par value per share of the company	Same as the A Share Convertible Bond Issuance Plan, except that the threshold is 80% of the prevailing conversion price	Same as the A Share Convertible Bond Issuance Plan	Same as the A Share Convertible Bond Issuance Plan, except that there are no terms of conditional sale back of the convertible bonds

As depicted by the above table, the respective interest rate and initial conversion price of the Comparable CB Issuance Plans were not fixed as at the date when the relevant issuance plan was announced. We also noted that the basis for determining the initial conversion price of the A Share Convertible Bonds is comparable to those of the Comparable CB Issuance Plans and other key terms of the Proposed Issuance of A Share Convertible Bonds are substantially the same as those of the Comparable CB Issuance Plans. In view of the above, we are of the opinion that the principal terms of the Proposed Issuance of A Share Convertible Bonds are in line with the market practice of issuing A-share convertible bonds.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Given that (i) the applicable terms of the Proposed Issuance of A Share Convertible Bonds are in compliance with the Administrative Measures; (ii) the principal terms of the Proposed Issuance of A Share Convertible Bonds are in line with the market practice; and (iii) all potential subscribers of the A Share Convertible Bonds (including CSAH) will be subject to the same set of terms and conditions under the A Share Convertible Bond Issuance Plan, we concur with the Directors that the terms of the Possible Subscription for A Share Convertible Bonds are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

4.	Possible financial effects of the Proposed Issuance of A Share Convertible Bonds

4.1	Earnings

As disclosed in the Letter from the Board, the major portion of proceeds to be raised from the Proposed Issuance of A Share Convertible Bonds (i.e. not more than RMB10.6 billion) will be utilised for purchasing aircraft and aviation equipment and maintenance projects. As aircraft is the major revenue earning asset of the Group, the utilisation of such proceeds is expected to generate additional earnings to the Group. On the other hand, the earnings of the Group will be reduced by the interest payable to the A Share Convertible Bond Holders before the full conversion of the A Share Convertible Bonds held by them and the changes in fair value of conversion option derivative to be measured at the end of each financial year before the maturity of the A Share Convertible Bonds. However, Shareholders are reminded that the actual impact to the earnings of the Group will depend on various factors including but not limited to the actual interest rate of the A Share Convertible Bonds, the actual number of A Shares to be converted and the actual incremental earnings from utilising the proceeds from the Proposed Issuance of A Share Convertible Bonds in the operations of the Group.

4.2	Net asset value

Upon completion of the Proposed Issuance of A Share Convertible Bonds, the assets of the Group will be increased by the amount of proceeds to be raised therefrom. The A Share Convertible Bonds will be accounted for in two separate components in the consolidated statement of financial position of the Group, comprising a liability component and an equity component, at initial recognition. The liability component will be determined by using a market interest rate for an equivalent non-convertible bond and will be recorded as a non- current liability at initial recognition. The difference between the net proceeds from the Proposed Issuance of A Share Convertible Bonds and such liability component will be recognised as the equity component and included in the Shareholders’ equity. Accordingly, there will be a positive impact on the net asset value of the Group, the actual impact of which will be determined with reference to the valuation of the equity component of the A Share Convertible Bonds.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.3	Gearing ratio

As at 31 December 2019, the gearing ratio of the Group, being the total borrowings and leases liabilities of the Group divided by the Shareholders’ equity, was approximately 289.0%. Upon completion of the Proposed Issuance of A Share Convertible Bonds, both borrowings and the Shareholders’ equity are expected to increase and the change in gearing ratio depends on the proportions of liability component and equity component of the A Share Convertible Bonds. Generally speaking, the gearing ratio of the Group will rise in the short term, and, following the conversion of the A Share Convertible Bonds, the gearing ratio of the Group will be reduced.

4.4	Liquidity

As at 31 December 2019, the Group had cash and cash equivalents of approximately RMB1,849 million and net current liabilities of approximately RMB78,752 million. Upon completion of the Proposed Issuance of A Share Convertible Bonds, cash balance of the Group will be increased by the amount of proceeds to be raised therefrom and, in particular, not more than RMB4.8 billion will be utilised for supplementing working capital of the Group. The net current liabilities position of the Group is also expected to improve as the A Share Convertible Bonds have a term of six years and a significant portion of the A Share Convertible Bonds will therefore be classified as non-current liabilities of the Group.

Shareholders are reminded that the above analysis is for illustrative purpose only and do not purport to represent how the financial position of the Group will be upon completion of the Proposed Issuance of A Share Convertible Bonds.

5.	Potential dilution effect on the shareholding of the existing public Shareholders

As set out in the Letter from the Board, based on the Minimum Initial Conversion Price of approximately RMB5.21 per A Share and the maximum issuance size of the Proposed Issuance of A Share Convertible Bonds of RMB16 billion, the maximum number of A Shares to be converted will be 3,071,017,274. For illustrative purpose only, the table below sets out the shareholding structure of

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

the Company as at the Latest Practicable Date and immediately after the completion of the Proposed Issuance of A Share Convertible Bonds (assuming the A Share Convertible Bonds are fully subscribed and converted into A Shares at the Minimum Initial Conversion Price):

Name of Shareholders	As at the Latest Practicable Date	Immediately after the completion of the Proposed Issuance of
A Share Convertible Bonds (assuming the A Share Convertible Bonds are fully subscribed and converted into A Shares
			at the Minimum Initial Conversion Price)
			(a) assuming the 2019 A Share Issuance was not completed		(b) assuming the 2019 A Share Issuance was completed
	Number of Shares	% of total issued Shares	Number of Shares	% of total issued Shares	Number of Shares	% of total issued Shares

CSAH (A Shares)	4,528,431,323	35.17%	6,145,375,697	38.54%	8,921,536,924	48.49%
Nan Lung (H Shares)	2,279,983,577	17.71%	2,279,983,577	14.30%	2,279,983,577	12.39%
Public A Shareholders	4,072,291,766	31.63%	5,526,364,666	34.65%	5,203,637,896	28.28%
Public H Shareholders	1,995,161,272	15.50%	1,995,161,272	12.51%	1,995,161,272	10.84%

Total	12,875,867,938	100.00%	15,946,885,212	100.00%	18,400,319,669	100.00%

As shown in the table above, (a) assuming the 2019 A Share Issuance was not completed and the A Share Convertible Bonds are fully subscribed and converted into A Shares at the Minimum Initial Conversion Price, (i) the shareholding of the public A Shareholders will be increased from approximately 31.63% to approximately 34.65%; and (ii) the shareholding of the public H Shareholders will be decreased from approximately 15.50% to approximately 12.51%. As such, the overall shareholding of the public Shareholders will be slightly increased from approximately 47.13% as at the Latest Practicable Date to approximately 47.16% immediately after the completion of the Proposed Issuance of A Share Convertible Bonds; and (b) assuming the 2019 A Share Issuance was completed and the A Share Convertible Bonds are fully subscribed and converted into A Shares at the Minimum Initial Conversion Price, (i) the shareholding of the public A Shareholders will be decreased from approximately 31.63% to approximately 28.28%; and (ii) the shareholding of the public H Shareholders will be decreased from approximately 15.50% to approximately 10.84%. As such, the overall shareholding of the public Shareholders will be diluted from approximately 47.13% as at the Latest Practicable Date to approximately 39.12% immediately after the completion of the Proposed Issuance of A Share Convertible Bonds.

Nevertheless, having considered (i) the reasons for and benefits of the Proposed Issuance of A Share Convertible Bonds (including the Possible Subscription for A Share Convertible Bonds) and the proposed use of proceeds; (ii) the fairness and reasonableness of the principal terms of the Proposed Issuance of A Share Convertible Bonds; (iii) the generally positive financial effects on the Group upon completion of the Proposed Issuance of A Share Convertible Bonds; and (iv) that CSAH has been and will continue to be the controlling Shareholder of the Company, we are of the view that the aforementioned dilution effect on the shareholding of the existing public Shareholders is acceptable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the opinion that (i) the terms of the Possible Subscription for A Share Convertible Bonds are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) although the Possible Subscription for A Share Convertible Bonds is not conducted in the ordinary and usual course of business of the Company, it is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise, and we ourselves recommend, the Independent Shareholders to vote in favour of the relevant resolution to be proposed at the AGM to approve the Possible Subscription for A Share Convertible Bonds.

Yours faithfully,
For and on behalf of
TUS Corporate Finance Limited
Michael Ngai	Clark Ngai
Managing Director	Vice President

Mr. Michael Ngai is a licensed person registered with the Securities and Futures Commission of Hong Kong and a responsible officer of TUS Corporate Finance Limited to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. He has over 15 years of experience in the finance and investment banking industry.

Mr. Clark Ngai is a licensed person registered with the Securities and Futures Commission of Hong Kong and a responsible officer of TUS Corporate Finance Limited to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. He has 10 years of experience in the finance and investment banking industry.

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

China Southern Airlines Company Limited

PRELIMINARY PROPOSAL OF THE PUBLIC ISSUANCE OF A SHARE CONVERTIBLE BONDS

May 2020

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

COMPANY STATEMENT

1.

The Company and all members of the Board warrant that the contents of this announcement are true, accurate and complete and do not contain any misrepresentations, misleading statement or material omission, and severally and jointly accept legal responsibility for the truthfulness, accuracy and completeness of the information contained in the Proposal.

2.

Upon completion of the public issuance of A Share Convertible Bonds, the changes in the operation and income shall be borne by the Company at its own and the investment risks arising from the public issuance of A Share Convertible Bonds shall be assumed by the investors.

3.	The Proposal is the description of the public issuance of A Share Convertible Bonds by the Board, and any other statements to the contrary shall be misrepresentation.

4.	Investors should consult their own brokers, lawyers, professional accountants or other professional advisers if in doubt.

5.

The matters mentioned in the Proposal do not represent the substantive judgment, confirmation, approval or ratification of the approval authorities on the matters relating to the public issuance of A Share Convertible Bonds, and the effectiveness and completion of the matters relating to the public issuance of A Share Convertible Bonds mentioned in the Proposal shall be subject to the approval or verification of the relevant approval authorities.

DEFINITIONS

In this Proposal, unless the context otherwise requires, the following abbreviations should have the following meanings:

Company, Issuer, China Southern Airlines	China Southern Airlines Company Limited

A Share(s)	share(s) which have been admitted for listing on the Shanghai Stock Exchange or Shenzhen Stock Exchange, the nominal value of which is denominated in RMB and which are subscribed for and traded in RMB

Issuance, Issuance of Convertible Corporate Bonds, Public Issuance of Convertible Corporate Bonds	the public issuance of no more than RMB16 billion (including RMB16 billion) of A Share Convertible Bonds proposed by China Southern Airlines

Proposal	the preliminary proposal of the public issuance of A Share Convertible Bonds by China Southern Airlines

CSRC	China Securities Regulatory Commission

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

Board	the board of directors of China Southern Airlines

General Meetings	the general meetings of China Southern Airlines

Class Meetings	the class meetings of China Southern Airlines

Offering Document	Offering Document of the Public Issuance of A Share Convertible Bonds by China Southern Airlines Company Limited

RMB, RMB’000, RMB’0000, RMB million, RMB100 million	RMB, RMB’000, RMB’0000, RMB million, RMB100 million

reporting period, three years and the first period	years of 2017, 2018, 2019 and January to March 2020

Note: Any discrepancies in this Proposal between totals and sums of figures listed are due to rounding.

I.	THE ISSUANCE SATISFIES THE CONDITIONS OF THE PUBLIC ISSUANCE OF A SHARE CONVERTIBLE BONDS

Pursuant to the relevant requirements of the laws, regulations and normative documents including the Company Law of the People’s Republic of China 《(中華人民共和國公司法》) (the “Company Law”), the Securities Law of the People’s Republic of China, and the Administrative Measures for the Issuance of Securities by Listed Companies 《(上市公司證券發行管理辦法》), after self-examination and demonstration of the actual conditions and related matters of China Southern Airlines one by one, the Board believe that the Company has satisfied all the existing requirements of the relevant laws, regulations and normative documents in relation to the public issuance of A Share Convertible Bonds, and that it possesses the conditions for the public issuance of A Share Convertible Bonds.

II.	OVERVIEW OF THE ISSUANCE

(I)	Type of securities to be issued

The type of the securities to be issued is convertible corporate bonds which can be converted into A Shares. The convertible corporate bonds and the A Shares to be converted will be listed on the Shanghai Stock Exchange.

(II)	Size of issuance

According to relevant laws and regulations and in light of the Company’s financial situation and investment plan, the total amount of the convertible corporate bonds proposed to be issued will not exceed RMB16 billion (including RMB16 billion). The actual size of the issuance shall be determined by the Board (or persons authorised by the Board) within the above range, subject to the authorisation by the shareholders at the General Meetings and the Class Meetings.

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

(III)	Par value and issue price

The convertible corporate bonds will be issued at par with a nominal value of RMB100 each.

(IV)	Term

According to the provisions of the relevant laws and regulations and the progress of implementation of the projects to be financed by the proceeds, combined with the scale of the Issuance of Convertible Corporate Bonds and the Company’s future operating and financial status, the term of the convertible corporate bonds will be six years from the date of the issuance.

(V)	Interest rate

The Board proposed to the shareholders at the General Meetings and the Class Meetings to authorise the Board (or persons authorised by the Board) to determine the method of determining the nominal interest rate as well as the final interest rate for each interest accrual year upon negotiation with the sponsor (the lead underwriter) in accordance with national policies, market conditions and the actual conditions of the Company before the issuance of convertible corporate bonds.

(VI)	Method and timing of interest payment and repayment of the principal

The interest of the convertible corporate bonds will be paid annually. The principal of the unconverted A Share Convertible Bonds will be repaid and the interest for the final year will be paid upon maturity.

1.	Calculation of annual interest

Annual interest means the interest accrued for the year on each anniversary of the issuance date of the convertible corporate bonds, calculated based on the aggregate nominal value of the convertible corporate bonds that a convertible corporate bonds holder is entitled to. The formula for calculating the annual interest is:

I = B × i

I: denotes the annual interest;

B: denotes the aggregate nominal value of the convertible corporate bonds held by a convertible corporate bond holder as at the record date for interest payment in an interest accrual year (“that year” or “each year”);

i: denotes the nominal interest rate of the convertible corporate bonds of that year.

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

2.	Method of interest payment

(1)	The interest of the convertible corporate bonds will be paid annually, accruing from the date of the issuance of the convertible corporate bonds;

(2)

Interest payment date: The interest is payable annually on each anniversary of the date of the issuance of the convertible corporate bonds. Where such a date falls on a statutory holiday or rest day, the interest payment date shall be postponed to the next working day, with no additional interest accrued during the period of postponement. The period between any two consecutive interest payment dates will be an interest accrual year;

(3)

Record date for interest payment: The record date for interest payment in each year will be the trading day immediately preceding the interest payment date. The Company will pay the interest accrued for that year within five trading days from the interest payment date. Where an A Share Convertible Bond Holder converts his/her A Share Convertible Bonds into A Shares on or before the record date for interest payment in any interest accrual year, A Share Convertible Bond Holder shall not be entitled to any interest for that year and any subsequent interest accrual year;

(4)	Tax payable on the interest income of a convertible corporate bond holder shall be borne by such holder him/herself.

(VII)	Conversion period

The conversion period of the convertible corporate bonds shall commence on the first trading day immediately following the expiry of the six-month period after the date of the issuance of the convertible corporate bonds, and end on the maturity date of the convertible corporate bonds.

(VIII)	Determination and adjustment of the conversion price

1.	Basis for determining the initial conversion price

The initial conversion price of convertible corporate bonds shall not be lower than the the average trading price of A Shares during the 20 trading days immediately preceding the date of publication of the Offering Document (in the event that during such 20 trading days, the share price has been adjusted due to ex-rights or ex-dividend, the closing price for the trading days before the adjustment shall be accordingly adjusted with reference to the adjusted share price following the ex-rights or ex-dividend), the average trading price of A Shares on the trading day immediately preceding the date of publication of the Offering Document, the latest audited net asset value per share and par value per share. The actual initial conversion price shall be determined by the Board (or persons authorised by the Board) upon negotiation with the sponsor (the lead underwriter) in accordance with the market conditions and actual conditions of the Company before the issuance, subject to the authorisation by the General Meetings and the Class Meetings.

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

The average trading price of A Shares for the 20 trading days immediately preceding the date of publication of the Offering Document = the total trading amount of A Shares during such 20 trading days/the total trading volume of A Shares during such 20 trading days;

The average trading price of A Shares for the trading day immediately preceding the date of publication of the Offering Document = the total trading amount of A Shares on such a trading day/the total trading volume of A Shares on such a trading day.

2.	Method of adjustment to and calculation formula of the conversion price

The conversion price is subject to adjustments in certain events subsequent to the Issuance such as distribution of share dividends, capitalisation, issuance of new shares or rights issue and distribution of cash dividends (excluding any increase in the share capital as a result of conversion of the convertible corporate bonds). The Company will adjust the conversion price based on the following formula (rounded off to two decimal places):

Distribution of share dividends or capitalisation: P1 = P0/(1+n);

Issuance of new shares or rights issue: P1 = (P0+A×k)/(1+k);

The above two events occurring concurrently: P1 = (P0+A×k)/(1+n+k);

Distribution of cash dividends: P1 = P0-D;

The above three events occurring concurrently: P1= (P0-D+A×k)/(1+n+k).

In the aforesaid formulae, P0 denotes the conversion price before the adjustment; n denotes the rate of distribution of share dividends or capitalisation; k denotes the rate of issuance of new shares or rights issue; A denotes the price of issuance of new shares or rights issue; D denotes the cash dividend per share and P1 denotes the adjusted conversion price.

Upon occurrence of any of the abovementioned changes in A Shares and/or shareholders’ interests, the Company will adjust the conversion price in accordance with the above method, and an announcement will be made on the media designated by CSRC for information disclosure of listed companies. Such an announcement will indicate the date of the adjustment to the conversion price, method of the adjustment and suspension period of share conversion (if necessary). Meanwhile, the Company shall disclose the information to the Hong Kong market in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Articles of Association (if necessary). If the conversion price adjustment date is on or after the date on which a convertible corporate bond holder applies for conversion of his/her A Share Convertible Bonds but before the registration date of the shares to be issued upon conversion, such conversion will be executed based on the adjusted conversion price.

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

In the event that the convertible corporate bond holders’ interests or the interests derived from the share conversion of the convertible corporate bonds are affected by the change in the Company’s share class, quantity and/or shareholders’ interests due to any possible share repurchase, consolidation, division or any other circumstances, the Company will adjust the conversion price based on the actual situations and in accordance with the principles of fairness, justice and equality so as to fully protect the interests of the convertible corporate bond holders. The details of the adjustment to the conversion price and its implementation measures shall be determined in accordance with the relevant national laws and regulations and the relevant requirements of the securities regulatory authorities.

(IX)	Terms of downward adjustment to the conversion price

1.	Authorisation and magnitude of adjustment

If, during the term of the convertible corporate bonds, the closing prices of A Shares in at least 15 trading days out of any 30 consecutive trading days are lower than 85% of the prevailing conversion price, the Board may propose a downward adjustment to the conversion price to shareholders at the General Meetings and the Class Meetings for their consideration and approval.

The abovementioned proposal is subject to approvals of more than two-thirds of the voting rights of the shareholders who attend the General Meetings and the Class Meetings. Shareholders who hold the convertible corporate bonds should abstain from voting at the General Meetings and Class Meetings. The adjusted conversion price should be no less than the average trading price of A Shares during the 20 trading days immediately preceding the date of such General Meetings and Class Meetings (in the event that during such 20 trading days, the share price has been adjusted due to ex-rights or ex- dividend, the closing price for the trading days before the adjustment shall be accordingly adjusted with reference to the adjusted share price following the ex-rights or ex-dividend); and the average trading price of A Shares on the trading day immediately preceding the date of such General Meetings and Class Meetings, whichever is higher. At the same time, the adjusted conversion price shall not be lower than the latest audited net asset value per share and par value per share.

In the event that an adjustment to the conversion price by the Company is made during the aforementioned 30 trading days, in respect of the trading days prior to the adjustment to the conversion price, the calculation shall be based on the unadjusted conversion price and the closing price of the A Shares on each such day, while in respect of the trading day on which adjustment to the conversion price is made and the trading days afterwards, the calculation shall be based on the adjusted conversion price and the closing price of the A Shares on each such day.

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

2.	Adjustment procedures

If the Company decides to make a downward adjustment to the conversion price, the Company shall publish the relevant announcement on media designated by CSRC for information disclosure of listed companies. Such an announcement shall disclose information including the magnitude of the adjustment, the registration date of the shares subject to the downward adjustment to the conversion price, the suspension period of share conversion (if any) and such other information. Meanwhile, the Company shall disclose the information to the Hong Kong market in accordance with the Listing Rules and the Articles of Association (if necessary). Application for conversion of the A Share Convertible Bonds at the adjusted conversion price shall be resumed upon the first trading day after the registration date, i.e. the conversion price adjustment date.

If the conversion price adjustment date is on or after the date of the application for conversion but before the registration date of the shares to be issued upon conversion, such conversion will be executed based on the adjusted conversion price.

(X)	Method of determining the number of shares for conversion

Where a convertible corporate bond holder applies to convert his/her convertible corporate bonds into A Shares during the conversion period, the formula for calculating the number of A Shares to be issued upon conversion is as follows: Q = V/P, and an integral multiple of one share shall be taken by rounding down, in the above formula:

V: denotes the aggregate nominal value of the convertible corporate bonds in respect of which the convertible corporate bond holder applies for conversion;

P: denotes the prevailing conversion price as at the date of application for conversion.

A convertible corporate bond holder can only apply to convert such convertible corporate bonds into A Shares in integers. Within five trading days from the conversion of the convertible corporate bonds, the Company will pay the convertible corporate bond holder in cash an amount equal to the nominal value of such convertible corporate bonds which are insufficient to be converted into one share and the interest accrued for current period on such a balance in accordance with the relevant requirements of the Shanghai Stock Exchange and such other authorities (please refer to the section headed “(XI) Terms of redemption” for the method of calculating the interest accrued for current period).

(XI)	Terms of redemption

1.	Terms of redemption upon maturity

Within five trading days upon maturity of the convertible corporate bonds, the Company will redeem all the convertible corporate bonds which have not been converted into A Shares by then, at a price determined by the Board (or persons authorised by the Board) upon negotiation with the sponsor (the lead underwriter) with reference to the market conditions before the Issuance, subject to the authorisation by the shareholders at the General Meetings and Class Meetings.

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

2.	Terms of conditional redemption

During the conversion period, in case of one of the following two circumstances, the Company has the right to redeem all or part of the convertible corporate bonds which have not been converted into shares based on the par value plus the accrued interest then:

(1)

where the closing prices of A Shares for at least 15 trading days out of any 30 consecutive trading days during the conversion period are no less than 130% (including 130%) of the prevailing conversion price;

(2)	where the balance of the outstanding convertible corporate bonds under the Issuance is lower than RMB30 million.

Formula	for calculating the then accrued interest is: IA = B×i×t/365

IA:	denotes the accrued interest for the current period;

B:	denotes the aggregate nominal value of the convertible corporate bonds held by the convertible corporate bond holders under the Issuance;

i:	denotes the nominal interest rate of the convertible corporate bonds for current year;

t:

denotes the number of days on which interest is accrued, i.e. the actual number of calendar days from the last interest payment date up to the redemption date of that interest accrual year (including the last interest payment date and excluding the redemption date).

In the event that an adjustment to the conversion price is made during the aforesaid 30 trading days, the amount for trading days prior to the date of the adjustment shall be calculated based on the conversion price and the closing price of the A Shares before the adjustment, while the amount for trading days after the adjustment shall be calculated based on the conversion price and the closing price after the date of the adjustment.

Redemption period of the convertible corporate bonds under the Issuance is consistent with the conversion period, i.e., to commence from the first trading day immediately following the expiry of the six-month period after the date of the issuance, and to end on the maturity date of the convertible corporate bonds.

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

(XII)	Terms of sale back

1.	Terms of conditional sale back

During the last two interest accrual years within the term of the convertible corporate bonds under the issuance, if the closing prices of the A Shares on any 30 consecutive trading days are lower than 70% of the prevailing conversion price, the convertible corporate bond holders are entitled to sell back all or part of their convertible corporate bonds to the Company at par plus the then accrued interest (formula for calculating the then accrued interest is set out in relevant contents of (XI) terms of redemption).

In the event that an adjustment to the conversion price is made during the aforesaid 30 trading days, the amount for trading days prior to the date of the adjustment shall be calculated based on the conversion price and the closing price of the A Shares before the adjustment, while the amount for trading days after the adjustment shall be calculated based on the conversion price and the closing price after the date of the adjustment. In the event that there is a downward adjustment to the conversion price, the aforesaid “30 consecutive trading days” shall be re-counted from the first trading day following the adjustment to the conversion price.

During the last two interest accrual years within the term of the convertible corporate bonds under the issuance, the convertible corporate bond holders can exercise their sale back rights once every year upon the first satisfaction of the conditions of the sale back in accordance with the abovementioned terms. If the convertible corporate bond holders, upon the first satisfaction of the conditions of the sale back, do not apply for and exercise their sale back rights during the sale back declaration period specified by the Company, they are not entitled to exercise their sale back rights during that interest accrual year. The convertible corporate bond holders are not allowed to exercise part of their sale back rights repeatedly.

2.	Additional terms of sale back

If the actual use of proceeds from the issuance of convertible corporate bonds significantly differs from the undertakings of the use of proceeds set out by the Company in the Offering Document, and such a change is regarded as a change in the use of proceeds by relevant provisions of the CSRC or determined by the CSRC, the convertible corporate bond holders will be entitled to a one-off right to sell all or part of the convertible corporate bonds back to the Company at par plus the then accrued interest. The convertible corporate bond holders can exercise their sale back rights upon the satisfaction of the additional terms of sale back during the additional sale back declaration period as announced by the Company. If the convertible corporate bond holders do not exercise their sale back rights during the declaration period, they shall be deemed to abandon the rights (formula for calculating the then accrued interest is set out in relevant contents of (XI) terms of redemption).

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

(XIII)	Attribution of dividend in the year of conversion

The new A Shares to be issued as a result of the conversion of the convertible corporate bonds shall rank pari passu with all the existing A Shares. All ordinary shareholders of A Shares (including those becoming shareholders as a result of the conversion of the convertible corporate bonds) whose names are recorded on the register of members of the Company on the share registration date for dividend distribution shall be entitled to receive the dividend of that period and equal rights and interests.

(XIV)	Method of issuance and targeted subscribers

The actual method of the issuance of the convertible corporate bonds will be determined by the Board (or persons authorised by the Board) upon negotiation with the sponsor (the lead underwriter), subject to authorisation by the shareholders at the General Meetings and the Class Meetings. The targeted subscribers of the convertible corporate bonds are natural persons, legal persons, securities investment funds and other investors in compliance with the legal requirements, who have maintained securities accounts in the Shanghai Branch of China Securities Depository and Clearing Corporation Limited (excluding those prohibited by national laws and regulations).

(XV)	Subscription arrangement for the existing A shareholders

The existing A shareholders are entitled to the pre-emptive rights to subscribe for the convertible corporate bonds. The existing A shareholders may choose not to exercise such rights. It will be proposed at the General Meetings and the Class Meetings to authorise the Board (or persons authorised by the Board) to determine the actual amount of the A Share Convertible Bonds which are subject to the abovementioned pre-emptive rights in accordance with determination by the Board upon negotiation with the sponsor (the lead underwriter), with reference to the market conditions during the Issuance. Such determination shall be disclosed in the announcement regarding the Issuance. Such pre-emptive rights shall be subject to the Company Law, the Listing Rules and any other applicable laws, regulations and rules of any government or regulatory authorities (including but not limited to any rules and requirements regarding related party transactions).

The A Share Convertible Bonds which are not subject to the abovementioned pre-emptive rights and which are not subscribed for upon the exercise of the abovementioned pre-emptive rights will be either offered to institutional investors offline or issued by way of online fixed price offering through the trading system of the Shanghai Stock Exchange, with the remaining balance underwritten by the underwriter(s) in case of undersubscription. The actual method of issuance of the A Share Convertible Bonds will be determined by the Board (or persons authorised by the Board) upon negotiation with the sponsor (the lead underwriter) and before the Issuance, subject to authorisation by the shareholders at the General Meetings and the Class Meetings.

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

(XVI)	Matters relating to convertible corporate bond holders’ meetings

1.	Rights of the convertible corporate bond holders:

(1)	to receive agreed interests in accordance with the number of the A Share Convertible Bonds held by A Share Convertible Bond Holders;

(2)	to convert the A Share Convertible Bonds held by A Share Convertible Bond Holders into A Shares of the Company according to the agreed conditions set out in the Offering Document;

(3)	to exercise right of sale back on agreed conditions set out in the Offering Document;

(4)	to attend the meetings of A Share Convertible Bond Holders, either in person or by proxy, and vote in accordance with the provisions of laws and administrative regulations;

(5)

to assign, bestow or pledge the A Share Convertible Bonds held by A Share Convertible Bond Holders in accordance with the provisions of laws, administrative regulations, the Articles of Association and rules for A Share Convertible Bond Holders’ meetings;

(6)	to receive relevant information in accordance with the provisions of laws, administrative regulations, the Articles of Association and rules for A Share Convertible Bond Holders’ meetings;

(7)	to request the Company to repay the principal and interest of the A Share Convertible Bonds within the agreed period and by the agreed manner set out in the Offering Document;

(8)	other rights as creditors of the Company prescribed by laws, administrative regulations and the Articles of Association.

2.	Obligations of the A Share Convertible Bond Holders:

(1)	to abide by the relevant terms of the issuance of A Share Convertible Bonds by the Company;

(2)	to pay the subscription amount in accordance with the number of A Share Convertible Bonds subscribed for;

(3)	to abide by the effective resolutions approved at the meetings of A Share Convertible Bond Holders;

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

(4)

not to request the Company to make prepayment of the principal and interest of A Share Convertible Bonds, unless otherwise required by laws and regulations, or otherwise agreed in the Offering Document;

(5)	other obligations required to be undertaken by A Share Convertible Bond Holders prescribed by laws, administrative regulations and the Articles of Association.

3.	During the term of A Share Convertible Bonds, an A Share Convertible Bond Holders’ meeting shall be convened upon the occurrence of any of the following events:

(1)	the Company proposes to change the terms of the Offering Document;

(2)	proposed amendments to the rules for A Share Convertible Bond Holders’ meetings;

(3)	the Company defaults in paying the principal and interests of A Share Convertible Bonds for the current period on time;

(4)

the Company undertakes a capital reduction (except for a share repurchase under an employee stock ownership plan, share incentive scheme, share repurchase for conversion of convertible corporate bonds issued by the Company, performance commitments resulting in share repurchases, and reduction resulting from repurchases necessary to maintain the Company’s value and shareholders’ equity), merger, division, restructuring, dissolution or files for liquidation;

(5)	any material change arises from the guarantors (if any) or the collaterals (if any);

(6)	proposed change of, or termination of the entrusted manager of the A Share Convertible Bond Issuance Plan;

(7)	inability to perform duties duly by the management of the Company leads to serious uncertainties on the Company’s ability to repay debts, and actions should be taken in accordance with laws;

(8)	the Company proposes a debt restructuring plan;

(9)

other circumstances where the Board, A Share Convertible Bond Holders, either individually or jointly, holding 10% or more of the aggregate nominal value of the outstanding A Share Convertible Bonds for the period, entrusted manager of the A Share Convertible Bond Issuance Plan or other entities or persons prescribed by the relevant laws and regulations and the CSRC, propose(s) in writing to convene;

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

(10)	other matters which may significantly and materially affect the interests of A Share Convertible Bond Holders;

(11)

other matters required to be considered and determined at the meetings of the A Share Convertible Bond Holders in accordance with the provisions of the laws, administrative regulations, the CSRC, the Shanghai Stock Exchange, and the rules of the meetings of the A Share Convertible Bond Holders.

4.	The following entities or persons may propose an A Share Convertible Bond Holders’ meeting:

(1)	the Board;

(2)

A Share Convertible Bond Holders, either individually or jointly, holding 10% or more of the aggregate nominal value of the outstanding A Share Convertible Bonds for the period, entrusted manager of the A Share Convertible Bond Issuance Plan proposing in writing;

(3)	other entities or persons prescribed by the laws, regulations or CSRC.

The Company will set out the method of protecting the interest of the A Share Convertible Bond Holders and the rights, procedures and conditions of effecting resolutions of the A Share Convertible Bond Holders’ meeting in the Offering Document.

(XVII)	Use of proceeds

The total amount of proceeds from the Public Issuance of Convertible Corporate Bonds will not exceed RMB16 billion (including RMB16 billion), which will be used for the following projects after deducting the issuance expense:

			Unit: RMB’0000
No.	Project Name	Total amount of investment	Amount of proceeds proposed to be used
(1)	Purchasing aircraft and aviation equipment and maintenance projects	2,168,601.96	1,060,000.00
(2)	Introduction of spare engines	65,553.50	60,000.00
(3)	Supplementing working capital	480,000.00	480,000.00
Total		2,714,155.46	1,600,000.00

If the actual net proceeds from the Issuance, after deducting the issuance expense, is less than the amount of proceeds to be invested in the above projects, the Company will make up the shortfall by utilising internal or self-raising funds. Before the receipt of the proceeds from the Issuance, the Company will implement the projects utilising internal or self-raised funds in accordance with the actual progress of the projects. Upon receipt of the proceeds, the proceeds will be used to replace the remaining funds and cover the spent funds.

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

The Board (or persons authorised by the Board) may make adjustment to the proposed investment amount of the proceeds for the above one or multiple projects, based on the actual situation of project progress and funding requirements.

(XVIII) Guarantee	and security

There is no guarantee or security in relation to the convertible corporate bonds.

(XIX)	Deposit account for proceeds raised

The Company has established the administrative measures for the proceeds raised. The proceeds of the Issuance shall be maintained in an account designated by the Board (or persons authorised by the Board). Details regarding the opening of the account will be determined by the Board before the Issuance and announced in the relevant announcement.

(XX)	Ratings

Credit rating agencies possessing the relevant qualifications will issue a credit rating report for the convertible corporate bonds under Issuance by the Company.

(XXI)	Validity period of the Proposal

The Proposal of the Public Issuance of Convertible Corporate Bonds will be valid for 12 months from the date of the considering and passing of the A Share Convertible Bonds Issuance Plan at the General Meetings and the Class Meetings.

III.	FINANCIAL INFORMATION AND MANAGEMENT DISCUSSION AND ANALYSIS

The financial statements for the years of 2017, 2018 and 2019 of the Company have been audited by KPMG Huazhen LLP, which has issued the standard unqualified audit reports.

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

(I)	Balance sheet, income statement and cash flow statement for the last three years and the first period of the Company

1.	Consolidated balance sheet for the last three years and the first period

	Unit: RMB million
Items	31 March 2020	31 December 2019	31 December 2018	31 December 2017
Current assets
Cash at bank and on hand	1,839	1,994	7,308	7,250
Financial assets held for trading	—	—	440	—
Derivative financial assets	202	218	—	—
Bills receivable	—	1	2	—
Accounts receivable	2,895	3,197	2,927	—
Bills and accounts receivable	—	—	—	2,690
Prepayments	448	1,591	3,695	1,358
Other receivables	1,872	2,358	2,338	1,160
Inventories	2,021	1,893	1,699	1,622
Assets held for sale	—	—	224	8
Other current assets	5,598	5,486	5,439	3,796
Total current assets	14,875	16,738	24,072	17,884
Non-current assets
Available-for-sale financial assets	—	—	—	725
Long-term equity investments	5,840	6,445	5,992	4,045
Other equity instrument investments	1,049	1,049	1,080	—
Other non-current financial assets	99	106	103	—
Investment properties	303	304	499	524
Fixed assets	82,474	84,374	170,039	158,255
Construction in progress	38,812	39,344	37,881	30,193
Right-of-use assets	147,027	149,941	—	—
Intangible assets	3,639	3,709	3,349	3,334
Lease deposits	—	457	594	642
Long-term deferred expenses	734	652	732	610
Hedging instrument	—	3	75	46
Deferred tax assets	4,066	2,697	1,574	1,698
Other non-current assets	1,362	827	665	373
Total non-current assets	285,405	289,908	222,583	200,445
Total assets	300,280	306,646	246,655	218,329

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

Items	31 March 2020	31 December 2019	31 December 2018	31 December 2017
Current liabilities
Short-term loans	12,023	12,250	20,739	20,626
Derivative financial liabilities	—	—	44	64
Bills payable	798	—	150	—
Accounts payable	11,560	13,797	13,921	—
Bills and accounts payable	—	—	—	13,432
Receipts in advance	2,997	—	—	—
Contract liabilities	1,737	1,610	1,693	—
Sales in advance of carriage	—	10,303	8,594	7,853
Employee benefits payable	2,291	3,976	3,214	3,366
Taxes payable	247	760	554	1,182
Interest payable	—	—	—	—
Dividends payable	—	—	—	—
Other payables	5,558	7,503	7,221	6,269
Non-current liabilities due within one year	22,091	22,794	23,557	16,785
Other current liabilities	28,800	22,497	4,000	—
Total current liabilities	88,102	95,490	83,687	69,577
Non-current liabilities
Long-term loans	4,501	2,391	9,422	6,023
Bonds payable	18,246	11,246	6,254	14,696
Obligations under finance leases	—	—	62,666	59,583
Lease liabilities	112,070	114,076	—	—
Long-term employee benefits payable	—	—	2	3
Hedging instrument Provision	—	—	—	—
for major overhauls	—	3,542	2,831	2,808
Deferred income	900	833	906	2,902
Deferred tax liabilities	172	232	668	572
Other non-current liabilities	5,516	1,782	2,036	—
Total non-current liabilities	141,405	134,102	84,785	86,587
Total liabilities	229,507	229,592	168,472	156,164

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

Items	31 March 2020	31 December 2019	31 December 2018	31 December 2017
Shareholders’ equity
Share capital	12,267	12,267	12,267	10,088
Capital reserve	25,496	25,623	25,589	15,115
Other comprehensive income	363	406	494	278
Surplus reserve	2,579	2,579	2,670	2,449
Retained earnings	17,726	22,988	23,983	21,664
Total equity attributable to shareholders of the Company	58,431	63,863	65,003	49,594
Non-controlling interests	12,342	13,191	13,180	12,571
Total shareholders’ equity Total liabilities and shareholders’ equity	70,773 300,280	77,054 306,646	78,183 246,655	62,165 218,329

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

2.	Consolidated income statement for the last three years and the first period

			Unit: RMB million
Items	January- March 2020	2019	2018	2017
1. Operating income	21,141	154,322	143,623	127,489
Less: Operating costs	23,940	135,668	128,613	111,687
Taxes and surcharges	49	348	272	217
Selling and distribution expenses	1,389	7,923	7,086	6,967
General and administrative expenses	831	4,040	3,736	3,426
Research and development expenses	86	352	221	173
Financial expenses	2,633	7,460	5,108	1,121
Including: Interest expenses	1,645	5,845	3,202	2,747
Interest income	16	74	125	89
Impairment loss of assets	—	38	12	442
Impairment loss of credit	—	13	3	—
Add: Other income	676	4,084	4,320	3,058
Investment income	-598	225	483	625
Including: Share of profit of associates and joint ventures	-598	200	463	519
Gains arising from changes in fair value (“-” for losses)	-24	265	12	-64
Gain on assets disposals	1	148	622	1,006
2. Operating profit	-7,732	3,202	4,009	8,081
Add: Non-operating income	131	924	849	886
Less: Non-operating expenses	2	56	371	169
3. Total profits	-7,603	4,070	4,487	8,798
Less: Income tax expenses	-1,593	975	1,031	1,965
4. Net profit	-6,010	3,095	3,456	6,833
(1) By continuity
1. Net profit from continuing operations	-6,010	3,095	3,456	6,833
2. Net profit from discontinued operations	—	—	—	—
(2) By ownership
1. Net profit attributable to shareholders of the Company	-5,262	2,651	2,983	5,914
2. Non-controlling interests	-748	444	473	919

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

Items	January- March 2020	2019	2018	2017
5. Other comprehensive income, net of tax	-43	-83	255	113
(1) Other comprehensive income (net of tax) attributable to shareholders of the Company	-43	-88	153	67
1. Items that will not be reclassified to profit or loss	—	—	—	—
(1) Equity-accounted investees – share of other comprehensive income (non-recycling)	—	2	-2	—
(2) Changes in fair value of other equity instruments	—	-29	135	—
2. Items that may be reclassified subsequently to profit or loss:	-43	—	—	67
(1) Equity-accounted investees – share of other comprehensive income (recycling)	—	—	—	1
(2) Gains or losses from changes in fair value of available-for-sale financial assets	—	—	—	47
(3) Cash flow hedge: net movement in the hedging reserve (Effective portion of profit or loss from cash flows hedges)	-43	-55	22	19

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

Items	January- March 2020	2019	2018	2017
(4) Translation differences arising on translation of foreign currency financial statements	—	-6	-2	—
(2) Other comprehensive income (net of tax) attributable to non-controlling interests	—	5	102	46
6. Total comprehensive income	-6,053	3,012	3,711	6,946
(1) Attributable to shareholders of the Company	-5,305	2,563	3,136	5,981
(2) Attributable to non-controlling interests	-748	449	575	965
7. Earnings per share
(1) Basic earnings per share (RMB)	-0.43	0.22	0.28	0.60
(2) Diluted earnings per share (RMB)	-0.43	0.22	0.28	0.60

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

3.	Consolidated cash flow statement for the last three years and the first period

			Unit: RMB million
Items	January- March 2020	2019	2018	2017
1. Cash flows from operating activities
Proceeds from sale of goods and rendering of services	15,829	171,535	159,144	139,219
Refund of taxes and surcharges	6	187	242	459
Proceeds from other operating activities	697	4,531	4,090	3,629
Sub-total of operating cash inflows from operating activities	16,532	176,253	163,476	143,307
Payment for goods and services	16,743	107,054	113,611	94,017
Payment to and for employees	7,074	26,816	25,245	23,007
Payment of taxes and surcharges	571	3,091	3,247	3,854
Payment for other operating activities	382	1,170	1,788	1,025
Sub-total of cash outflows from operating activities	24,770	138,131	143,891	121,903
Net cash flows from operating activities	-8,238	38,122	19,585	21,404
2. Cash flows from investment activities
Proceeds from disposal of investments	—	492	—	7
Investment income received	—	283	139	222
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	207	814	3,550	5,922
Net cash received from subsidiaries and other operating business units	—	176	6	—
Proceeds from other investing activities	21	212	270	119
Sub-total of cash inflows from investing activities	228	1,977	3,965	6,270
Payment for acquisition of fixed assets, intangible assets and other long-term assets	1,293	15,622	24,033	13,846
Net cash paid for subsidiaries	—	—	—	684
Payment for acquisition of investments	—	979	440	185

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

Items	January- March 2020	2019	2018	2017
Sub-total of cash outflows from investment activities	1,293	16,601	24,473	14,715
Net cash flows used for investing activities	-1,065	-14,624	-20,508	-8,445
3. Cash flows from financing activities
Cash received from investment	—	—	10,980	1,725
Including: Cash received by subsidiaries from investment absorption of minority interest	—	—	72	404
Proceeds from borrowings	19,388	33,985	34,385	42,854
Proceeds from issuance of bonds	22,500	50,986	7,500	1,000
Sub-total of cash inflows from financing activities	41,888	84,971	52,865	45,579
Repayments of borrowings	30,812	106,109	46,538	51,132
Payment for dividends, profit distributions or interest	1,687	7,709	5,362	5,001
Including: Profits paid to non-controlling shareholders of subsidiaries	—	82	98	261
Payment for acquisition of non-controlling interest of subsidiaries	232	—	—	—
Sub-total of cash outflows from financing activities	32,731	113,818	51,900	56,133
Net cash flows from/(used in) financing activities	9,157	-28,847	965	-10,554
4. Effect of changes in exchange rate on cash and cash equivalents	2	6	11	-26
5. Net increase/(decrease) in cash and cash equivalents	-144	-5,343	53	2,379
Add: Cash and cash equivalents at the beginning of the year	1,849	7,192	7,139	4,760
6. Cash and cash equivalents at the end of the year	1,705	1,849	7,192	7,139

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

4.	Balance sheet of the Company for the last three years and the first period

	Unit: RMB million
Items	31 March 2020	31 December 2019	31 December 2018	31 December 2017
Current assets
Cash at bank and on hand	628	937	3,698	4,716
Financial assets held for trading	—	—	440	—
Derivative financial assets	202	218	—	—
Accounts receivable	2,823	3,102	2,248	—
Bills and accounts receivable	—	—	—	2,076
Prepayments	556	1,684	3,185	756
Other receivables	1,645	1,752	1,714	1,150
Inventories	1,328	1,235	1,053	1,024
Assets held for sale	—	689	—	—
Other current assets	4,431	4,508	4,001	3,047
Total current assets	11,613	14,125	16,339	12,769
Non-current assets
Available-for-sale financial assets		—	—	126
Long-term equity investments	15,309	15,044	14,565	11,899
Other equity instrument investments	188	188	234	—
Other non-current financial assets	18	22	16	—
Investment properties	430	435	472	462
Fixed assets	55,037	56,774	129,695	122,475
Construction in progress	30,237	30,233	29,717	20,432
Right-of-use assets	121,012	123,618	—	—
Intangible assets	1,926	1,967	1,612	1,669
Lease deposits	—	375	497	498
Long-term deferred expenses	73	78	259	254
Hedging instrument	—	3	75	46
Deferred tax assets	3,903	2,536	1,544	1,661
Other non-current assets	978	656	548	25
Total non-current assets	229,111	231,929	179,234	159,547
Total assets	240,724	246,054	195,573	172,316

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

Items	31 March 2020	31 December 2019	31 December 2018	31 December 2017
Liabilities and Shareholders’ equity
Current liabilities
Short-term loans	15,174	15,079	17,580	18,371
Derivative financial liabilities	—	—	44	64
Bills payable	548	—	—	—
Accounts payable	8,236	10,107	9,879	—
Bills and accounts payable	—	—	—	9,516
Receipts in advance	1,955	—	—	—
Contract liabilities	1,557	1,442	1,572	—
Sales in advance of carriage	—	8,318	7,007	6,634
Employee benefits payable	1,470	2,916	2,412	2,514
Taxes payable	59	91	377	943
Other payables	6,390	9,527	10,114	8,701
Non-current liabilities due within one year	17,674	18,176	18,583	14,795
Other current liabilities	25,000	19,498	4,000	—
Total current liabilities	78,063	85,154	71,568	61,538
Non-current liabilities
Long-term loans	4,320	2,320	8,762	5,170
Bonds payable	14,149	8,149	4,655	10,000
Obligations under finance leases	—	—	52,395	51,848
Lease liabilities	92,434	94,075	—	—
Long-term employee benefits payable	—	—	1	2
Provision for major overhauls	—	2,230	2,077	2,223
Deferred income	456	442	642	2,321
Other non-current liabilities	3,908	1,597	1,817	—
Total non-current liabilities	115,267	108,813	70,349	71,564
Total liabilities	193,330	193,967	141,917	133,102
Shareholders’ equity
Share capital	12,267	12,267	12,267	10,088
Capital reserve	25,541	25,541	25,497	15,023
Other comprehensive income	25	68	158	48
Surplus reserve	2,579	2,579	2,670	2,449
Retained earnings	6,982	11,632	13,064	11,606
Total shareholders’ equity	47,394	52,087	53,656	39,214
Total liabilities and shareholders’ equity	240,724	246,054	195,573	172,316

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

5.	Income statement of the Company for the last three years and the first period

	Unit: RMB million
Items	January- March 2020	2019	2018	2017
1. Operating income	14,272	106,553	99,613	88,630
Less: Operating costs	16,544	94,090	88,479	77,727
Taxes and surcharges	20	162	127	106
Selling and distribution expenses	923	5,455	5,046	4,871
General and administrative expenses	482	2,509	2,370	2,150
Research and development expenses	50	199	122	104
Financial expenses	2,099	5,606	4,167	873
Including: Interest expenses	1,328	4,285	2,597	2,314
Interest income	5	54	217	60
Impairment loss of assets	—	—	—	144
Impairment loss of credit	—	9	1	—
Add: Other income	278	2,027	2,321	2,119
Investment income	-596	441	554	887
Including: Share of profit of associates and joint ventures	-596	166	433	487
Gains arising from changes in fair value (“-” for losses)	-19	268	10	– 64
Gain on assets disposals	57	181	197	45
2. Operating profit	-6,126	1,440	2,383	5,642
Add: Non-operating income	124	789	660	746
Less: Non-operating expenses	—	34	337	144
3. Total profits	-6,002	2,195	2,706	6,244
Less: Income tax expenses	-1,352	383	492	1,324
4. Net profit	-4,650	1,812	2,214	4,920
(1) Net profit from continuing operations	-4,650	1,812	2,214	4,920
(2) Net profit from discontinued operations	—	—	—	—

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

Items	January- March 2020	2019	2018	2017
5. Other comprehensive income, net of tax	-43	-90	30	12
1. Items that will not be reclassified to profit or loss	—	—	—	—
(1) Changes in fair value of other equity instruments	—	-35	8	—
2. Items that may be reclassified subsequently to profit or loss:	-43	—	—	12
(1) Share of other comprehensive income of investees that will be reclassified subsequently to profit or loss under equity method	—	—	—	1
(2) Gains or losses from change in fair value of available-for-sale financial assets	—	—	—	-6
(3) Cash flow hedge: net movement in the hedging reserve (Effective portion of profit or loss from cash flows hedges)	-43	-55	22	19
6. Total comprehensive income	-4,693	1,722	2,244	4,932

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

6.	Cash flow statement of the Company for the last three years and the first period

	Unit: RMB million
Items	January- March 2020	2019	2018	2017
1. Cash flows from operating activities
Proceeds from sale of goods and rendering of services	9,289	118,244	112,407	97,454
Refund of taxes and surcharges	6	22	158	419
Proceeds from other operating activities	385	2,574	2,526	2,499
Sub-total of operating cash inflows from operating activities	9,680	120,840	115,091	100,372
Payment for goods and services	12,666	75,699	79,072	66,213
Payment to and for employees	5,522	16,861	16,604	15,594
Payment of taxes and surcharges	378	2,074	2,203	2,107
Payment for other operating activities	283	758	1,038	595
Sub-total of cash outflows from operating activities	18,849	95,392	98,917	84,509
Net cash flows from operating activities	-9,169	25,448	16,174	15,863
2. Cash flows from investment activities
Proceeds from disposal of investments	—	492	—	—
Investment income received	—	523	228	596
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	796	1,170	773	600
Proceeds from other investing activities	5	176	232	60
Sub-total of cash inflows from investing activities	801	2,361	1,233	1,256
Payment for acquisition of fixed assets, intangible assets and other long-term assets	646	12,606	22,063	11,180
Payment for acquisition of investments	232	835	1,207	453
Net cash paid for subsidiaries and other operating business units	—	23	63	678

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

Items	January- March 2020	2019	2018	2017
Payment for acquisition of non-controlling interest of subsidiaries	—	—	—	—
Sub-total of cash outflows from investment activities	878	13,464	23,333	12,311
Net cash flows used for investing activities	-77	-11,103	-22,100	-11,055
3. Cash flows from financing activities
Cash received from investment	—	—	10,908	1,321
Proceeds from borrowings	17,120	31,615	31,076	37,825
Proceeds from issuance of bonds	19,000	44,992	7,500	1,000
Sub-total of cash inflows from financing activities	36,120	76,607	49,484	40,146
Repayments of borrowings	25,753	87,660	40,067	39,442
Payment for dividends or interest	1,432	6,058	4,512	3,978
Sub-total of cash outflows from financing activities	27,185	93,718	44,579	43,420
Net cash flows from/(used in) financing activities	8,935	-17,111	4,905	-3,274
4. Effect of changes in exchange rate on cash and cash equivalents	2	5	10	-23
5. Net increase/(decrease) in cash and cash equivalents	-309	-2,761	-1,011	1,511
Add: Cash and cash equivalents at the beginning of the year	859	3,620	4,631	3,120
6. Cash and cash equivalents at the end of the year	550	859	3,620	4,631

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

(II)	The key financial indicators for the last three years and the first period

1.	Key financial indicators

Items Note 1	31 March 2020	31 December 2019	31 December 2018	31 December 2017
Current ratio	0.17	0.18	0.29	0.26
Quick ratio	0.15	0.16	0.27	0.23
Gearing ratio (Consolidated)	76.43%	74.87%	68.30%	71.53%
Gearing ratio (the Company)	80.31%	78.83%	72.56%	77.24%
Net asset per share (RMB/share)	4.76	5.21	5.30	4.92

Items Note 1	January- March 2020	2019	2018	2017

Accounts receivable turnover Note 2	27.76	50.40	51.30	44.86
Inventory turnover Note 2	48.92	75.54	77.45	69.59
Interest coverage ratio	-3.68	1.39	1.79	3.16

Note 1:	Current ratio = current assets/current liabilities

Quick ratio = (current assets – inventories)/current liabilities Gearing ratio = total liabilities/total assets

Accounts receivable turnover = operating income/average net accounts receivable

Net asset per share = shareholders’ equity attributable to the Company/total share capital at the end of the period

Inventories turnover = operating cost/average net value of inventories Interest coverage ratio = (total profit + interest expenses)/interest expenses

Note 2:	From January to March 2020, the receivables turnover rate and inventory turnover rate are the annualized receivables turnover rate and inventory turnover rate

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

2.	Earnings per share and return on net assets

Set out below are the return on net assets and earnings per share as calculated by the Company according to the Rules for the Compilation and Submission of Information Disclosures by Companies that Offer Securities to the Public No. 9 – Calculation and Disclosure of Return on Net Assets and Earnings per Share (China Securities Regulatory Commission Announcement [2010] No. 2) 《( 公開發行證券的公司信息披露編報規則第9 號—淨資產收益率和每股收益的計算及披露》（中國證券監督管理委員會公告 [2010]2號）) and the Notice on Explanation of Information Disclosure of Companies that Offer Securities to the Public No. 1 – Non-recurring Profit and Loss (China Securities Regulatory Commission Announcement [2008] No. 43) 《( 公開發行證券的公司信息披露解釋性公告第1號—非經常 性損益》（中國證券監督管理委員會公告[2008]43號）) issued by the CSRC:

Items		January- March 2020	2019	2018	2017
Before deduction of non-recurring gains and losses	Basic earnings per share (RMB/share)	-0.43	0.22	0.28	0.60
	Diluted earnings per share (RMB/share)	-0.43	0.22	0.28	0.60
	Fully diluted	-9.01	4.15	4.59	11.92
Weighted average return on net assets before deduction of non-recurring gains and losses (%)	Weighted average	-8.59	4.22	5.51	12.84
After deduction of non-recurring gains and losses	Basic earnings per share (RMB/share)	-0.44	0.16	0.22	0.53
	Diluted earnings per share (RMB/share)	-0.44	0.16	0.22	0.53
Weighted average return on net assets after deduction of non-recurring gains and losses (%)	Fully diluted Weighted average	-9.16 -8.74	3.05 3.10	3.60 4.32	10.51 11.31

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

(III)	Analysis of financial position of the Company

1.	Analysis of assets

			Unit: RMB million
Items	31 March 2020	31 December 2019	31 December 2018	31 December 2017
Current assets
Cash at bank and on hand	1,839	1,994	7,308	7,250
Financial assets held for trading	—	—	440	—
Derivative financial assets	202	218	—	—
Bills receivable	—	1	2	—
Accounts receivable	2,895	3,197	2,927	—
Bills and accounts receivable	—	—	—	2,690
Prepayments	448	1,591	3,695	1,358
Other receivables	1,872	2,358	2,338	1,160
Inventories	2,021	1,893	1,699	1,622
Assets held for sale	—	—	224	8
Other current assets	5,598	5,486	5,439	3,796
Total current assets	14,875	16,738	24,072	17,884
Non-current assets
Available-for-sale financial assets	—	—	—	725
Long-term equity investments	5,840	6,445	5,992	4,045
Other equity instrument investments	1,049	1,049	1,080	—
Other non-current financial assets	99	106	103	—
Investment properties	303	304	499	524
Fixed assets	82,474	84,374	170,039	158,255
Construction in progress	38,812	39,344	37,881	30,193
Right-of-use assets	147,027	149,941	—	—
Intangible assets	3,639	3,709	3,349	3,334
Lease deposits	—	457	594	642
Long-term deferred expenses	734	652	732	610
Hedging instrument	—	3	75	46
Deferred tax assets	4,066	2,697	1,574	1,698
Other non-current assets	1,362	827	665	373
Total non-current assets	285,405	289,908	222,583	200,445
Total assets	300,280	306,646	246,655	218,329

During the reporting period, the assets size of the Issuer increased commensurately in the wake of ever-growing business and continuously expanding fleet size. As of the end of 2017, 2018 and 2019 and March 2020, the total assets of the Company were RMB218,329 million, RMB246,655 million, RMB306,646 million and RMB300,280 million, respectively. As of the end of 2017, 2018 and 2019, the Company recorded increases of RMB17,859 million, RMB28,326 million and RMB59,991 million, respectively, over the previous period, representing growth rates of 8.91%, 12.97% and 24.32%, respectively.

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

As to asset composition, assets of the Issuer are mainly non-current assets, which amounted to RMB200,445 million, RMB222,583 million, RMB289,908 million and RMB285,405 million, respectively, as of the end of 2017, 2018 and 2019 and March 2020, accounting for 91.81%, 90.24%, 94.54% and 95.05% of the total assets, respectively. This is determined by the characteristics of the air transport industry in which the Issuer operates. Due to the heavy asset nature of the civil aviation industry in which the Issuer operates, non-current assets of the Issuer mainly consist of fixed assets, right-of-use assets and construction in progress, which are composed of aircraft and other related equipment. At the same time, with the rapid development of the business, the Issuer’s fixed assets, right-of-use assets and construction in progress continue to increase in scale.

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

2.	Analysis of liability

	Unit: RMB million
Items	31 March 2020	31 December 2019	31 December 2018	31 December 2017
Current liabilities
Short-term loans	12,023	12,250	20,739	20,626
Derivative financial liabilities	—	—	44	64
Bills payable	798	—	150	—
Accounts payable	11,560	13,797	13,921	—
Bills and accounts payable	—	—	—	13,432
Receipts in advance	2,997	—	—	—
Contract liabilities	1,737	1,610	1,693	—
Sales in advance of carriage	—	10,303	8,594	7,853
Employee benefits payable	2,291	3,976	3,214	3,366
Taxes payable	247	760	554	1,182
Interest payable	—	—	—	—
Dividends payable	—	—	—	—
Other payables	5,558	7,503	7,221	6,269
Non-current liabilities due within one year	22,091	22,794	23,557	16,785
Other current liabilities	28,800	22,497	4,000	—
Total current liabilities	88,102	95,490	83,687	69,577
Non-current liabilities
Long-term loans	4,501	2,391	9,422	6,023
Bonds payable	18,246	11,246	6,254	14,696
Obligations under finance leases	—	—	62,666	59,583
Lease liabilities	112,070	114,076	—	—
Long-term employee benefits payable	—	—	2	3
Hedging instrument	—	—	—	—
Provision for major overhauls	—	3,542	2,831	2,808
Deferred income	900	833	906	2,902
Deferred tax liabilities	172	232	668	572
Other non-current liabilities	5,516	1,782	2,036	—
Total non-current liabilities	141,405	134,102	84,785	86,587
Total liabilities	229,507	229,592	168,472	156,164

As of the end of 2017, 2018 and 2019 and March 2020, the total liabilities of the Company were RMB156,164 million, RMB168,472 million, RMB229,592 million and RMB229,507 million, respectively. During the reporting period, the total liabilities of the Issuer generally maintained an upward trend. On the one hand, as the business scale continued to expand, the demand for working capital and the number of aircraft also increased, and the Company raised funds and increased the number of aircraft by means of borrowing and leasing. On the other hand, the Issuer began to implement the new lease standard since 1 January 2019, and the future lease payment was confirmed as lease liabilities, resulting in a substantial increase in the amount of non-current liabilities.

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

In terms of debt structure, debt structure of the Company is relatively stable, and the proportion of non-current liabilities is slightly higher than current liabilities. As of the end of 2017, 2018 and 2019 and March 2020, non-current liabilities of the Issuer were RMB86,587 million, RMB84,785 million, RMB134,102 million and RMB141,405 million, respectively, accounting for 55.45%, 50.33%, 58.41% and 61.61% of the total liabilities, respectively.

3.	Analysis of solvency

The main solvency indicators of the Company during the reporting period are as follows:

Items	31 March 2020	31 December 2019	31 December 2018	31 December 2017
Current ratio (times)	0.17	0.18	0.29	0.26
Quick ratio (times)	0.15	0.16	0.26	0.23
Gearing ratio	76.43%	74.87%	68.30%	71.53%

The air transport industry is capital-intensive. There are large capital expenditure requirements for the purchase of aircraft and other flying equipment. Debt financing is an important financing channel; therefore, airlines generally maintain a high gearing ratio. According to the industry characteristics of the Issuer, most of its assets are non-current assets such as fixed assets and right-of-use assets. Therefore, the current ratio and quick ratio are relatively low, which is in line with the industry characteristics of airlines.

4.	Analysis of operation capacity

The main assets turnover indicators of the Company during the reporting period are as follows:

Items	January- March 2020Note	2019	2018	2017
Accounts receivable turnover (times/year)	27.76	50.40	51.30	44.86
Inventories turnover (times/year)	48.92	75.54	77.45	69.59

Note:	Accounts receivable turnover and inventories turnover for January-March 2020 were accounts receivable annualized turnover and inventories annualized turnover.

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

In 2017, 2018 and 2019, the accounts receivable turnovers of the Issuer were 44.86, 51.30 and 50.40, respectively. Due to a short payback period between the Issuer and the BSP sales and settlement institution, the balance of accounts receivable was low, with good recovery efficiency and high accounts receivable turnover. In 2017, 2018 and 2019, inventories turnovers of the Issuer were 69.59 times/year, 77.45 times/year and 75.54 times/year. Inventories of air transport industry in which the Company operates are mainly aviation consumptive parts. The amount of inventories at the end of a period is generally small. Therefore, the inventories turnover is generally high.

Since late January 2020, affected by the Corona Virus Disease 2019 (COVID-19) outbreak, passenger travel demand has plummeted, and the aviation industry as a whole has been significantly impacted. The accounts receivable annualized turnover and inventories annualized turnover of the Company in the first quarter of 2020 have declined significantly from the previous year. However, since March 2020, with the continuous mitigation of the epidemic in China and the steady progress of resumption of work and production, the Company has adjusted its capacity input and resumed some flights in a timely manner. Its accounts receivable turnover and inventories turnover are expected to increase gradually.

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

5.	Analysis of profitability

							Unit: RMB million, %
	January- March 2020		2019		2018		2017
Items	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
1. Operating income	21,141	100.00	154,322	100.00	143,623	100.00	127,489	100.00
Less: Operating costs	23,940	113.24	135,668	87.91	128,613	89.55	111,687	87.61
Taxes and surcharges	49	0.23	348	0.23	272	0.19	217	0.17
Selling and distribution expenses	1,389	6.57	7,923	5.13	7,086	4.93	6,967	5.46
General and administrative expenses	831	3.93	4,040	2.62	3,736	2.60	3,426	2.69
Research and development expenses	86	0.41	352	0.23	221	0.15	173	0.14
Financial expenses	2,633	12.45	7,460	4.83	5,108	3.56	1,121	0.88
Including: Interest expenses	1,645	7.78	5,845	3.79	3,202	2.23	2,747	2.15
Interest income	16	0.08	74	0.05	125	0.09	89	0.07
Impairment loss of assets	—	—	38	0.02	12	0.01	442	0.35
Impairment loss of credit	—	—	13	0.01	3	0.00	—	—
Add: Other income	676	3.20	4,084	2.65	4,320	3.01	3,058	2.40
Investment income	-598	-2.83	225	0.15	483	0.34	625	0.49
Including: Share of profit of associates and joint ventures	-598	-2.83	200	0.13	463	0.32	519	0.41
Gains arising from changes in fair
value (“-” for losses)	-24	-0.11	265	0.17	12	0.01	-64	-0.05
Gain on assets disposals	1	0.00	148	0.10	622	0.43	1,006	0.79
2. Operating profit	-7,732	-36.57	3,202	2.07	4,009	2.79	8,081	6.34
Add: Non-operating income	131	0.62	924	0.60	849	0.59	886	0.69
Less: Non-operating expenses	2	0.01	56	0.04	371	0.26	169	0.13
3. Total profits	-7,603	-35.96	4,070	2.64	4,487	3.12	8,798	6.90
Less: Income tax expenses	-1,593	-7.54	975	0.63	1,031	0.72	1,965	1.54
4. Net profit	-6,010	-28.43	3,095	2.01	3,456	2.41	6,833	5.36
Including: Attributable to shareholders of the Company	-5,262	-24.89	2,651	1.72	2,983	2.08	5,914	4.64

With the rapid development of the Company’s fleet size and professional team, the aviation operation capability of the Company has gradually improved, and its competitiveness in the market has continued to increase, driving the operating income of the Issuer to continue to increase. In 2017, 2018, 2019 and the first quarter of 2020, the operating income of the Issuer were RMB127,489 million, RMB143,623 million, RMB154,322 million and RMB21,141 million, respectively.

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

The profitability of enterprises in the air transport industry is affected by many factors such as market demand, fuel price and exchange rate. In 2017, 2018, and 2019, the Issuer’s net profit attributable to shareholders of the Company were RMB5,914 million, RMB2,983 million and RMB2,651 million, respectively. Among them, the decline in net profit in 2018 was mainly due to the impact of exchange rate and fuel price fluctuations. Since late January 2020, affected by the COVID-19 outbreak, passenger travel demand has plummeted, and the aviation industry as a whole has been significantly impacted. The Company suffered losses in the first quarter. However, since March 2020, with the continuous mitigation of the epidemic in China and the steady progress of resumption of work and production, the Company timely adjusted its capacity input and resumed some flights. The main operating data is expected to gradually recover.

IV.	USE OF PROCEEDS FROM THE PUBLIC ISSUANCE

The total amount of proceeds from the Public Issuance of Convertible Corporate Bonds will not exceed RMB16 billion (including RMB16 billion), which will be used for the following projects after deducting the issuance expense:

		Unit: RMB’0000
No.	Project Name	Total amount of investment	Amount of proceeds proposed to be used
(1)	Purchasing aircraft and aviation equipment and maintenance projects	2,168,601.96	1,060,000.00
(2)	Introduction of spare engines	65,553.50	60,000.00
(3)	Supplementing working capital	480,000.00	480,000.00
Total		2,714,155.46	1,600,000.00

If the actual net proceeds from the Issuance, after deducting the issuance expense, is less than the amount of proceeds to be invested in the above projects, the Company will make up the shortfall by utilising self-raising funds. Before the receipt of the proceeds from the Issuance, the Company will implement the projects utilising self-raised funds in accordance with the actual progress of the projects. Upon receipt of the proceeds, the proceeds will be used to replace the remaining funds and cover the spent funds.

The Board (or persons authorised by the Board) may make adjustment to the proposed investment amount of the proceeds for the above one or multiple projects, based on the actual situation of project progress and funding requirements.

For details of the projects to be financed by the proceeds, please refer to the Feasibility Report on the Use of Proceeds from the Public Issuance of Convertible Corporate Bonds of China Southern Airlines Company Limited announced on the same day.

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

V.	PROFIT DISTRIBUTION OF THE COMPANY

(I)	Existing profit distribution policy of the Company

Creating shareholder value and maintaining the continuity and stability of profit distribution are the long-term goals of the Company. According to the Notice Regarding Further Implementation of Cash Dividend Distribution by Listed Companies (Zheng Jian Fa [2012] No.37) and the Regulatory Guidance No.3 of Listed Companies – Cash Dividend Distribution of Listed Companies (CSRC Announcement [2013] No.43) issued by the CSRC, and in order to further regulate the cash dividends of listed companies, enhance the transparency of cash dividends, and effectively protect the legitimate rights and interests of investors, the main relevant policies on profit distribution specified in the Articles of Association of China Southern Airlines Company Limited are as follows:

“Article 272 The Company adopts the following profit distribution policy:

(1)

Principles of profit distribution by the Company: Provided that the long-term and sustainable development of the Company are ensured, the profit distribution policy of the Company should pay close attention to ensuring a reasonable return of investment to investors and establishing a firm intention of rewarding the shareholders, and such profit distribution policy should maintain its continuity and stability.

(2)

Ways of profit distribution by the Company: The Company may distribute dividends by way of cash, shares, a combination of cash and shares or in other reasonable manners in compliance with laws and regulations.

(3)

Conditions and proportion of distribution of cash dividends by the Company: Conditional upon the Company being profitable for the year and after allocation to the statutory common reserve fund and discretionary common reserve fund as required, and there are no exceptional matters including material investment plans or material cash outflows (material investment plans or material cash outflows refer to proposed external investments, acquisition of assets or purchase of equipment in the coming 12 months that in aggregate constitute expenditure exceeding 30% of the net assets of the Company as shown in the latest audited consolidated statements) and there has not incurred any material losses (losses in the amount exceeding 10% of the net assets of the Company as shown in the latest audited consolidated statements), the Company shall distribute cash dividends out of profit in an amount not less than 10% of the distributable profit for the year (i.e. profit realized for the year after making up for losses and allocation to reserve fund). The accumulated payment of dividend by way of cash for the last three years may not be less than 30% of the Company’s average distributable profit for the last three years. The accumulated payment of dividend by way of cash for the coming three years may not be less than 30% of the Company’s average distributable profit for such three years.

(4)

Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall in principle distribute profit on an annual basis, and interim profit may also be distributed based on the profitability and capital requirement conditions of the Company.

(5)

Conditions of profit distribution by way of share dividends: Provided that the minimum proportion of distribution of cash dividends is met and reasonable scale of share capital and shareholding structure of the Company are ensured, and with particular attention paid on keeping the steps of capital expansion in pace with the growth in operation results, if there are special circumstances which prevent distribution by way of cash, the Company may consider distributing profit by way of share dividends as a return to investors after consideration of its profitability and cash flow position and performance of the procedures required by the Articles. Where the Company made a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend by way of cash in the same year, and that year is not counted in the three years as stated above in this Article.

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

Article 273 Upon resolution on the profit distribution plan or the resolution on the proposed bonus share issue by way of conversion of capital reserve is approved at the shareholders’ general meeting, the Board of Directors shall complete the subject matters within two months after consideration and approval by the general meeting and all administrative approvals (if necessary) are obtained.”

(II)	Profit distribution of the Company in the last three years

Profit distribution of the Company for the years 2017, 2018 and 2019 was as follows:

Year for implementation of dividends	Year of dividends	Dividend implementation scheme	Distribution of cash Dividend scheme (tax inclusive)
2018	2017	Distribute a cash dividend of RMB0.1 (tax inclusive) per share to all the Shareholders based on its 10,088,173,272 shares in issue.	RMB1,009 million
2019	2018	Distribute a cash dividend of RMB0.05 (tax inclusive) per share to all the Shareholders based on its 12,267,172,286 shares in issue.	RMB613 million
2020	2019	Retained earnings.	—

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

The Issuer’s accumulated profits distributed in cash for the last three years were RMB1,622 million, representing 42.14% of the average annual net profit attributable to the shareholders of the Company in the consolidated financial statements for the last three years, being RMB3,849 million. The distribution of profits is detailed as follows:

	Unit: RMB million
Items	2019	2018	2017
Net profit attributable to the shareholders of the Company in the consolidated financial statements	2,651	2,983	5,914
Cash dividends (tax inclusive)	—	613	1,009
Proportion of cash dividend to net profit attributable to shareholders of the Company in the consolidated financial statements	0.00%	20.55%	17.06%
Total cash dividends accumulated for the last three years		1,622
Average annual net profit attributable to the shareholders of the Company in the consolidated financial statements for the last three years		3,849.33
Proportion of cash dividends accumulated for the last three years to average annual net profit attributable to the shareholders of the Company in the consolidated financial statements for the last three years		42.14%

APPENDIX I	PRELIMINARY PROPOSAL OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

(III)	Usage of retained earnings for last three years

As for the net profit attributable to shareholders of the Company realized in the last three years, after withdrawing the statutory surplus reserve and then making distribution to the shareholders, the remaining retained earnings of the current year were transferred to the next year, mainly used for the Company’s operating activities to expand the existing business, improve the Company’s overall competitiveness, promote sustainable development, and ultimately maximize the interests of shareholders.

The Board of Directors of

China Southern Airlines Company Limited

14 May 2020

APPENDIX II	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

CHINA SOUTHERN AIRLINES COMPANY LIMITED

SPECIAL REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES AS OF 30 APRIL 2020

Upon the approval in relation to the “Approval on the Issuance of Additional Overseas Listed Foreign Shares by China Southern Airlines Company Limited” (Zheng Jian Xu Ke [2017] No. 1350) issued by the China Securities Regulatory Commission (the “CSRC”) on 26 July 2017, China Southern Airlines Company Limited (hereinafter referred to as “the Company”) issued 270,606,272 overseas listed foreign shares (H shares) by way of non-public issuance to American Airlines, Inc. (“American Airlines”) on 10 August 2017 (hereinafter referred to as “Proceeds raised in 2017”).

Upon the approval in relation to the “Approval on the Non-public Issuance of Overseas Listed Foreign Shares by China Southern Airlines Company Limited” (Zheng Jian Xu Ke [2018] No. 431) issued by the CSRC on 12 March 2018, the Company issued 600,925,925 overseas listed foreign shares (H shares) by way of non-public issuance to Nan Lung Holding Limited (hereinafter referred to as “Nan Lung”) on 11 September 2018 (hereinafter referred to as “Proceeds raised from H Shares in 2018”).

Upon the approval in relation to the “Approval on the Non-public Issuance of Shares of China Southern Airlines Company Limited” (Zheng Jian Xu Ke [2018] No. 1235) issued by the CSRC on 2 August 2018, the Company issued 1,578,073,089 RMB ordinary shares (A shares) by way of non-public issuance to seven specific investors (including China Southern Air Holding Company Limited (hereinafter referred to as “CSAH”)) on 19 September 2018 (hereinafter referred to as “Proceeds raised from A Shares in 2018”).

Upon the approval in relation to the “Approval on the Issuance of Additional Overseas Listed Foreign Shares by China Southern Airlines Company Limited” (Zheng Jian Xu Ke [2020] No. 547) issued by the CSRC on 27 March 2020, the Company issued 608,695,652 overseas listed foreign shares (H shares) by way of non-public issuance to Nan Lung on 15 April 2020 (hereinafter referred to as “Proceeds raised from H Shares in 2020”).

According to the “Rules Concerning the Report on the Use of Proceeds from Previous Fund Raising Activities” (Zheng Jian Fa Xing Zi [2007] No. 500) issued by the CSRC, the use of the Proceeds from Previous Fund Raising Activities as at 30 April 2020 of the Company is reported as follows:

I.	RAISING AND DEPOSIT OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(I)	Proceeds raised in 2017

The Company issued 270,606,272 overseas listed foreign shares (H Shares) by way of non- public issuance to American Airlines on 10 August 2017 at an issue price of HK$5.74 per share. The gross proceeds from the issuance was HK$1,553,280,000.00. On 10 August 2017, all proceeds from the issuance were placed in the Hong Kong dollar bank account opened by the Company with the Bank of China (Hong Kong) Limited (account number: 012-875-1-261228-6), among which the portion credited to paid-in capital was verified by KPMG Huazhen LLP, and a capital verification report (KPMG Huazhen Yan Zi No. 1700475) was also issued. The aforesaid proceeds was equivalent to RMB1,327,122,432.00 as calculated based on the middle exchange rate for Hong Kong dollar to Renminbi (HK$1 = RMB0.8544) on the proceeds receipt date, i.e. 10 August 2017. The net proceeds amounted to RMB1,321,747,289.06 after deduction of issuance expenses, including financial advisory fees, attorney’s fees, scrip fees and relevant tax and fees, equivalent to RMB5,375,142.94.

APPENDIX II	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

As of 30 April 2020, the proceeds raised in 2017 was fully utilised.

(II)	Proceeds raised from H Shares in 2018

The Company issued 600,925,925 overseas listed foreign shares (H Shares) by way of non- public issuance to Nan Lung on 11 September 2018 at an issue price of HK$6.034 per share. The gross proceeds from the issuance was HK$3,625,987,031.45. On 11 September 2018, the aforesaid proceeds from the issuance were placed in the Hong Kong dollar bank account opened by the Company with the Bank of China (Hong Kong) Limited (account number: 012-875-1-261228-6), among which the portion credited to paid-in capital was verified by KPMG Huazhen LLP, which issued a capital verification report (KPMG Huazhen Yan Zi No. 1800379). The aforesaid proceeds was equivalent to RMB3,163,601,165.20 as calculated based on the middle exchange rate for Hong Kong dollar to Renminbi (HK$1 = RMB0.87248) on the proceeds receipt date, i.e. 11 September 2018. The net proceeds amounted to approximately RMB3,161,122,981.23 after deduction of issuance expenses, including financial advisory fees, attorney’s fees and scrip fees, equivalent to approximately RMB2,478,183.97.

As of 30 April 2020, the Proceeds raised from H Shares in 2018 has been fully utilized.

(III)	Proceeds raised from A Shares in 2018

The Company issued 1,578,073,089 RMB ordinary shares (A shares) by way of non-public issuance to seven specific investors (including CSAH) on 19 September 2018, with the nominal value of RMB1.00 per share and the issue price of RMB6.02 per share. Among them, CSAH made contributions by its 50.00% equity interest in MTU Maintenance Zhuhai Co., Ltd. (hereinafter referred to as “MTU Zhuhai”) and cash; while China National Aviation Fuel Group Corporation, Spring Airline Co., Ltd., Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP), China Structural Reform Fund Co., Ltd., Hotland Innovation Asset Management Co., Ltd. and China Life Asset Management Company Limited made contributions by cash. The total amount of proceeds raised was RMB9,499,999,995.78, of which the total amount of cash was RMB7,758,919,995.78, and after deducting the underwriting expenses (including VAT) of RMB10,664,999.99, the actual net subscription amount in cash received was RMB7,748,254,995.79. The aforesaid proceeds from the issuance were all placed in the bank account opened by the Company with China Development Bank (Guangdong Branch) (account number: 44101560043348170000) before 19 September 2018. The receipt of proceeds was verified by KPMG Huazhen LLP which issued a capital verification report (KPMG Huazhen Yan Zi No. 1800381). After the net subscription amount in cash deducting other issuance expenses (including VAT) paid by the Company and bank handling fee of RMB1,268,032.31 in total, the actual net proceeds raised was RMB7,746,986,963.48.

APPENDIX II	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

As of 30 April 2020, the Proceeds raised from A Shares in 2018 has been fully utilized. The special account for Proceeds raised from A Shares in 2018 has been closed.

(IV)	Proceeds raised from H Shares in 2020

The Company issued 608,695,652 overseas listed foreign shares (H Shares) by way of non- public issuance to Nan Lung on 15 April 2020 at an issue price of HK$5.75 per share. The gross proceeds from the issuance was HK$3,499,999,999.00. On 15 April 2020, the aforesaid proceeds from the issuance were placed in the Hong Kong dollar bank account opened by the Company with the Bank of China (Hong Kong) Limited (account number: 012-875-1-261228-6), among which the portion credited to paid-in capital was verified by KPMG Huazhen LLP, which issued a capital verification report (KPMG Huazhen Yan Zi No. 2000406). The aforesaid proceeds was equivalent to RMB3,178,664,999.09 as calculated based on the middle exchange rate for Hong Kong dollar to Renminbi (HK$1 = RMB0.90819) on the proceeds receipt date, i.e. 15 April 2020. The net proceeds amounted to RMB3,175,094,454.53 after deducting issuance expenses, equivalent to RMB3,570,544.56.

As of 30 April 2020, the Company has utilised the Proceeds raised from H Shares in 2020 of HK$300 on an accumulated basis, equivalent to RMB272.46 as calculated based on the middle exchange rate for Hong Kong dollar to Renminbi (HK$1 = RMB0.90819) on the proceeds receipt date, i.e. 15 April 2020. The unutilized part of Proceeds raised from H Shares in 2020 was RMB3,175,094,182.07 as calculated based on the middle exchange rate for Hong Kong dollar to Renminbi (HK$1 = RMB0.90819) on the proceeds receipt date, i.e. 15 April 2020. As of 30 April 2020, the Company has not paid above issuance expenses, and the balance of raised proceeds was HK$3,499,999,699.00, which is all placed in the bank account opened by the Company with the branch of Bank of China (Guangdong) (account number: 648369189815). As of 30 April 2020, the Proceeds raised from H Shares in 2020 has not yet been settled.

II.	USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

As of 30 April 2020, please refer to Schedule 1 in this report for the utilisation of proceeds from the aforesaid previous four fund raising activities: Comparison table of the use of the proceeds from previous fund raising activities.

III.	CHANGE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

There is no change in the actual investment projects using the proceeds of the previous four fund raising activities.

IV.	TRANSFER AND REPLACEMENT OF INITIAL INVESTMENT PROJECTS USING THE PROCEEDS OF PREVIOUS FUND RAISING ACTIVITIES

Pursuant to the provision of Article 178 of the Articles of Association, the 8th session of the Board has agreed by signing to unanimously pass the resolution regarding “Agreement for the Company to Utilise Non-public Issuance of A Shares Raised Fund of RMB5,159,484,911.05 to Replace Self-raised Fund that was Invested in Projects to be Invested by Proceeds Raised in Advance in the Previous Period”. It was agreed that the Proceeds raised from A Shares in 2018, RMB5,159,484,911.05, would be utilized to replace self-raised fund that was invested in advance in the project to introduce 41 aircraft and the project to introduce optional lightweight seats for A320 series aircraft during 26 June 2017 to 19 September 2018. The report in relation to the utilisation of self-raised funds applied in the aforesaid conditions was verified by KPMG Huazhen LLP, which issued the Verification Report on the Reporting of the Investment Projects with the Utilisation of Self-raised Funds Applied on China Southern Airlines Company Limited (KPMG Huazhen Zhuan Zi No. 1801080). On 28 September 2018, the sponsor, UBS Securities Co., Limited, has issued audit opinions on the Company’s replacing of self-raised fund that was invested in advance in projects to be invested by proceeds raised with proceeds.

APPENDIX II	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

V.	THE BENEFITS REALISED FROM THE INVESTMENT PROJECTS FUNDED BY THE PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES IN THE LAST THREE YEARS

Please refer to Schedule 2 in this report for the benefits from the four investment projects using the proceeds of the previous fund raising activities in the last three years: Comparison table of the benefits realised from the investment projects funded by the proceeds of the previous fund raising.

VI.	THE OPERATION OF RELEVANT ASSETS RELATING TO THE PREVIOUS ISSUANCE INVOLVING THE SUBSCRIPTION OF SHARES BY ASSETS

Upon the approval in relation to the “Approval on the Non-public Issuance of Shares of China Southern Airlines Company Limited” (Zheng Jian Xu Ke [2018] No. 1235) issued by the CSRC, pursuant to the Share Transfer Agreement entered into between the Company and CSAH, CSAH invested in the Company with RMB1,203,920,001.16 in cash and its 50.00% equity interest in MTU Zhuhai, in exchange for the 489,202,658 ordinary shares (A shares) newly issued by the Company with a par value of RMB1.00 each.

(I)	Change in asset ownership

The Administration for Industry and Commerce of Zhuhai issued a new Business License to MTU Zhuhai on 28 August 2018. The transfer procedures and registration of change with the Administration for Industry and Commerce in relation to the 50.00% equity interest in MTU Zhuhai have been completed. The Company holds 50.00% equity interest in MTU Zhuhai.

(II)	Change in the carrying amount of assets

			Unit: RMB
Company Name	Project	30 April 2020	31 December 2019
MTU Zhuhai	Total assets	6,800,208,162.53	6,995,586,480.43
	Total liabilities	3,980,907,385.75	4,444,015,420.69
	Net asset value	2,819,300,776.78	2,551,571,059.74

Note:

The above financial data as at 31 December 2019 has been audited by Da Hua Certified Public Accountants (Special General Partnership) (Zhuhai branch), and the financial data as at 30 April 2020 has not been audited.

APPENDIX II	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(III)	Production Operation

Upon the Company’s acquisition of the 50% equity interest in MTU Zhuhai, the operation of MTU Zhuhai was stable, and there has been no significant changes.

(IV)	Contributed Benefits

			Unit: RMB
Company Name	Project	January-April 2020	January-December 2019
MTU Zhuhai	Revenue	3,042,936,256.47	9,846,558,207.07
	Net profit attributable to the Parent Company	267,729,717.04	819,239,547.13

Note:

The financial data for the period from January to December 2019 has been audited by Da Hua Certified Public Accountants (Special General Partnership) (Zhuhai branch), and the financial data for the period from January to April 2020 has not been audited.

VII.	UTILISATION OF IDLE PROCEEDS

Pursuant to the provisions of Article 178 of the Articles of Association, the 8th session of the Board agreed by signing to unanimously pass the resolution regarding “A Shares Partial Idle Proceeds Cash Management Plan” on 17 December 2018. It was agreed that within the 12 months from the date of approval by the Board, the Company will conduct cash management on the temporarily idling proceeds of the Proceeds raised from A Shares in 2018, with a maximum total amount of up to RMB1.3 billion (inclusive). The types of investment product are 7-day notice deposit, and closed-ended and principal-guaranteed floating income wealth management products issued by the bank. Such proceeds are matched with different investment products with reference to specific fund usage plans of the proceeds, whereby the proceeds can be recycled and utilised on a rolling basis within the cap amount. The cash management period shall be valid for 12 months from the date of consideration and approval by the Board. As of 30 April 2020, the Company utilised the idling proceeds for the investment in 7-day notice deposit and wealth management product

VIII.	BALANCE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES AND THE UTILISATION OF THE BALANCE OF PROCEEDS

(I)	Proceeds raised in 2017

As of 30 April 2020, the Proceeds raised in 2017 was fully utilised.

APPENDIX II	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(II)	Proceeds raised from H Shares in 2018

As of 30 April 2020, the Proceeds raised from H Shares in 2018 was fully utilised.

(III)	Proceeds raised from A Shares in 2018

As of 30 April 2020, the Proceeds raised from A Shares in 2018 was fully utilised.

(IV)	Proceeds raised from H Shares in 2020

As of 30 April 2020, the Proceeds raised from H Shares in 2020 is still in the progress of investing, and therefore the utilisation of remaining proceeds is not available.

IX.	BOARD’S OPINIONS

The Board believes that all the Proceeds from Previous Fund Raising Activities have been received in full. The Company has utilised the previously raised proceeds according to the prescribed use of proceeds, and the Company has truthfully fulfilled its disclosure obligation in accordance with the requirements of “Rules Concerning the Report on the Use of Proceeds from Previous Fund Raising Activities” (Zheng Jian Fa Xing Zi [2007] No. 500) issued by the CSRC, in respect of the investment and its progress of the previously raised proceeds.

The contents of the Report on the use of the Proceeds from Previous Fund Raising Activities are true, accurate, and complete without any false and misleading statements or material omissions.

Schedule 1: Comparison table of the use of the proceeds from previous fund raising activities

Schedule 2: Comparison table of the benefits realised from the investment projects funded by the proceeds from previous fund raising activities

China Southern Airlines Company Limited

(Company’s stamp)

14 May 2020

APPENDIX II	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 1:

Comparison table of the use of the proceeds from previous fund raising activities – Proceeds raised in 2017

Unit: RMB’0000
Total amount of proceeds: 132,174.73						Accumulated total amount of proceeds used: 132,174.73
Total amount of proceeds subject to a change of use: 0.00						Total amount of proceeds used in each year:
Percentage of the total amount of proceeds subject to a change of use: 0.00						The period from 10 August 2017 to 31 December 2017: 132,174.73
	Investment projects		Total investment amount of the proceeds			Accumulated investment amount of the proceeds as at the cut-off date
Serial No.	Committed investment project	Actual investment project	Committed investment amount prior to the issuance	Committed investment amount after the issuance	Actual investment amount	Committed investment amount prior to the issuance	Committed investment amount after the issuance (1)	Actual investment amount (2)	The difference between actual investment amount and committed investment amount after the issuance (3) = (2) – (1)	Date on which the project reached the working condition for its intended use (or the completion progress of the project as at the cut-off date)
1	Supplementing the general working capital of the Company	Supplementing the general working capital of the Company	132,174.73	132,174.73	132,174.73	132,174.73	132,174.73	132,174.73	0.00	N/A

APPENDIX II	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 1:

Comparison table of the use of the proceeds from previous fund raising activities (Continued) – Proceeds raised from H Shares in 2018

Unit: RMB’0000
Total amount of proceeds: 316,112.30						Accumulated total amount of proceeds used: 316,112.30
Total amount of proceeds subject to a change of use: 0.00						Total amount of proceeds used in each year:
Percentage of the total amount of proceeds subject to a change of use: 0.00						The period from 11 September 2018 to 31 December 2018: 316,112.30
	Investment projects		Total investment amount of the proceeds			Accumulated investment amount of the proceeds as at the cut-off date
Serial No.	Committed investment project	Actual investment project	Committed investment amount prior to the issuance	Committed investment amount after the issuance	Actual investment amount	Committed investment amount prior to the issuance	Committed investment amount after the issuance (1)	Actual investment amount (2)	The difference between actual investment amount and committed investment amount after the issuance (3) = (2) – (1)	Date on which the project reached the working condition for its intended use (or the completion progress of the project as at the cut-off date)
1	Supplementing the general working capital of the Company	Supplementing the general working capital of the Company	316,112.30	316,112.30	316,112.30	316,112.30	316,112.30	316,112.30	0.00	N/A

APPENDIX II	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 1:

Comparison table of the use of the proceeds from previous fund raising activities (Continued) – Proceeds raised from A Shares in 2018

Unit: RMB’0000
Total amount of proceeds: 774,698.70 (Note 1)						Accumulated total amount of proceeds used: 776,500.59
Total amount of proceeds subject to a change of use: N/A						Total amount of proceeds used in each year/period:
Percentage of the total amount of proceeds subject to a change of use: N/A						The period from 19 September 2018 to 31 December 2018: 684,404.87
						The period from 1 January 2019 to 31 December 2019: 91,628.29
						The period from 1 January 2020 to 30 April 2020: 467.43
	Investment projects		Total investment amount of the proceeds			Accumulated investment amount of the proceeds as at the cut-off date
Serial No.	Committed investment project	Actual investment project	Committed investment amount prior to the issuance (Note 1)	Committed investment amount after the issuance	Actual investment amount (Note 2)	Committed investment amount prior to the issuance	Committed investment amount after the issuance (1)	Actual investment amount (2)	The difference between actual investment amount and committed investment amount after the issuance (3) = (2) – (1)	Date on which the project reached the working condition for its intended use (or the completion progress of the project as at the cut-off date) (4) = (2)/(1))
1	Procurement of 41 aircraft	Procurement of 41 aircraft	764,221.70	764,221.70	765,904.87	764,221.70	764,221.70	765,904.87	1,683.17	100.22%
2	Selection and installation of lightweight seat for A320 series aircraft	Selection and installation of lightweight seat for A320 series aircraft	10,477.00	10,477.00	10,595.72	10,477.00	10,477.00	10,595.72	118.72	101.13%
	Total		774,698.70	774,698.70	776,500.59	774,698.70	774,698.70	776,500.59	1,801.89	100.23%

Note

1: The total amount of Proceeds raised from A shares in 2018 was RMB9,499,999,995.78, of which the total amount of cash was RMB7,758,919,995.78, and after deducting the underwriting expenses (including VAT) of RMB10,664,999.99, the actual net subscription amount in cash received was RMB7,748,254,995.79. After the net subscription amount in cash deducting other issuance expenses (including VAT) paid by the Company and bank handling fee of RMB1,268,032.31 in total, the actual net proceeds raised was RMB7,746,986,963.48. The committed investment amount was adjusted with regards to the actual proceeds to being RMB7,746,986,963.48 in total.

Note

2: As of 30 April 2020, the Company has utilised the Proceeds raised from A Shares in 2018 of RMB7,765,005,900 on an accumulated basis, which included a total of the net amount from interest income generated from proceeds raised deposited in the bank after deducting bank handling fee and cash management gain on idle proceeds of RMB18,018,900. The Proceeds raised from A Shares in 2018 was fully utilised.

APPENDIX II	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 1:

Comparison table of the use of the proceeds from previous fund raising activities (Continued) – Proceeds raised from H Shares in 2020

Unit: RMB’0000
Total amount of proceeds: 317,509.45						Accumulated total amount of proceeds used: 0.03
Total amount of proceeds subject to a change of use: N/A						Total amount of proceeds used in each year/period:
Percentage of the total amount of proceeds subject to a change of use: N/A						The period from 15 April 2020 to 30 April 2020: 0.03
	Investment projects		Total investment amount of the proceeds			Accumulated investment amount of the proceeds as at the cut-off date
Serial No.	Committed investment project	Actual investment project	Committed investment amount prior to the issuance	Committed investment amount after the issuance	Actual investment amount	Committed investment amount prior to the issuance	Committed investment amount after the issuance (1)	Actual investment amount (2)	The difference between actual investment amount and committed investment amount after the issuance (3) = (2) – (1)	Date on which the project reached the working condition for its intended use (or the completion progress of the project as at the cut-off date) (4) = (2)/(1))
1	Supplementing the general working capital of the Company	Supplementing the general working capital of the Company	317,509.45	317,509.45	0.03	317,509.45	317,509.45	0.03	-317,509.42	N/A

APPENDIX II	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 2:

Comparison Table of the benefits realised from the investment projects funded by the proceeds of the previous fund raising activities – Proceeds raised in 2017

Actual investment project				Actual benefits in the last three years
Serial No.	Project Name	Accumulated capacity utilization rate of the investment project as of the cut-off date	Promised benefits	2017	2018	2019	January to April 2020	Accumulated benefits realised as of the cut-off date	Estimated benefits achieved
1	Supplementing the general working capital of the Company	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Note 3

Comparison Table of the benefits realised from the investment projects funded by the proceeds of the previous fund raising activities (Continued) – Proceeds raised from H Shares in 2018

Actual investment project				Actual benefits in the last three years
Serial No.	Project Name	Accumulated capacity utilization rate of the investment project as of the cut-off date	Promised benefits	2017	2018	2019	January to April 2020	Accumulated benefits realised as of the cut-off date	Estimated benefits achieved
1	Supplementing the general working capital of the Company	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Note 3

APPENDIX II	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 2:

Comparison Table of the benefits realised from the investment projects funded by the proceeds of the previous fund raising activities (Continued) – Proceeds raised from A Shares in 2018

Actual investment project				Actual benefits in the last three years
Serial No.	Project Name	Accumulated capacity utilization rate of the investment project as of the cut-off date	Promised benefits	2017	2018	2019	January to April 2020	Accumulated benefits realised as of the cut-off date	Estimated benefits achieved
1	Procurement of 41 aircraft	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2	Selection and installation of lightweight seat for A320 series aircraft	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Comparison Table of the benefits realised from the investment projects funded by the proceeds of the previous fund raising activities (Continued) – Proceeds raised from H Shares in 2020

Actual investment project				Actual benefits in the last three years
Serial No.	Project Name	Accumulated capacity utilization rate of the investment project as of the cut-off date	Promised benefits	2017	2018	2019	January to April 2020	Accumulated benefits realised as of the cut-off date	Estimated benefits achieved
1	Supplementing the general working capital of the Company	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Note 3

Note 3:

The Proceeds raised in 2017, the Proceeds raised from H Shares in 2018 and the Proceeds raised from H Shares in 2020 were used to supplement the general working capital of the Company, of which the benefits could not be verified separately. Obtaining these proceeds reduced the asset-to-liability ratio of the Company, and improved the solvency of the Company, further enhancing the financial position and asset structure as well as the Company’s risk resistance capacity and competitiveness.

APPENDIX III	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE PROPOSED ISSUANCE OF CONVERTIBLE BONDS

FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE PUBLIC ISSUANCE OF A SHARE CONVERTIBLE BONDS OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

May 2020

APPENDIX III	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE PROPOSED ISSUANCE OF CONVERTIBLE BONDS

DEFINITIONS

In this report, unless the context otherwise requires, the following abbreviations should have the following specific meanings:

China Southern Airlines, Company, Issuer	China Southern Airlines Company Limited

CSAH, the Controlling Shareholder, the Controlling Shareholder of the Company	China Southern Air Holding Company Limited

Issuance, Issuance of Convertible Corporate Bonds, Public Issuance of Convertible Corporate Bonds	the proposed public issuance of A Share Convertible Bonds by China Southern Airlines of no more than RMB16 billion (including RMB16 billion)

Report	the feasibility report on the use of proceeds from the public issuance of A Share Convertible Bonds by China Southern Airlines

CSRC	China Securities Regulatory Commission

CAAC	Civil Aviation Administration of China

Boeing	Boeing Commercial Airplanes

Airbus	Airbus Group

GE	General Electric Company

RR	Rolls-Royce PLC

RMB, RMB’000, RMB’0000, RMB million, RMB100 million	RMB, RMB’000, RMB’0000, RMB million, RMB100 million

In this Report, some total figures may be slightly deviated in the last digit from the sum of direct aggregation of all amounts. Such discrepancy is due to the rounding up calculation of decimal places.

APPENDIX III	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE PROPOSED ISSUANCE OF CONVERTIBLE BONDS

I.	PLAN ON USE OF PROCEEDS

The proceeds to be raised from the Public Issuance of Convertible Corporate Bonds will not exceed RMB16 billion (including RMB16 billion), and the net proceeds will be fully used to invest in the following projects after deducting the issuance expenses:

		Unit: RMB’0000
No.	Project	Total amount of investment	Amount of proceeds to be invested

(1)	Purchasing of aircraft, aviation materials and reparation projects	2,168,601.96	1,060,000.00
(2)	Introduction of spare engines	65,553.50	60,000.00
(3)	Supplementing working capital	480,000.00	480,000.00
Total		2,714,155.46	1,600,000.00

If the actual net proceeds after deducting of issuance expenses are less than the total amount of proceeds to be invested in the above projects, the Company will make up the shortfall by internal or self- raising funds. Before the receipt of the proceeds, the Company will implement the projects utilising its internal or self-raised funds in accordance with the actual progress of the projects. Upon receipt of the proceeds, the proceeds will be used to replace the remaining funds and cover the spent funds.

The board of directors or persons authorised by the board of directors may make adjustment (as appropriate) to the specific investment amount of the proceeds for the above projects, based on the actual situation of project progress and funding requirements.

II.	BACKGROUND AND NECESSITY OF PROJECTS TO BE FINANCED BY THE PROCEEDS

(I)	Background of Projects to be Financed by the Proceeds

1.	Promising prospect of civil aviation industry

With the development of social economy, the demand for air transportation in China has been growing in recent years, spurring the growth of the overall industry. According to data released by CAAC, in 2019, the overall industry achieved a total traffic volume of 129.32 billion ton-kilometers, a passenger traffic volume of 660 million, and a cargo and mail transportation volume of 7.532 million tons, up by 7.2%, 7.9%, and 2.0% year-on-year, respectively. Under the background of steady economy growth and increasing income of residents, the market demand for China’s civil aviation is expected to maintain its growth in the future.

APPENDIX III	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE PROPOSED ISSUANCE OF CONVERTIBLE BONDS

During the “13th Five-Year Plan” period, China’s economic development has entered into a new normal. China has actively promoted the optimization and upgrading of the economic structure, and has deepened the supply-side reform. The increase in per capita income, the trend of consumption upgrading, and the rise of a mass tourism era will promote the sustainable growth of the demand for business and sightseeing trips, and inject new vitality into the development of China’s civil aviation industry. Despite the short-term impact of the COVID-19 outbreak, leading to the recent decline in the demand for air passenger transport, the long-term rigid demand for the civil aviation industry still exists.

Although the civil aviation industry in China has maintained rapid growth in the past decade, the overall market penetration of China’s civil aviation is still low, presenting a large gap with developed countries. In the future, with the further establishment of a reasonable airport network system, a smooth public air transportation system, a safe and efficient air traffic management system, a fully functional general aviation system, and a comprehensive transportation system with large and medium-sized airports as the core, China will significantly improve the scope and coverage of civil aviation, and the depth and breadth of its service for economic and social development.

2.	China’s development strategy and macro-policy are conducive to the development of aviation industry

The development strategies implemented in China has greatly expanded the development space of the aviation industry. The implementation of strategies, such as the “Belt and Road Initiative”, the Beijing-Tianjin-Hebei integration plan, the development of the Yangtze River Economic Belt, and the construction of Guangdong-Hong Kong-Macao Greater Bay Area, have provided a broad stage and important opportunities for the development of civil aviation.

In 2015, China formally proposed the “Belt and Road Initiative”. It is aimed at promoting orderly and free flow of economic factors, highly efficient allocation of resources and deep integration of markets, as a way to create a new model of regional development. This is necessarily accompanied by large-scale and cross-border flows of commodities, personnel, resources and capital. The civil aviation industry features industrial attributes and unique advantages of high degree of internationalization, fast speed, and the ability to meet long- distance access requirements, making it an irreplaceable backbone in infrastructure connectivity. Since the implementation of the “Belt and Road Initiative”, China’s civil aviation has accelerated the pace of “going global”. At present, China has signed bilateral intergovernmental air transport agreements with more than 60 countries along the “Belt and Road”, with air traffic available in more than 40 countries.

APPENDIX III	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE PROPOSED ISSUANCE OF CONVERTIBLE BONDS

The primary prerequisite for regional economic integration is the integration of infrastructure. The Beijing-Tianjin-Hebei integration plan, the development of the Yangtze River Economic Belt and the construction of the Guangdong-Hong Kong-Macao Greater Bay Area all put forward a higher-level vision for the layout of China’s aviation industry. The Outline Development Plan for the Guangdong-Hong Kong-Macao Greater Bay Area proposes to expedite the infrastructure connectivity in the Guangdong-Hong Kong-Macao Greater Bay Area, and develop a world-class airport cluster as a way to raise the competitiveness of Guangzhou’s and Shenzhen’s airports as international hubs. As the most influential main base airline in the Guangdong-Hong Kong-Macao Greater Bay Area, the Company actively responds to national initiatives. In 2019, CSAH, State-owned Assets Supervision and Administration Commission of the State Council, Guangdong Hengjian Investment Holding Co., Ltd. (hereinafter referred to as “Guangdong Hengjian”), Guangzhou City Construction Investment Group (hereinafter referred to as “GZCI”) and Shenzhen Penghang Equity Investment Fund Partnership (Limited Partnership) (hereinafter referred to as “Shenzhen Penghang”) entered into the Capital Increase Agreement, contracting that the proceeds of RMB30 billion from capital contribution made by Guangdong Hengjian, GZCI and Shenzhen Penghang shall be primarily used in core air transport businesses and in line with the “Belt and Road Initiative” and Guangdong-Hong Kong-Macao Greater Bay Area plan.

(II)	Necessity of Projects to be Financed by the Proceeds

In recent years, China’s aviation industry has maintained rapid growth, and there is still huge room for development in the future. The Company is the airline with the most transport aircraft, the most developed route network, and the largest passenger turnover in China. As the construction of the Guangdong-Hong Kong-Macao Greater Bay Area was elevated to a national strategy, an important development opportunity was laid before the Company. In the current economic and industry environment, in order to fully grasp the industry opportunities, the Company has proposed the overall strategic goal of becoming an international network airline, and fully promote the strategic layout of the Guangzhou-Beijing dual hub model. On one hand, the Company will focus on the development of the Greater Bay Area market, build a high-quality Guangzhou aviation hub, serve and contribute to the development of world-class city clusters and airport clusters in Guangdong, Hong Kong and Macao and provide first-class aviation upstream and downstream solutions to the international bay area; on the other hand, the Company has placed emphasis on promoting the construction of the Beijing hub. Beijing Daxing Airport was opened in October 2019. According to the transition plan of CAAC, upon finishing the transition by the end of March 2021, the Company and its controlling subsidiaries’ market share in Daxing Airport will reach approximately 43%, making it the largest main base airline in Daxing Airport. The transition of the first and second batches of flights to Daxing Airport has been successfully completed.

Under the abovementioned background, scientifically and rationally expanding the fleet size, ensuring safe operating efficiency, and enhancing the stability of the air transportation network are important strategic measures for the Company to actively seize the good development opportunities of China’s air transportation industry, and has a great strategic significance in the Company’s goal of better serving the economic development of the Greater Bay Area and the Company’s aim of becoming an international network airline. At the same time, due to the impact of the COVID-19 outbreak, the aviation industry’s market demand has been affected to a certain extent, which has adversely impacted the income and cash flow levels of industry participants. Airlines generally face the need to supplement working capital. Therefore, the proceeds from the Issuance will be used for purchasing of aircraft, aviation materials and reparation projects, introduction of spare engines and supplementing working capital, to further enhance the core competitiveness of the Company’s main business, optimize the financial position and enhance the Company’s anti-risk ability, as a way to lay a solid foundation for the Company to achieve its strategic goals.

APPENDIX III	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE PROPOSED ISSUANCE OF CONVERTIBLE BONDS

III.	FEASIBILITY ANALYSIS OF FUND-RAISING INVESTMENT PROJECTS

(I)	Purchasing of Aircraft, Aviation Materials and Reparation Projects

1.	Project overview

The improvement of air transport capacity is of great significance for the Company to achieve steady development and consolidate its core competitiveness. The Company intends to use the proceeds from the Issuance mainly for the purchase of 11 aircraft in order to scientifically expand the existing fleet size. In addition, from the perspective of safe transportation, the inventory of aviation materials and the reparation plan should match the fleet size. Therefore, the Company plans to utilise part of the funds raised in the procurement and reparation of aviation materials at the same time to guarantee the Company’s safe transportation and operating efficiency.

2.	Necessity and feasibility of the project

According to the documents of the National Civil Aviation Work Conference, Chinese civil aviation industry witnesses an average annual growth rate of passenger turnover of 11% in the past 10 years. However, the per capita air travel is only 0.47 time, while the per capita air travel in the United States is basically stable at 2.3-2.7 times, which is equivalent to 5-6 times of that in China. In the future, China’s civil aviation transportation market will continue to maintain a middle and high-speed growth with great development space. International Air Transport Association predicts that by 2036, China’s total air passenger throughput will reach 1.5 billion. The huge market potential brings a stable growth space for the forward capacity scale of airlines in China, and also puts forward higher requirements on the aviation materials configuration, maintenance and other supporting capacity of air transport.

On 18 February 2019, the Central Committee of the Communist Party of China and the State Council issued the Outline Development Plan for the Guangdong-Hong Kong-Macao Greater Bay Area. According to the Outline Development Plan, located at the forefront of China’s opening up along the coast and with the Pan-Pearl River Delta Region as its vast hinterland for development, the Greater Bay Area plays an important role in the “Belt and Road Initiative”. The Company is the airline with the most transport aircraft, the most developed route network, and the largest annual passenger turnover in China, and is mainly based in Guangzhou. In the current economic and industry environment, in order to fully grasp the industry opportunities, the Company has proposed the strategic goal of becoming an international network airline, and promote the strategic layout of the Guangzhou-Beijing dual hub model.

APPENDIX III	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE PROPOSED ISSUANCE OF CONVERTIBLE BONDS

At the same time, the Company always adheres to the strategic policy of “safety first”, and regards safety as the foundation for the Company’s survival and development, as well as its primary social responsibility. The Company continuously improves its safety management system, strengthens safety risk management and control, and continues to increase investment in aviation materials configuration and reparation. With the expansion of the fleet size, higher requirements have been put forward for supporting services of the Company’s air transport capacity, the Company needs to purchase spare aviation materials of the corresponding size for replacement, and strengthen the maintenance of aircraft to provide effective guarantee for safe flight and efficient operation of the Company.

The Company has rich experience in flying various types of aircraft, and has formulated corresponding human resource support programme based on the future fleet development plan. Therefore, it is capable of meeting the operational needs of the newly introduced aircraft. At the same time, relying on rich aviation network management and operation experience, the Company has established a stable and reliable procurement channel in the field of aviation materials purchase and reparation, which also provides an effective guarantee for the successful implementation of projects to be financed by the proceeds.

3.	Project approval and filing

The project of aircraft procurement of 11 aircraft has been approved by the relevant industry authority. Purchasing of aviation materials and reparation projects are not subject to approval and filing requirements.

4.	Investment budget

This project mainly covers 11 aircraft and aviation materials procurement and reparation. The total investment amount of the project is RMB21.6860196 billion, which includes the purchase of aircraft of mainstream models in the market, the purchase and reparation of high-priced rotables, the reparation and maintenance of aircraft and engines and aviation materials, etc. It is planned to invest the proceeds up to RMB10.6 billion.

5.	Economic performance analysis

The 11 aircraft to be introduced will be incorporated into the Company’s existing fleet for centralized allocation and management. It will be able to increase the Company’s fleet size and transportation capacity, expand the capacity of main routes, enhance the Company’s route network, and increase the traffic revenue of principal business. At the same time, the newly introduced aircraft will partially replace the old aircraft, which is able to optimize the fleet structure, reduce fuel consumption and maintenance costs effectively, and improve the Company’s competitiveness on its airlines business. Based on the operating data of the Company’s historical fleet, it is preliminarily estimated that the introduction of 11 aircraft will increase the operating revenue of the Company by approximately RMB1.9 billion in each full year.

APPENDIX III	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE PROPOSED ISSUANCE OF CONVERTIBLE BONDS

In addition, the use of partial proceeds for the purchase of aviation materials and reparation will improve the Company’s operational efficiency, enhance air transportation safety and flight punctuality, and will not directly generate benefits.

(II)	Introduction of Spare Engines

1.	Project overview

The Company plans to use the proceeds from the Issuance up to RMB600 million for the introduction of 5 spare engines. The models include 2 sets of LEAP-1A33, 1 set of LEAP- 1A26 and 2 sets of TRENT-XWB. The main suppliers of spare engines include GE and RR.

2.	Necessity and feasibility of the project

With the expansion of the Company’s fleet size, the number of spare engines required by the Company has also increased. Maintaining a reasonable number of spare engines can avoid random generator failures which may affect the normal operation of the entire fleet. Purchasing of spare engines with the proceeds will help to further ensure the effective operation of the entire fleet and increase aircraft utilization to reduce the unit cost of aircraft.

The main suppliers of spare engines are GE and RR. As world-renowned generator manufacturers, both GE and RR have longstanding relationship with the Company, and possess the capacity to ensure delivery on schedule.

3.	Project approval and filing

This project is not subject to the approval and filing requirements of government departments.

4.	Investment budget

The Company plans to use the proceeds from the Public Issuance of Convertible Corporate Bonds of no more than RMB600 million for the purchase of 5 spare engines, with the shortfall being raised through other channels.

5.	Economic performance analysis

This project does not directly generate revenue. Upon completion, this project will enhance the stability and safety of the Company’s air transportation business, thereby promoting service quality and core competitiveness of the Company.

APPENDIX III	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE PROPOSED ISSUANCE OF CONVERTIBLE BONDS

(III)	Supplementing working capital

1.	Project overview

Based on the needs of the Company’s business expansion and development for working capital, the Company intends to use the proceeds from the Issuance up to RMB4.8 billion to supplement working capital. Using part of the proceeds to supplement working capital can better meet the Company’s needs for capital turnover and reduce financial and operating risks.

2.	Necessity and feasibility of the project

With the expansion of the fleet size and route network scale of the Company, the liquidity requirements for production and operation of the Company have also increased. At the same time, due to the impact of COVID-19 outbreak, the market demand for the civil aviation industry has been greatly impacted. In the first quarter of 2020, the civil aviation industry completed a total traffic volume of 16.52 billion ton-kilometers and a passenger traffic volume of 74.078 million, down by 46.6% and 53.9% year-on-year, respectively. This outbreak has posed great challenges to the overall liquidity and risk resistance capability of the civil aviation industry.

In this context, the Company takes advantage of the financing platform for listed companies. Through the Public Issuance of Convertible Corporate Bonds, the Company will significantly enhance its capital strength, and provide necessary financial support for the subsequent business development. This also helps to reduce liquidity risk, enhance the risk resistance capacity of the Company, and consolidate the core competitive advantage of the Company in the industry.

The intended use of part of the proceeds to supplement working capital is in line with the capital needs of the Company for current and future business development and can promote the sound development of the Company in a long term. Based on the business development process, the Company will reasonably arrange the progress and amount when releasing this part of proceeds on the basis of scientific estimation and calculation as well as reasonable scheduling to ensure the safe and efficient use of the proceeds. In the specific payment link, the Company will use such funds strictly in accordance with the Company’s financial management system and funds approval authority. Therefore, it is feasible for the Company to supplement working capital.

APPENDIX III	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE PROPOSED ISSUANCE OF CONVERTIBLE BONDS

IV.	IMPACT OF PROCEEDS ON OPERATION MANAGEMENT AND FINANCIAL CONDITION OF THE COMPANY

(I)	Impact of Issuance of Convertible Corporate Bonds on Operation Management of the Company

The Issuance of Convertible Corporate Bonds is in line with China’s macroeconomic and industrial policies, the future development trend of the industry and the Company’s overall strategic development direction.

China Southern Airlines is the airline with the most transport aircraft, the most developed route network, and the largest passenger turnover in China. By the end of 2019, the Company operated a total of 862 passenger and cargo transport aircraft including Boeing 787, 777, 747, 737 series, Airbus 380, 350, 330, 320 series. In 2019, the Company served approximately 152 million passengers, ranking first among Chinese airlines for 41 consecutive years. It ranked first in Asia and third in the world both in terms of fleet size and passenger turnover.

The Public Issuance of Convertible Corporate Bonds will further enhance the transportation service capability and safety assurance capability of the Company, optimize its fleet structure to better satisfy the growing demand for airlines transport of China, particularly the Guangdong-Hong Kong- Macao Greater Bay Area and further enhance the financial position and asset structure as well as the Company’s risk resistance capacity and core competitiveness.

(II)	Impact of Issuance of Convertible Corporate Bonds on Financial Condition of the Company

Upon the receipt of the proceeds from the Issuance of Convertible Corporate Bonds, the Company’s capital strength will be further improved, the capital structure will be more stable, and the working capital will be more abundant, which will help improve the Company’s liquidity and reduce financial risks. With the release of benefits of the projects to be financed by the proceeds, the profitability of the Company will be improved, which is conducive to enhancing the overall competitiveness of the Company.

APPENDIX III	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE PROPOSED ISSUANCE OF CONVERTIBLE BONDS

V.	CONCLUSION

In summary, the use of proceeds from the Public Issuance of Convertible Corporate Bonds is reasonable and feasible, and is in line with the China’s industrial policies and the Company’s strategic development plans. The implementation of projects to be financed by the proceeds will help to further expand the business scale, optimize the capital structure, enhance the competitiveness, and benefit the sustainable development of the Company, which is in the interest of shareholders as a whole. Therefore, projects to be financed by the proceeds are necessary and feasible.

The Board of Directors of

China Southern Airlines Company Limited

14 May 2020

APPENDIX IV	AUTHORISATION OF THE BOARD AND ITS AUTHORISED PERSON(S) WITH FULL POWER TO DEAL WITH ALL MATTERS RELATING TO THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

In order to ensure the smooth implementation of the relevant matters relating to the public issuance of A Share Convertible Bonds, and pursuant to the laws and regulations of the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, Measures on the Administration of Issuance of Securities by Listed Companies (2020 revision), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the rules of any stock exchange as well as the relevant provisions of the Articles of Association, the Board has agreed to propose to seek authorisation to the Board and authorised person(s) thereof at the general meeting to deal with the matters relating to the public issuance of A Share Convertible Bonds with full discretion, including but not limited to the following:

1.

To make appropriate amendments, adjustments and additions to the issuance plan and terms of issuance of A Share Convertible Bonds to the extent permitted by laws, regulations and other normative documents and resolutions passed at the general meeting as well as the Articles of Association, and in accordance with the requirements of securities regulatory authorities and in the light of the actual situation of the Company, specify the issuance plan and terms of issuance before the issuance, and formulate and implement the final plan for the issuance, including but not limited to the issue size, the method of issue and target subscribers, bond rate, the percentage of the issue reserved for preferential subscription for original shareholders of A shares, determining the initial conversion price, amending the conversion price, matters related to redemption, sale back, stipulating the rights of bondholders’ meetings, the procedures for holding bondholders’ meetings and the conditions that must be met in order for a resolution to take effect, determining the time of issuance, adding dedicated accounts for proceeds, rating arrangement and all other matters related to the issuance plan;

2.

To amend, supplement, execute, submit, report and implement all the agreements or documents related to the issuance of A Share Convertible Bonds, including but not limited to underwriting and sponsorship agreements, agency agreements, major contracts and important documents relating to projects to be financed by the proceeds, all application documents submitted to the state-owned assets regulatory body and CSRC, all application documents or forms submitted to the Hong Kong Stock Exchange in relation to the issuance, the written communications between the state-owned assets regulatory body, CSRC, CAAC Central and Southern Regional Administration, Shanghai Stock Exchange, and Hong Kong Stock Exchange in relation to the issuance (if any) as well as forms, letters and documents submitted to China Securities Depository and Clearing Corporation Limited and Computershare Hong Kong Investor Services Limited, and go through relevant application, approval, registration, filing and other procedures as well as information disclosure;

3.

To make a comprehensive judgment according to the review of a specific project by relevant departments, changes in relevant market conditions, and changes in conditions for the implementation of the projects to be financed by the proceeds and other factors, and adjust or decide on the use of proceeds and specific arrangements to the extent authorised by the general meeting; to adjust or decide on specific arrangements for the use of proceeds according to the actual progress and actual funding needs of the projects within the scope of investment approved by the general meeting for proceeds; to apply funds raised from other sources to the projects according to the actual progress and operational needs of the projects before proceeds are received and replace such funds after proceeds are received according to the procedures prescribed by relevant laws and regulations; to make necessary adjustments to the projects in accordance with the provisions of relevant laws and regulations, the requirements of regulatory authorities and market conditions;

APPENDIX IV	AUTHORISATION OF THE BOARD AND ITS AUTHORISED PERSON(S) WITH FULL POWER TO DEAL WITH ALL MATTERS RELATING TO THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

4.

If regulatory authorities have changed policies for the issuance of A Share Convertible Bonds or market conditions have changed, except for matters that must be re-voted upon at a general meeting as required by relevant laws, regulations and the Articles of Association, to adjust the issuance plan and other relevant matters;

5.	To set up special account for proceeds;

6.

To decide and engage professional intermediaries undertaking works in relation to the issuance, including but not limited to preparation, modification and submission of notification documents in respect of the issuance and listing in accordance with the regulatory requirements, and decide to make payment therefor and other relevant matters;

7.

In the event of force majeure or any other circumstance which is sufficient to render the issuance plan unimplementable, or although implementable, detrimental to the Company if implemented, or a change in policy on the issuance of A Share Convertible Bonds, to elect in its sole discretion to postpone the implementation of or terminate the issuance plan;

8.

In accordance with the relevant laws, regulations and the requirements of regulatory authorities, to analyse, study and demonstrate the dilution of immediate returns arising from the bonds issuance, to formulate and implement relevant remedial measures for recovering immediate returns, to amend, supplement and improve relevant analyses and measures under the original framework in accordance with any new regulations, policies, implementing rules or self-disciplining standards to be promulgated in the future, and handle any other matter in relation thereto with full power;

9.

To authorise the Board to proceed with matters such as registration and listing of A Share Convertible Bonds on Shanghai Stock Exchange and Shanghai branch of China Securities Depository and Clearing Corporation Limited; to handle matters relating to the redemption, sale back and conversion of A Share Convertible Bonds, and modify provisions in the Articles of Association and related systems of the Company in due course according to the status of the issue and conversion of A Share Convertible Bonds, and deal with matters such as changes in industrial and commercial registration or filing, and registration for changes in registered capital after completion of the issuance;

APPENDIX IV	AUTHORISATION OF THE BOARD AND ITS AUTHORISED PERSON(S) WITH FULL POWER TO DEAL WITH ALL MATTERS RELATING TO THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS

10.

To authorise the Board to decide on and handle all other matters which are related to the issuance of A Share Convertible Bonds and exist during the term of A Share Convertible Bonds subject to applicable laws and regulations and the regulations or requirements of relevant regulatory agencies or departments;

11.

All of the above authorizations, except for authorization 9 and matters to be handled during the term of the convertible bonds which are valid from the date on which this resolution is considered and approved at the general meeting to the expiration of the term of the convertible bonds, are valid for a period of 12 months from the date on which this resolution is considered and approved at the general meeting.

APPENDIX V	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS AND COMMITMENTS FROM RELEVANT ENTITIES

CHINA SOUTHERN AIRLINES COMPANY LIMITED

STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE PUBLIC ISSUE OF A SHARE CONVERTIBLE BONDS

In order to further implement the Several Opinions of the State Council on Promoting the Health Development of Capital Market (Guo Fa [2014] No. 17), Opinions of the General Office of the State Council on Further Strengthening the Protection of the Legitimate Rights and Interests of Small and Medium-sized Investors of Capital Market (Guobanfa [2013] No. 110) and the Guidance on Matters concerning Dilution of Spot Returns by First Issuance, Refinancing and Major Asset Restructuring (Zheng Jian Hui Gong Gao [2015] No. 31), guarantee the right to know of the small and medium-sized investors, and maintain their interests, China Southern Airlines Company Limited (hereinafter referred to as “China Southern Airlines”, “Company” or “the Company”) explains the impact of dilution of spot returns by this Public Issuance of A Share Convertible Bonds (hereinafter referred to as “the Issuance”) on the Company’s major financial indicators and the Company’s proposed measures as follows:

I.	THE IMPACT OF DILUTION OF SPOT RETURNS BY THE ISSUANCE ON THE COMPANY’S MAJOR FINANCIAL INDICATORS

(I)	Key Assumptions

1.

There were no material adverse changes in the macroeconomic environment and stock market, and there were no material adverse changes in the operating environment of the Company, industry policies, major costs and exchange rates;

2.

The Issuance will be completed in December 2020. This assumption is only used to measure the impact of the Issuance on the Company’s earnings per share and return on net assets, and does not represent the Company’s judgment of the actual completion time in the Issuance. The final issuance completion time shall be the actual completion time upon the approval of regulatory departments in the Issuance;

3.

The period of A Share Convertible Bonds under the Issuance is 6 years, assuming full conversion as of 30 June 2021 and without any conversion as of 30 June 2021 respectively. The completion date of the conversion is estimated only, and the actual date is finally subject to the completion of conversion by holders of the A Share Convertible Bonds;

4.

Assume that the Company could raise total proceeds of RMB16 billion from the Issuance (without considering the issuance costs). This assumption is only used to measure the impact of the Issuance on the Company’s earnings per share, and does not represent the Company’s judgment of the actual amount of proceeds raised from the Issuance. The actual amount of proceeds raised will be finally determined pursuant to the factors including approval of regulatory authorities, subscription for the Issuance and issuance costs;

APPENDIX V	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS AND COMMITMENTS FROM RELEVANT ENTITIES

5.

Assuming that the net profit attributable to the owners of the parent company after deducting non-recurring gains and losses in 2020 and 2021 was the same with that of 2019; equity attributable to the owners of the parent company as of 31 December 2020 = equity attributable to the owners of the parent company as at the beginning of 2020 + net profit attributable to the owners of the parent company in 2020 + proceeds raised from non-public issuance of H shares in 2020 + proceeds raised from non-public issuance of A shares in 2020 (assuming that the non-public issuance of A shares completed in June 2020, the issuing price being the latest audited net asset per share, and 2,453,434,457 shares issued); equity attributable to the owners of the parent company as of 31 December 2021 = equity attributable to the owners of the parent company as at the beginning of 2020 + net profit attributable to the owners of the parent company in 2021 + owners’ equity increased from conversion. The above estimates do not constitute the Company’s commitment on earnings for the year of 2020 and 2021, and do not constitute the Company’s judgement on the operating condition and trends. Investors should not make investment decisions accordingly. If investors make investment decisions accordingly and any losses are caused, the Company does not assume any liability;

6.

According to the proposal of the Issuance, assume that the conversion price of the A Share Convertible Bonds under the Issuance is RMB5.21 per share (calculated based on the principle of the average trading price for the twenty trading days preceding, the average trading price of the previous trading day of, the date of Company’s 13th meeting of the eighth session of the Board, being 14 May 2020, and the latest audited net asset per share and the par value of shares, whichever is higher. The conversion price is only a simulated price, does not constitute a forecast of the actual conversion price). The initial conversion price of the A Share Convertible Bonds under the Issuance shall not be lower than the average trading prices of A shares of the Company for the twenty trading days preceding the date of publication of the offering document of the Issuance (in the event that during the 20 trading days, the share price has been adjusted due to ex-rights or ex-dividend, the closing price of each of these trading days before adjustment shall be adjusted with reference to the ex-rights or ex-dividend share price) and the average trading prices of the previous trading day of A shares of the Company, as well as the latest audited net asset per share and the par value of shares. A proposal will be presented to the general meeting and the class general meeting for authorizing the Board or the authorized person of the Board to determine the detailed initial conversion price after discussion and agreement with the sponsor (lead underwriter) with reference to the conditions of the market and the Company before the issuance;

APPENDIX V	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS AND COMMITMENTS FROM RELEVANT ENTITIES

7.

The impact on the production and operation, financial condition, including finance costs and investment income, and other aspects of the Company after the receipt of proceeds raised from the Issuance is not taken into account; the impact of cash dividend of the Company is not considered in this estimation;

8.

On estimating the net assets attributable to shareholders of parent company as at the end of period after the Issuance and calculating the yield of weighted average net assets, the net assets increased from the split of A Share Convertible Bonds under the Issuance is not considered, the bank interest occurred before the utilization of proceeds and the impact of interest expenses of A Share Convertible Bonds is not considered, the impact of other factors other than net profit on the net assets is not considered as well;

9.

On estimating the total share capital as at the end of the period after the Issuance and calculating earnings per share, the Company only considered the impact of the above assumptions on the total share capital and does not considered other potential equity change matters.

(II)	Impact on the Company’s Key Indicators

Based on the above assumptions, the Company estimated the impacts of the Issuance on the key financial indicators, details are as follows:

			2021
Items	2019	2020	As of 30 June 2021 Without any conversion	As of 30 June 2021 Full conversion

Total share capital (shares)	12,267,172,286	15,329,302,395	15,329,302,395	18,400,319,669
Net profit attributable to the owners of the parent company (RMB)	2,651,000,000	2,651,000,000	2,651,000,000	2,651,000,000
Net profit attributable to the owners of the parent company after deducting non-recurring gains and losses (RMB)	1,951,000,000	1,951,000,000	1,951,000,000	1,951,000,000
Net assets attributable to shareholders of the parent company at the beginning of the period (RMB)	65,003,000,000	63,863,000,000	82,478,211,703	82,478,211,703

APPENDIX V	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS AND COMMITMENTS FROM RELEVANT ENTITIES

			2021
Items	2019	2020	As of 30 June 2021 Without any conversion	As of 30 June 2021 Full conversion

Net assets attributable to shareholders of the parent company at the end of the period (RMB)	63,863,000,000	82,478,211,703	85,129,211,703	101,129,211,703
Basic earnings per share (RMB)	0.22	0.19	0.17	0.16
Diluted earnings per share (RMB)	0.22	0.19	0.16	0.16
Basic earnings per share after deducting non-recurring gains and losses (RMB)	0.16	0.14	0.13	0.12
Diluted earnings per share after deducting non-recurring gains and losses (RMB)	0.16	0.14	0.12	0.12
Net assets per share (RMB)	5.21	5.38	5.55	5.50
The weighted average return on net Assets (%)	4.00%	3.65%	3.16%	2.89%
The weighted average return on net assets after deducting non-recurring gains and losses (%)	2.94%	2.69%	2.33%	2.13%

Note:	The indicators in the form are calculated according to No. 9 Rules for the Disclosure and Report of the Information of Companies Publicly Issuance Securities – Calculation and Disclosure of Return on Net Assets and Earnings per Share (revised in 2010).

II.	THE RATIONALITY AND NECESSITY OF THE ISSUANCE

In recent years, China’s aviation industry maintains high-speed growth, and there is still huge space for future development. The Company, ranking first among all Chinese airlines in terms of its largest fleet, most developed route network and largest passenger capacity, welcomes an important development opportunity as the construction of the Guangdong-Hong Kong-Macao Greater Bay Area becomes a national strategy. The Company proposes a general strategic goal of establishing itself as an influential international airline with an extensive route network, and makes great efforts to promote the strategic layout of Guangzhou-Beijing Dual Hub under the current economic and industrial environment, so as to fully capture the opportunities in the industry. On the one hand, the Company will focus on developing market in the Greater Bay Area, build a high quality aviation hub in Guangzhou, serve the world-class city clusters and the construction of airport clusters in Guangdong, Hong Kong and Macau, and by leveraging of such, offer the best aviation upstream and downstream solution to the international bay area. On the other hand, the Company will emphasize on implementing the construction of Beijing Hub. In October 2019, Beijing Daxing Airport commenced its operation. According to the CAAC’s transfer plan, the Company and its controlling subsidiaries’ market share in Daxing Airport will reach to approximately 43% upon the fully transfer in March 2021 and will be the largest main base airlines in Daxing Airport. At present, the first and the second batches of flight transfer in Daxing Airport have been smoothly finished.

APPENDIX V	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS AND COMMITMENTS FROM RELEVANT ENTITIES

Under the above background, expanding fleet size in a scientific and reasonable way, safeguarding safe operation efficiency, strengthening the stability of air transport network are key strategic measures of the Company to proactively capture the well development opportunity of China’s aviation transportation industry, playing an important role in helping the Company to better satisfy the social and economic development of Great Bay Area and fulfil the general strategic goal of building into an influential international airlines with an extensive route network. Meanwhile, affected by the epidemic of the novel coronavirus, the demand from the aviation market was hit to a certain extent, adverse effect was occurred to the income and cash flow of players in the industry, and the need for liquidity was a general problem faced by airlines. Therefore, proceeds raised from the Issuance is intended to be used for aircraft purchase, aviation materials purchase and maintenance, and the introduction of standby engines, as well as the replenishment of liquidity, to further enhance the core competitiveness of the Company’s main business, optimize the financial condition and improve the Company’s ability to resist risk and found a solid foundation to realize the strategic goal of the Company.

III.	A SPECIAL RISK WARNING OF DILUTION OF SHAREHOLDERS’ SPOT RETURNS BY THE ISSUANCE

Upon the Issuance, the future conversion of A Share Convertible Bonds under the Issuance will increased the number of share capital and the net assets size of the Company accordingly. As the benefit for the utilization of the proceeds of the Issuance may need some time to demonstrate, there is risk of dilution on spot returns after receiving the proceeds of the Issuance. Investors are reminded to concern the risk of possible dilution on spot returns of A Share Convertible Bonds under the Issuance. Also, the clauses on the downward adjustment of the A Share Convertible Bonds under the Issuance are formulated. After the clauses are triggered, the Company may apply for downward adjustment of the conversion price, which may lead to the increase in the newly increased total stock capital due to the share conversion of A Share Convertible Bonds under the Issuance, thus expanding the potential dilution effect of the A Share Convertible Bonds on the existing ordinary shareholders of the Company.

At the same time, during the process of Company’s calculation of the impact of the Issuance on dilution of sport returns, the hypothesis analysis conducted of net profit for the years of 2020 and 2021, after deducting non-recurring gains and losses, attributable to shareholders of the parent company and specific measures developed for make up the returns to cope with the risk of dilution of the sport returns do not constitute the Company’s profit forecast. And such measures do not represent any guarantee of the Company’s future profit in any form. Please note that investors shall not make investment decisions accordingly.

APPENDIX V	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS AND COMMITMENTS FROM RELEVANT ENTITIES

IV.

RELATIONS BETWEEN THE FUND RAISING FOR INVESTMENT OF THE ISSUANCE AND THE COMPANY’S EXISTING BUSINESS, AND THE CONDITIONS OF THE COMPANY’S RESERVES OF PERSONNEL, TECHNOLOGY, MARKETS INVOLVED IN FUND RAISING AND INVESTMENT PROJECTS AND MANY OTHER ASPECT

The fund raised for investment projects under the Issuance is a continuation of the Company’s existing main business. Such investment projects by funds raised under the Issuance of A Share Convertible Bonds adapt to the Company’s production and operation, technical level and management ability.

As to the personnel, technology, market and other aspects involved in fundraising for investment in the foregoing projects, the Company’s reserve conditions are as follows:

(I)	Personnel Reserve

As of the end of 2019, the Company has 103,876 employees. From the a professional composition point of view, there were 10,574 pilots, 23,146 flight attendants (including part-time safety officer), 3,526 air security officers, 17,245 personnel in locomotive system, 2,477 personnel in navigation system, 8,945 personnel in passenger transport system, 7,606 personnel in cargo transport system, 10,794 personnel in ground service system, 1,916 personnel in information system, 1,932 personnel in financial unit and 15,715 personnel in other system. From the academic point of view, the Company has 4,401 graduates, 50,659 undergraduates, 31,193 personnel with three-year college education background, and 17,623 personnel with secondary vocational school education background and below. In the future, the Company will, based on market conditions, recruit from the campus and the society the outstanding personnel, for expanding the Company’s personnel strength.

To sum up, the Company has sufficient and reasonably structured personnel reserves to ensure the effective implementation of the foregoing projects.

(II)	Technical Reserves

The Company continuously enhanced its capacity in technology and innovation and constantly promoted flight technology innovation, to secure the safety of flight with technologies. In terms of operational command, the Company introduced the LIDO flight planning system, which improved the automation level of the operation and control system, completed the development of “warning function by the comparison of the planned route and the navigation route”, to achieve an all-round monitoring to the diversion of the flight plan; the Company preliminarily set up the ORCS system, developed risk nodes of crosswind at the take-off stage, short tract, navigation database and planned route comparison, route at low temperature, air turbulence, and connected to the monitoring information and the database of three new routes, which realized eight flight monitoring alerts and three new risks warnings. In terms of aircraft maintenance, the Company jointly developed the Engmap engines management system with MTU, which integrated oil monitoring, borescope/magnet plug check, fleet management and repair management and other contents and optimized the functions of collection, storage and analysis of engines data; the Company developed the aircraft maintenance and adjustment system (AMAS), which further extended the function of remote diagnosis of system, realized faster access to aircraft data information, more efficient in troubleshooting decision, quicker allocation of aircraft materials and personnel, significantly improved the efficiency and quality of aircraft maintenance.

APPENDIX V	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS AND COMMITMENTS FROM RELEVANT ENTITIES

To sum up, the Company has good technical reserves to ensure the effective implementation of the foregoing projects.

(III)	Market Reserves

In 2019, China’s civil aviation completed a total of 129.32 billion ton-kilometers of transportation turnover, 660 million person-trips of passenger transport volume, and 7.532 million tons of goods traffic volume, up 7.2%, 7.9% and 2.0% over the previous year; and realized revenue of the whole industry of RMB1.06 trillion, up by 5.4%. The Company accelerates the strategic implementation of “Guangzhou- Beijing Dual Hub”, with its route network featuring Europe and Oceania as its core, Southeast Asia, Southern Asia and Eastern Asia as its hinterlands, and with North America, Middle East, Africa covered, in order to provide high quality and convenient air transport and extension services to passengers all over the world. The Company has been adhering to the market-oriented principle and the capital market as a link, with ongoing restructuring and integration of various resources, actively improving the market competition ability and vigorously expanding domestic and international business and the market share.

To sum up, the Company has good market reserves for the foregoing projects.

V.	MEASURES TO BE TAKEN TO COPE WITH DILUTION OF SPOT RETURN BY THE ISSUANCE

(I)	The operating conditions and the development trends of Company’s existing business segments, the main risks faced and improvement measures

1.	The operating conditions and the development trends of Company’s existing business segments

As of the end of 2019, the Company has operated 862 aircraft including Boeing 787, 777, 747, 737, Airbus 380, 350, 330, 320 series and many other types of passenger and cargo transport aircraft. In 2019, the Company had more than 3,000 flights to 44 countries and regions, 243 destinations over the world every day, providing over 500,000 seats. The Company handled nearly 152 million passengers, ranking first among China’s airlines for 41 consecutive years. It ranked first in Asia and third in the world both in terms of fleet size and passenger throughput. The Company has also maintained the best safety record among China’s airlines. In June 2018, the Company was awarded “Two-Star Diamond Award for Flight Safety”, the top award for flight safety from CAAC, and has been an airline with the highest safety star in China.

APPENDIX V	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS AND COMMITMENTS FROM RELEVANT ENTITIES

In recent years, the Company has continuously opened new flight routes and added new flights as needed for some flight routes, strengthened transfer function, made full use of the sixth freedom right to build the international aviation hub of “Canton Route”. There are more than 50 flight points in Guangzhou for international and regional destinations. On the map of the world, the links between Guangzhou and such destinations form two fan-shaped centers in Europe and Oceania, with Southeast Asia, South Asia and East Asia as hinterland, and cover the route layout in North America, Middle East and Africa, and the hub effect continues to demonstrate. The Company focused on putting forward the construction of Beijing Hub, and successfully completed the transfer of the first flight and the first batch of flights in Daxing Airport in 2019. According to the plan, by the end of March 2021, the market share of the Company in Daxing Airport will reach to approximately 43% and become the largest main base company. By fully propelling the strategic layout of “Dual Hub”, China Southern Airlines will further improve the systematic mechanism and supporting resources, to form a new pattern of co-development strategy between south and north as soon as possible.

2.	The main risks faced by the Company and the Countermeasures

(1)

Aviation fuel price fluctuation risk. The jet fuel cost is one of the most major expenditure for an airline company. The fuel price level will directly affect an airline’s production cost, thereby affecting the airline’s operation performance. Under the joint influence of the international economic situation, the geopolitics, unexpected events and many other factors, fuel price will keep fluctuating. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the NDRC has big impact on the operation and profit of the Company. In response to the above risks, the Company has adopted various oil saving measures to control the unit fuel cost and reduce the fuel consumption.

(2)

Safety risk. Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With large-scale aircraft fleet and more cross-location, overnight and international operations, the Company faces certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal operation of the Company and its reputation. In response to the above risks, the Company has built a relatively comprehensive safety management system, with a coverage of all aspects of production, operations and management. The Company considered the risk management as the core of its safety management system and actively prevents and controls such risks.

(3)

Competition risk. The aviation transportation industry is one of the most competitive industries. The Company’s route is mainly opened to the domestic market. It is also expanding the international market. With the gradual opening of domestic civil aviation market, the three major airlines, foreign airlines, and small and medium airlines face increasingly fierce competition in the scale, flights, prices, service and other aspects. The industrial competition pattern variables increase, posing a tougher challenge to the Company’s business model and management level. In response to the above risks, the Company will continue to enhance competitiveness, improve route network layout, enhance the level of management, and increase the efficiency of resource allocation and quality of services.

APPENDIX V	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS AND COMMITMENTS FROM RELEVANT ENTITIES

(4)

Novel coronavirus epidemic effect risk. Since the late January, 2020, the novel coronavirus epidemic spreads all over the world. Many countries in Asia, Europe, and America have taken measures to restrict travel to stop the further spread of epidemic, resulting in a sharp drop in aviation demand. As of now, the overall situation in China is under well control, and domestic demand for air passenger transport is recovering gradually. However, as the international epidemic keeps spreading, the international aviation imposes stricter restriction policies. CAAC released a notice to reduce international passenger flights during the epidemic prevention and control period, thus the passenger flights supply is expected to be under continuous pressure over a period of time. In response to the above risks, the Company will actively cope with the change of market demand, make promptly adjustment the operation strategies, optimize the allocation of traffic capacity, reduce expenditure of operation cost, expand other businesses’ income channels and take other various measures to lower the impact on the Company’s production and operation.

(II)	Specific measures to improve the Company’s daily operation efficiency, reduce the Company’s operating costs, and improve the Company’s operation performance

1.	Regulate the management of raised funds, and ensure the rational use of funds raised

In order to regulate the management and use of the raised funds, the Company has, according to the No. 2 Regulatory Guidance on Listed Companies – Regulatory Requirements for management and use of Raised Funds of Listed Companies and many other laws and regulations, established Raised Funds Management System, to set out detailed provisions for deposit, management and use of the raised funds and any change in the raised funds for investment. At the same time, the Company will also establish a special account for funds to be raised from the Issuance, and sign a three-party regulatory agreement as to this fund raising with the opening bank and the sponsor, so that the raised funds will be under the common management by the sponsor, the opening bank and the Company to ensure the reasonable and compliant use of funds raised.

APPENDIX V	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS AND COMMITMENTS FROM RELEVANT ENTITIES

2.	Actively implement the foregoing projects to help the Company’s business grow bigger and stronger

The implementation of the foregoing projects will effectively reinforce the Company’s business development foundation, enhance the market competitiveness of the Company, and also give a powerful guarantee for the strategic development of the Company. Upon raised funds from the Issuance being in place, the management of the Company will accelerate the foregoing projects to strive to achieve the expected benefits early, thus reducing the risk of dilution of shareholders’ spot returns by the Issuance.

3.	Fully grasp the opportunities in the aviation market to steadily enhance the performance of the Company

China’s civil aviation market will keep growing. China’s civil aviation industry witnesses an average annual growth rate of passenger throughput of 11% in the past 10 years. However, the per capita air travel is only 0.47 time, while the per capita air travel in the United States is basically stable at 2.3-2.7 times, which is equivalent to 5-6 times of that in China. In the future, China’s civil aviation transport market will continue to maintain a middle and high-speed growth, and there still is a huge development space. International Air Transport Association predicts that, by 2036, China’s total air passenger throughput will reach 1.5 billion. The Company will maintain development strategy for making progress while ensuring stability as in the past, fully grasp the current market opportunities, steadily improve the Company’s operation efficiency and service quality, strengthen safety management, and continuously improve the comprehensive market competitiveness of the Company, thus steadily improving the performance of the Company and bring good returns for shareholders.

4.	Continue to improve the corporate governance structure to control management and operational risk

Since its listing, the Company, in accordance with the requirements of the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, Governance Guidelines of Listed Company and other relevant laws, regulations and normative documents, continuously improves the corporate governance structure and strengthens internal control system to ensure that Board of Directors, Board of Supervisors and Management to effectively exercise their functions and powers, and strictly control management and operation risks while effectively make decisions, thus effectively protecting the interests of investors, especially the legitimate rights and interests of small and medium sized shareholders.

At the same time, the Company reminds investors that the Company develops measures to make up the returns is not equal to a guarantee of the Company’s future profits; that investors shall not make investment decisions accordingly; and that the Company is not liable for any losses caused due to any investment decisions so made.

APPENDIX V	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS AND COMMITMENTS FROM RELEVANT ENTITIES

VI.

THE COMPANY’S CONTROLLING SHAREHOLDER, DIRECTORS AND SENIOR MANAGEMENT PERSONNEL MAKE UNDERTAKINGS TO RESPOND TO THE ISSUANCE, SO THAT MEASURES TO MAKE UP THE DILUTED SPOT RETURNS CAN BE ACTUALLY FULFILLED

In order to ensure that the Company’s measures for making up the diluted spot returns after the completion of the Issuance can be effectively fulfilled, the directors and senior management personnel of the Company make the following commitments in accordance with the relevant provisions of CSRC:

“1.	I undertake not to send benefits to other units or individuals with gratuitous or unfair conditions, nor in any other way to damage the interests of the Company;

2.	I undertake to restrict my own position consumption behaviors;

3.	I undertake not to use the Company’s assets to engage in investment or consumption activities that are unrelated to my duties;

4.

I undertake that the remuneration system established by the Board of Directors or the Remuneration and Appraisal Committee is linked to the implementation of the Company’s measures to make up the returns;

5.	I undertake that the conditions of exercise of the Company’s equity incentive (if any) to be announced will be linked to the implementation of the Company’s measures to make up the returns;

6.

If, during the period from the date after the issuance of these Undertakings to the date prior to the completion of the implementation of this public issuance of A Share Convertible Bonds, China Securities Regulatory Commission (the “CSRC”) releases any new regulatory requirements related to the measures to make up the returns and any other new regulatory measures it undertakes, and the above undertakings cannot meet the regulatory requirements of CSRC, I undertake that I will, in accordance with the latest requirements of CSRC, make additional and supplementary undertakings then;

7.

I undertake to actually fulfill the Company’s any relevant measures to make up the returns and any undertakings I have made related to such measures. If I violate such undertakings and cause any losses to the Company or investors, I am willing to bear the liability for giving compensations to the Company or investors in accordance with the laws.”

APPENDIX V	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS AND COMMITMENTS FROM RELEVANT ENTITIES

At the same time, the controlling shareholder of the Company, in accordance with the relevant provisions of CSRC, makes the following undertakings to ensure the Company’s measures to make up the returns can be effectively fulfilled:

“1.

The Company will strictly comply with relevant laws and regulations and the relevant regulatory rules of the China Securities Regulatory Commission (the “CSRC”) and Shanghai Stock Exchange and will not exceed its authority to interfere in the Company’s operation and management activities, nor encroach on the interests of the Company;

2.

If, during the period from the date after the issuance of these Undertakings to the date prior to the completion of the implementation of this public issuance of A Share Convertible Bonds, CSRC releases any new regulatory requirements related to the measures to make up the returns and any other new regulatory measures it undertakes, and the above undertakings cannot meet the requirements of CSRC, the Company undertakes that it will, in accordance with the latest requirements of CSRC, make additional and complementary undertakings then;

3.

The Company undertakes to actually fulfill the Company’s any relevant measures to make up the returns and any undertakings it has made related to such measures. If it violates such undertakings and causes any losses to the Company or investors, it is willing to bear the liability for giving compensations to the Company or investors in accordance with the laws.

APPENDIX V	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS AND COMMITMENTS FROM RELEVANT ENTITIES

As one of the main related responsible bodies of measures to make up returns, if the Company is or will be in violation of, or refuses or will refuse to fulfill, the above undertakings, the Company agrees hereby CSRC, Shanghai Stock Exchange and other securities regulatory authorities to, in accordance with the relevant provisions and rules enacted or released by them, impose any relevant punishments or take regulatory measures.”

China Southern Airlines Company Limited

14 May 2020

APPENDIX VI	RULES FOR A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS

CHINA SOUTHERN AIRLINES COMPANY LIMITED

RULES FOR A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS

CHAPTER I GENERAL PROVISIONS

Article 1 In order to regulate the organisation and behaviour of A Share Convertible Bond Holders’ meetings for the Public Issuance of A shares Convertible Bonds (hereinafter referred to as “A Share Convertible Bonds”) of China Southern Airlines Company Limited (hereinafter referred to as “the Company”), specify the rights and obligations of the A Share Convertible Bond Holders’ meetings and protect the legitimate rights and interests of the A Share Convertible Bond Holders, the rules have been formulated pursuant to the relevant requirements under the laws and regulations including the Company Law of the People’s Republic of China (《中華人民共和國公司法》) (the “Company Law”), the Securities Law of the People’s Republic of China (《中華人民共和國證券法》) (the “Securities Law”), the Administration Measures for the Issuance of Securities by Listed Companies (《上市公司證券發行管理辦法》) (2020 revision) promulgated by China Securities Regulatory Commission (the “CSRC”), the Shanghai Stock Exchange Share Listing Rules (《上海證券交易所股票上市規則》) promulgated by Shanghai Stock Exchange and other normative documents, as well as Articles of Association of China Southern Airlines Company Limited (the “Articles of Association”) with reference to the actual conditions of the Company.

Article 2 The A Share Convertible Bonds under the rules shall be the A Share Convertible Bonds as agreed to be issued by the Company pursuant to Offering Document of the Public issuance of A Share Convertible Bonds by China Southern Airlines Company Limited (the “Offering Document”). A Share Convertible Bond Holders shall refer to the investors who acquire the A Share Convertible Bonds through subscription, trade, transfer or other legal means. The Company will appoint the underwriter of the A Share Convertible Bonds or other entities approved by the CSRC as the entrusted manager of the A Share Convertible Bonds (the “entrusted manager”).

Article 3 A Share Convertible Bond Holders’ meetings shall be composed of all A Share Convertible Bond Holders under the rules and shall be convened and held according to the procedures stipulated in the rules to consider and vote for the matters within the extents of authority stipulated in the rules according to laws.

Article 4 The resolutions passed at A Share Convertible Bond Holders’ meetings under the rules shall be equally effect and binding on all A Share Convertible Bond Holders (including those who are present at the meetings, do not attend the meetings, attend the meetings but express disagreement, vote against the resolutions or abstain from voting, A Share Convertible Bond Holders without voting rights or A Share Convertible Bond Holders of the A Share Convertible Bonds whose voting rights are limited in the consideration of a matter and the A Share Convertible Bond Holders who become the holders of the A Share Convertible Bonds through transfer after passing the relevant resolutions hereinafter inclusive).

Article 5 A Share Convertible Bond Holders who hold the A Share Convertible Bonds through subscription, transfer or other legal means are deemed to agree with all the articles under the rules and to be bound by the rules.

APPENDIX VI	RULES FOR A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS

CHAPTER II RIGHTS AND OBLIGATIONS OF A SHARE CONVERTIBLE BOND HOLDERS

Article 6 Rights of the A Share Convertible Bond Holders:

(1)	to receive agreed interests in accordance with the number of the A Share Convertible Bonds held by A Share Convertible Bond Holders;

(2)	to convert the A Share Convertible Bonds held by A Share Convertible Bond Holders into A Shares of the Company according to the agreed conditions set out in the Offering Document;

(3)	to exercise right of sale back on agreed conditions set out in the Offering Document;

(4)	to attend the meetings of A Share Convertible Bond Holders, either in person or by proxy, and vote in accordance with the provisions of laws and administrative regulations and the rules;

(5)

to assign, bestow or pledge the A Share Convertible Bonds held by A Share Convertible Bond Holders in accordance with the provisions of laws, administrative regulations, the rules and the Articles of Association;

(6)	to receive relevant information in accordance with the provisions of laws, administrative regulations, the rules and the Articles of Association;

(7)	to request the Company to repay the principal and interest of the A Share Convertible Bonds within the agreed period and by the agreed manner set out in the Offering Document;

(8)	other rights as creditors of the Company prescribed by laws, administrative regulations, the rules and the Articles of Association.

Article 7 Obligations of the A Share Convertible Bond Holders:

(1)	to abide by the relevant terms of the issuance of A Share Convertible Bonds by the Company;

(2)	to pay the subscription amount in accordance with the number of A Share Convertible Bonds subscribed for;

(3)	to abide by the effective resolutions approved at the meetings of A Share Convertible Bond Holders;

(4)

not to request the Company to make prepayment of the principal and interest of A Share Convertible Bonds, unless otherwise required by laws and regulations, or otherwise agreed in the Offering Document;

(5)	other obligations required to be undertaken by A Share Convertible Bond Holders prescribed by laws, administrative regulations, the rules and the Articles of Association.

APPENDIX VI	RULES FOR A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS

CHAPTER III EXTENTS OF AUTHORITY OF A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS

Article 8 The extents of authority of A Share Convertible Bond Holders’ meetings are as follows:

(1)

to resolve on whether to agree the Company’s proposal of modifying the plan contained in the Offering Document, despite of the fact that the A Share Convertible Bond Holders’ meeting shall not resolve to agree the Company in not paying the principal and interest of the A Share Convertible Bonds, modifying the interest rate and term of the A Share Convertible Bonds or cancelling the terms of redemption or sale back contained in the Offering Document;

(2)

to resolve on whether to agree the solution to the failure to pay the principal and interest of the A Share Convertible Bonds on time by the Company; to resolve to whether to entrust the entrusted manager to enforce the Company and the guarantors (if any) to repay the principal and interest of the A Share Convertible Bonds through litigation and other procedures; to resolve to whether to entrust the entrusted manager to participate in the legal procedures of the Company including rectification, settlement, reorganisation or liquidation;

(3)

to resolve on whether to accept the Company’s proposal in relation to a capital reduction (except for reduction resulting from a share repurchase under an employee stock ownership plan, share incentive scheme, share repurchase for conversion of A Share Convertible Bonds issued by the Company, performance commitments resulting in share repurchases, and repurchases necessary to maintain the Company’s value and Shareholders’ equity), merger, division, dissolution or files for liquidation and to resolve on the plan of exercising the legal rights of the A Share Convertible Bond Holders according to laws;

(4)	to resolve on the plan of exercising the rights of the A Share Convertible Bond Holders according to laws in case any material change arises from the guarantors (if any) or the collaterals (if any);

(5)

to resolve on the plan of exercising the rights of the A Share Convertible Bond Holders according to laws in case any matters which may significantly affect the interests of A Share Convertible Bond Holders happens;

(6)	to resolve on the amendments to the rules for A Share Convertible Bond Holders’ meetings as permitted by the laws and regulations;

(7)	to resolve on the change of, or termination of the entrusted manager;

(8)	other circumstances which are required to be resolved at the A Share Convertible Bond Holders’ meetings in accordance with the laws, administrative regulations and normative documents.

APPENDIX VI	RULES FOR A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS

CHAPTER IV CONVENING OF A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS

Article 9 During the term of A Share Convertible Bonds, an A Share Convertible Bond Holders’ meeting shall be convened upon the occurrence of any of the following events:

(1)	the Company proposes to change the terms of the Offering Document;

(2)	proposed amendments to the rules for A Share Convertible Bond Holders’ meetings;

(3)	the Company defaults in paying the principal and interests of A Share Convertible Bonds for the current period on time;

(4)

the Company undertakes a capital reduction (except for reduction resulting from a share repurchase under an employee stock ownership plan, share incentive scheme, share repurchase for conversion of A Share Convertible Bonds issued by the Company, performance commitments resulting in share repurchases, and repurchases necessary to maintain the Company’s value and Shareholders’ equity), merger, division, restructuring, dissolution or files for liquidation;

(5)	any material change arises from the guarantors (if any) or the collaterals (if any);

(6)	proposed change of or termination of the entrusted manager of the A Share Convertible Bond;

(7)	inability to perform duties duly by the management of the Company leads to serious uncertainties on the Company’s ability to repay debts, and actions should be taken in accordance with laws;

(8)	the Company proposes a debt restructuring plan;

(9)

other circumstances where the Board, A Share Convertible Bond Holders, either individually or jointly, holding more than 10% of the aggregate nominal value of the outstanding A Share Convertible Bonds for the current period, entrusted manager or other entities or persons prescribed by the relevant laws and regulations and the CSRC, proposed in writing to convene;

(10)	other matters which may significantly and materially affect the interests of A Share Convertible Bond Holders;

(11)

other matters required to be considered and determined at the meetings of the A Share Convertible Bond Holders in accordance with the provisions of the laws, administrative regulations, the CSRC, the Shanghai Stock Exchange and the rules.

APPENDIX VI	RULES FOR A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS

Article 10 Convening of A Share Convertible Bond Holders’ meetings

(1)	A Share Convertible Bond Holders’ meetings shall be convened by the Board;

(2)

The Board shall, within 30 days after the proposal of convening an A Share Convertible Bond Holders’ meeting has been raised or received by the Board, convene the A Share Convertible Bond Holders’ meeting. The Board shall publish a notice to all A Share Convertible Bond Holders and the relevant attendees in 15 days prior to the meeting.

Article 11 Within 15 days after the events mentioned in Article 9 of the rules happen, or within 15 days after A Share Convertible Bond Holders individually or jointly holding more than 10% of the total par value of the outstanding A Share Convertible Bonds propose to convene an A Share Convertible Bond Holders’ meeting in writing to the Board, in the event that the Board fails to perform its duties under the rules, the A Share Convertible Bond Holders individually or jointly holding more than 10% of the total par value of the outstanding A Share Convertible Bonds are entitled to publish a notice of convening the A Share Convertible Bond Holders’ meeting in the form of an announcement.

Within 15 days after the entrusted manager proposes to convene an A Share Convertible Bond Holders’ meeting in writing to the Board, in the event that the Board fails to publish a notice of convening the A Share Convertible Bond Holders’ meeting, the entrusted manager are entitled to publish a notice of convening the A Share Convertible Bond Holders’ meeting in the form of an announcement.

Article 12 After a notice of A Share Convertible Bond Holders’ meeting is given, no change shall be made to the meeting time or the proposals stated in the notice and the meeting shall not be cancelled due to a reason other than force majeure. In the event that there is a change in the meeting time or the proposals stated in the notice or the meeting is cancelled due to force majeure, the convenor shall notify all A Share Convertible Bond Holders with reasons provided in the form of an announcement within at least 5 trading days prior to the original date of convening the A Share Convertible Bond Holders’ meeting. No change shall be made to the record date of the A Share Convertible Bond Holders. The supplemental notice of the A Share Convertible Bond Holders’ meeting, if any, shall be published in the same designated media in which the notice of meeting was published.

After a notice of A Share Convertible Bond Holders’ meeting is given, in the event that the proposals to be resolved at the A Share Convertible Bond Holders’ meeting are cancelled, the convenor may cancel the A Share Convertible Bond Holders’ meeting with reasons provided in the form of an announcement.

Article 13 The convenor of the A Share Convertible Bond Holders’ meeting shall publish the notice of A Share Convertible Bond Holders’ meeting in the media designated by the CSRC. A notice of A Share Convertible Bond Holders’ meeting shall comprise the following contents:

(1)	the time, venue, convenor and way of voting of the meeting;

(2)	matters to be considered at the meeting;

APPENDIX VI	RULES FOR A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS

(3)	explicit text stating that all A Share Convertible Bond Holders are entitled to attend and vote at the A Share Convertible Bond Holders’ meeting, either in person or by proxy;

(4)	the record date to determine A Share Convertible Bond Holders who are entitled to attend the A Share Convertible Bond Holders’ meeting;

(5)

necessary documents and formalities required for attending the meeting, including but not limited to the power of attorney authorising the proxy to attend the meeting on behalf of the A Share Convertible Bond Holder(s);

(6)	the name of the convenor and the names and telephone numbers of the contact persons for the affairs of the meeting;

(7)	other matters required to be notified by the convenor.

Article 14 The record date of the A Share Convertible Bond Holders’ meeting shall not be earlier than 7 days prior to the date of convening the A Share Convertible Bond Holders’ meeting and shall not be later than 3 days prior to the date of convening the A Share Convertible Bond Holders’ meeting. The holders of the outstanding A Share Convertible Bonds whose names appear in the depository register of China Securities Depository and Clearing Corporation Limited or of other institutions approved under applicable laws at the close of the record date will be entitled to attend the A Share Convertible Bond Holders’ meeting.

Article 15 On-site A Share Convertible Bond Holders’ meeting shall in principle be held at the domicile of the Company or the principal office. The venue shall be provided by the Company or the convenor of the A Share Convertible Bond Holders’ meetings.

Article 16 An institution or a person who issues a notice of A Share Convertible Bond Holders’ meeting under the rules is the convenor of such a meeting.

Article 17 When convening the A Share Convertible Bond Holders’ meeting, the convenor shall engage lawyers to issue legal opinions in relation to the following matters:

(1)	whether or not the procedures for convening and holding the meeting are in compliance with laws, regulations and the rules;

(2)	whether or not the qualifications of the persons present at the meeting, and of the convenor are lawful and valid;

(3)	whether or not the voting procedures at the meeting and the voting results are lawful and valid;

(4)	other legal opinions to be issued in relation to other relevant matters at the request of the convenor.

APPENDIX VI	RULES FOR A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS

CHAPTER V PROPOSALS, PARTICIPANTS AND THEIR RIGHTS OF A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS

Article 18 The proposal to be proposed at the A Share Convertible Bond Holders’ meeting for consideration shall be drafted by the convenor and shall be in compliance with the laws and regulations as permitted within the extents of authority of the A Share Convertible Bond Holders’ meeting with clear subject matters and specific items to be resolved.

Article 19 The matters to be considered at the A Share Convertible Bond Holders’ meeting shall be decided by the convenor according to Article 8 and Article 9 of the rules. A Share Convertible Bond Holders individually or jointly holding more than 10% of the total par value of the outstanding A Share Convertible Bonds may bring forward a provisional proposal to the A Share Convertible Bond Holders’ meeting. The Company and its connected parties may attend the A Share Convertible Bond Holders’ meeting and bring forward a provisional proposal. The provisional proposal, provided with complete details, shall be submitted to the convenor no later than 10 days prior to the date of convening the A Share Convertible Bond Holders’ meeting. The convenor shall issue a supplemental notice of the A Share Convertible Bond Holders’ meeting within 5 days after receiving the provisional proposal and publish an announcement containing the name(s) of the person(s) who proposed the provisional proposal, the percentage of the A Share Convertible Bonds held by such A Share Convertible Bond Holder(s) and the particulars of the proposal. The supplemental notice shall be published in the same designated media in which the notice of meeting was published.

Unless otherwise provided in the above articles, the convenor shall not amend the proposals set out in the notice of the A Share Convertible Bond Holders’ meeting, or add new proposals after the notice of meeting is given. No voting shall take place and no resolutions shall be made at the A Share Convertible Bond Holders’ meeting on the proposals which are not set out in the notice of the meeting (including the supplemental notice for adding provisional proposals) or do not meet the requirements under the rules.

Article 20 Unless otherwise required under the laws and regulations, the A Share Convertible Bond Holders registered on the record date of the A Share Convertible Bond Holders’ meeting entitled to attend and vote at an A Share Convertible Bond Holders’ meeting, either in person or by proxy. The travelling, catering and accommodation expenses incurred by the A Share Convertible Bond Holders and their proxies for attending the A Share Convertible Bond Holders’ meeting shall be borne by the A Share Convertible Bond Holders.

The following institutions or persons may attend A Share Convertible Bond Holders’ meetings, also may discuss and express opinions thereon but have no voting rights:

(1)	the issuer of the A Share Convertible Bonds (i.e. the Company) or its authorised representative;

(2)	the directors, supervisors and senior management of the Company;

(3)	the bond trustee;

(4)	the bond guarantor (if any);

APPENDIX VI	RULES FOR A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS

(5)	the Shareholders holding more than 5% Shares who determine the registration date of the aforementioned Shareholders of the Company as the record date of the A Share Convertible Bond Holders.

With the consent of the chairman of the meeting, other key connected parties of the A Share Convertible Bonds may attend the A Share Convertible Bond Holders’ meeting and have the right to explain the relevant matters but have no voting rights.

Article 21 An A Share Convertible Bond Holder who attends the A Share Convertible Bond Holders’ meeting shall produce his/her own identity document and stock account card holding the outstanding A Share Convertible Bonds, or other supporting documents as required by the applicable laws. A legal representative or responsible person who attends an A Share Convertible Bond Holders’ meeting on behalf of the A Share Convertible Bond Holder shall produce his/her own identity document, valid proof of his/her qualification as a legal representative or responsible person and stock account card holding the outstanding A Share Convertible Bonds, or other supporting documents as required by the applicable laws.

A proxy who attends an A Share Convertible Bond Holders’ meeting on behalf of the A Share Convertible Bond Holder shall produce his/her own identity document, power of attorney issued by such an A Share Convertible Bond Holder (or his/her legal representative or responsible person) according to laws, identity document of such an A Share Convertible Bond Holder, stock account card holding the outstanding A Share Convertible Bonds of such A Share Convertible Bond Holder or other supporting documents as required by the applicable laws.

Article 22 The power of attorney issued by an A Share Convertible Bond Holder to appoint another person to attend the A Share Convertible Bond Holders’ meeting shall contain the following particulars:

(1)	the name and identity card number of the proxy;

(2)	the extents of authority of the proxy, including but not limited to the right to vote;

(3)	the instructions to vote for or against, or to abstain from voting on, each matter set out on the agenda of the A Share Convertible Bond Holders’ meeting;

(4)	the date and validity of the power of attorney;

(5)

the signature or seal of such an A Share Convertible Bond Holder. The power of attorney shall contain a statement that, in the absence of specific instructions from the A Share Convertible Bond Holder, the proxy may or may not vote at his/her discretion. The power of attorney shall be made available to the convenor of the A Share Convertible Bond Holders’ meeting at least 24 hours prior to the meeting.

Article 23 The convenor and the lawyer shall jointly verify the qualifications and legitimacy of A Share Convertible Bond Holders attending the meeting based on the register of the A Share Convertible Bond Holders provided by the securities registration and clearing institution at the close of the record date, and record the names of the A Share Convertible Bond Holders and their proxies attending the A Share Convertible Bond Holders’ meeting and the number of A Share Convertible Bonds held by them with voting rights.

APPENDIX VI	RULES FOR A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS

The aforementioned register of the A Share Convertible Bond Holders shall be acquired by the Company from the securities registration and clearing institution and shall be provided to the convenor free of charge.

CHAPTER VI CONVENING OF A SHARE CONVERTIBLE BOND HOLDERS’ MEETING

Article 24 A Share Convertible Bond Holders’ meetings may be held in on-site, online, or other methods.

Article 25 A Share Convertible Bond Holders’ meetings shall be chaired by the authorized representative appointed by the Board to attend the meeting. In the event that the Board fails to perform its duties, a A Share Convertible Bond Holder (or its proxy) elected by the A Share Convertible Bond Holders (or proxies thereof) present at the A Share Convertible Bond Holders’ meeting who represent a majority of more than 50% of the total par value of the outstanding A Share Convertible Bonds may serve as the chairman of the meeting. In the event that a convenor cannot be elected within one hour after the meeting according to above articles, the A Share Convertible Bond Holder attending the meeting with the most voting rights holding the outstanding A Share Convertible Bonds shall chair the meeting.

The chairman of an A Share Convertible Bond Holders’ meeting shall announce the rules of procedure and important notice of the meeting, nominate and announce scrutineers, and present the proposals. Voting will be commenced after discussion of the proposals. The resolution at the meeting will be effective upon witness by a lawyer.

Article 26 As requested by the convenor or A Share Convertible Bond Holders individually or jointly holding more than 10% of the total voting rights of the A Share Convertible Bonds, the Company shall appoint its Directors, Supervisors or senior management to present at the A Share Convertible Bond Holders’ meeting. Save for the trade secrets of the Company or those as restricted by the applicable laws and the information disclosure requirements of the listed companies, the Directors, Supervisors or senior management of the Company present at the meeting shall answer to or explain the enquiries and suggestions from the A Share Convertible Bond Holders.

Article 27 The convenor of the meeting shall make a signature book of persons attending the meeting. The signature book shall contain the names of A Share Convertible Bond Holders or the proxies attending the meeting, their identity card number, aggregate capital of the outstanding A Share Convertible Bonds held or represented by them and stock account card numbers, or the relevant information of other supporting documents as required by the applicable laws.

Meeting registration shall be terminated before the chairman of the meeting announces the number of A Share Convertible Bond Holders and proxies physically present at the meeting as well as the total number of the respective A Share Convertible Bonds held or represented.

APPENDIX VI	RULES FOR A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS

Article 28 As agreed at the meeting, the chairman of the meeting has the right to adjourn and resume the meeting or change the venue of the meeting. As requested at the meeting by way of a resolution, the chairman of the meeting shall change the time and venue of the meeting based on the resolution. The resumed meeting after adjournment shall not make a resolution to the matters beyond the scope of the proposals at the original meeting.

CHAPTER VII VOTING, RESOLUTION AND MINUTES OF A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS

Article 29 Every proposal submitted to the meeting shall be voted by the A Share Convertible Bond Holders who have the right to attend the A Share Convertible Bond Holders’ meeting or their duly appointed proxies at the meeting. Each of the outstanding A Share Convertible Bonds (with a par value of RMB100 each) shall have one vote.

Article 30 Different matters to be considered or different proposals on the same matter to be considered as set forth in the notice of the meeting in the announcement shall be considered and voted one by one. Except for special reasons such as force majeure that results in suspending a meeting or failing to make any resolution, no proposal set forth in the notice of the meeting may be suspended dismissed at the meeting.

In the event that there are different proposals on the same matter, they shall be voted and resolved in a chronological order of proposing such proposals. No voting and resolving shall take place for the matters not announced at the A Share Convertible Bond Holders’ meeting.

When considering the matters to be considered at the A Share Convertible Bond Holders’ meeting, no change shall be made to the matters to be considered. Any change to the matters to be considered shall be deemed as a new matter to be considered and shall not be voted at such a meeting.

Article 31 Voting at A Share Convertible Bond Holders’ meetings shall take place by way of open ballot. When the A Share Convertible Bond Holders or their proxies vote for the matters to be considered, they shall only vote for, vote against or abstain. The same voting right shall only select any one of the voting methods, namely voting on-site, voting online or other voting methods. Only the first voting result is viewed as valid for any multiple votings of the same voting right.

The un-filled, wrongly-filled, illegible votes shall be considered as spoilt votes and the correspondingly voting shares for such votes shall not be included in the voting results. Un-voted votes shall be deemed as the voters’ waiver of voting rights and shall not be included in the voting results.

Article 32 The following A Share Convertible Bond Holders may attend A Share Convertible Bond Holders’ meetings, discuss and express opinions at the meeting but have no voting rights, and the number of A Share Convertible Bonds represented by them shall not be included in the number of A Share Convertible Bonds in the attendance of A Share Convertible Bond Holders’ meetings:

(1)	A Share Convertible Bond Holders who hold more than 5% of the Shares in the Company on the record date;

APPENDIX VI	RULES FOR A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS

(2)	the connected parties of the above Shareholders, the Company and the guarantors (if any).

Article 33 There shall be one counter and one scrutineer at the meeting, who are responsible for counting votes and scrutinizing voting. The counter and scrutineer shall be recommended by the chairman of the meeting and shall be served by A Share Convertible Bond Holders (or proxies of A Share Convertible Bond Holders) attending the meeting. A Share Convertible Bond Holders who have connected party relationships with the Company and their proxies shall not serve as counter or scrutineer.

When voting for each of the matters for consideration, the votes shall be counted by at least two A Share Convertible Bond Holders (or proxies of A Share Convertible Bond Holders) and an authorised representative of the Company, who shall announce the voting results on the spot. The lawyer shall be responsible for witnessing the voting procedures.

Article 34 The chairman of the meeting shall confirm whether the resolution at the A Share Convertible Bond Holders’ meeting is passed based on the voting results and announce the voting results at the meeting. The voting results for the resolution shall be included in the minutes of the meeting. Before the voting results announcement is published officially, related parties shall keep them confidential.

Article 35 In the event that the chairman of the meeting has any doubt to the results of the resolution submitted for voting, he/she may recount the cast votes. In the event that the chairman of the meeting does not propose to recount the votes, A Share Convertible Bond Holders (or proxies of the A Share Convertible Bond Holders) attending the meeting and disagreeing with the results announced by the chairman of the meeting shall have the right to demand for recounting the votes immediately upon the announcement of voting results, and the chairman of the meeting shall arrange to recount the votes immediately.

Article 36 Unless otherwise required under the rules, in order to be valid, the resolutions passed at A Share Convertible Bond Holders’ meetings shall be agreed by A Share Convertible Bond Holders (or proxies of A Share Convertible Bond Holders) holding more than a half of (exclusive) the total par value of the outstanding A Share Convertible Bonds attending the meeting (attending on-site, online or by other methods).

Article 37 The resolutions passed at A Share Convertible Bond Holders’ meeting shall be effective after passing the resolutions. Those needed to be approved by CSRC or other authorities shall be effective from the date of approval or the date otherwise determined by the relevant approval. Pursuant to the relevant laws, regulations, Offering Document and the rules, the resolutions passed at A Share Convertible Bond Holders’ meetings by voting shall be legally binding on all A Share Convertible Bond Holders (including those who do not attend the meeting or hold different views towards the results).

APPENDIX VI	RULES FOR A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS

In the event that any resolution in relation to the A Share Convertible Bonds causes any change in the rights and obligations between the Company and the A Share Convertible Bond Holders, in addition to those made by A Share Convertible Bond Holders being binding on the Company as clearly stated in laws, regulations, departmental rules and the Offering Document:

(1)

if such a resolution is made based on a proposal from an A Share Convertible Bond Holder, it shall be legally binding on the Company and all A Share Convertible Bond Holders after being passed at the A Share Convertible Bond Holders’ meeting by voting and obtaining a written consent of the Company;

(2)

if such a resolution is made based on a proposal from the Company, it shall be legally binding on the Company and all A Share Convertible Bond Holders after being passed at the A Share Convertible Bond Holders’ meeting by voting.

Article 38 The Board will make an announcement to inform the A Share Convertible Bond Holders of the resolutions within 2 trading days after the resolution is passed at the A Share Convertible Bond Holders’ meeting. The announcement shall contain the date, time, venue, method, convenor and chairman of the meeting, the number of A Share Convertible Bond Holders and proxies attending the meeting, the number of A Share Convertible Bonds with voting rights represented by A Share Convertible Bond Holders and proxies attending the meeting and its percentage to the total number of the A Share Convertible Bonds, the voting results of each of the matters considered and the details of the resolutions passed and the requirements of the relevant regulatory authorities.

Article 39 Minutes shall be prepared for A Share Convertible Bond Holders’ meetings and shall contain the following particulars:

(1)	time, venue and agenda of the meeting and the name of convenor;

(2)	names of the chairman of the meeting, persons who attend and present at the meeting, witnessing lawyer, counter, scrutineer and vote counters of the meeting;

(3)

number of A Share Convertible Bond Holders and proxies attending the meeting, the number of A Share Convertible Bonds with voting rights represented by them and its percentage to the total number of the A Share Convertible Bonds;

(4)	the main points for each of the matters considered;

(5)	the voting results of each of the matters voted for;

(6)	the enquiries and suggestions from the A Share Convertible Bond Holders and the reply and explanation from the Directors, Supervisors or senior management of the Company;

(7)	any other particulars considered to be necessary to be included in the minutes according to the laws, administrative regulations, normative documents and A Share Convertible Bond Holders’ meetings.

APPENDIX VI	RULES FOR A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS

Article 40 The convenor and chairman of the meeting shall guarantee the truthfulness, accuracy and completeness of the minutes of an A Share Convertible Bond Holders’ meeting. The minutes shall be signed by the chairman, convenor (or his/her representative), witnessing lawyer, recorder and scrutineers who attend the meeting. The Board shall keep the minutes, cast votes, signature books, power of attorney, legal opinions issued by lawyers and other documents and information in relation to A Share Convertible Bond Holders’ meetings for ten years.

Article 41 The convenor shall guarantee the proceeding of an A Share Convertible Bond Holders’ meeting until a final resolution is formed. In the event that the meeting is interrupted, cannot proceed normally or fails to make a resolution due to special reasons such as force majeure and unexpected events, necessary measures shall be taken to resume or directly terminate the meeting as soon as possible and an announcement shall be made for such circumstances. At the same time, the convenor shall report to the branch of the CSRC where the Company operates and the Shanghai Stock Exchange. Measures shall be taken to stop the behaviour which interrupts the meeting, provokes troubles and infringes the legitimate rights of the A Share Convertible Bond Holders and a report shall be made to the relevant authorities for investigation and punishment.

Article 42 The Board shall execute the resolutions passed at the A Share Convertible Bond Holders’ meetings in a strict manner, communicate with the relevant parties on behalf of the A Share Convertible Bond Holders with respect to the relevant resolutions in a timely manner and procure the concrete implementation of the resolutions passed at the A Share Convertible Bond Holders’ meetings.

CHAPTER VIII SUPPLEMENTAL PROVISIONS

Article 43 If there is any specific provision on these rules for the A Share Convertible Bond Holders’ meeting in the laws, administrative regulations and normative documents, such provisions shall be complied with. Without the consent of the Company and being resolved and passed at an A Share Convertible Bond Holders’ meeting, no change shall be made to the rules.

Article 44 The matters to be announced under the rules shall be announced on the website of the Shanghai Stock Exchange and the media of information disclosure designated by the Company.

Article 45 Unless otherwise stated under the rules, in the rules, the expressions of “above” and “within” shall be inclusive of the stated figure while the expressions of “over”, “lower than” and “more than” shall be exclusive of the stated figure.

Article 46 The “outstanding Bonds” mentioned in the rules refers to all issued A Share Convertible Bonds other than the following A Share Convertible Bonds:

(1)	A Share Convertible Bonds which have been paid for principal and interest;

APPENDIX VI	RULES FOR A SHARE CONVERTIBLE BOND HOLDERS’ MEETINGS

(2)

A Share Convertible Bonds which fall due for principal and interest with such payment being paid by the Company to the payment agent and becoming available to the A Share Convertible Bond Holders. The payment shall comprise any interest and principal payable of such A Share Convertible Bonds under the terms of the A Share Convertible Bonds as at the date of payment;

(3)	A Share Convertible Bonds which have been converted to the A Shares;

(4)	A Share Convertible Bonds which have been repurchased and cancelled by the Company as agreed.

Article 47 Any dispute arising from the legitimacy of the convening, holding, voting procedures and resolution of A Share Convertible Bond Holders’ meetings shall be resolved through litigation at the people’s court having the right of jurisdiction where the Company’s domicile located at.

Article 48 The rules shall be effective from the date of issuing the A Share Convertible Bonds upon consideration and approval at the AGM of the Company.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

14 May 2020

APPENDIX VII	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which were taken or deemed to have under such provisions of the SFO), or were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules.

None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

APPENDIX VII	GENERAL INFORMATION

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons (other than the Directors, chief executive or Supervisors of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

Name of Shareholder	Capacity	Type of Share	Number of Shares held		% of the total issued A Shares	% of the total issued H Shares	% of the total issued share capital of the Company
					(Note 3)	(Note 3)	(Note 3)

CSAH (Note 1)	Beneficial owner	A Share	6,981,865,780		81.18	—	54.22
	Interest in controlled corporation	H Share	2,279,983,577		—	53.33	17.71
Nan Lung (Note 1)	Beneficial Owner	H Share	2,279,983,577		—	53.33	17.71
American Airlines Group Inc. (Note 2)	Interest in controlled corporation	H Share	270,606,272	(L)	—	6.33	2.10
Qatar Airways	Beneficial owner	A Share	430,036,166	(L)	5.00	—	3.34
Group Q.C.S.C.	Beneficial owner	H Share	183,324,000	(L)	—	4.29	1.42

		Sub Total	613,360,166	(L)	—	—	4.76

Note:

(1)

CSAH directly held 4,528,431,323 A Shares. In addition, CSAH was deemed to be interested in 2,453,434,457 A Shares through the 2019 A Share Issuance entered into between CSAH and the Company dated 30 October 2019. CSAH was deemed to be interested in an aggregate of 2,279,983,577 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,150,000 H Shares were directly held by Perfect Lines (Hong Kong) Limited (representing approximately 0.73% of its then total issued H Shares) and 2,248,833,577 H Shares were directly held by Nan Lung (representing approximately 52.60% of its then total issued H Shares). As Perfect Lines (Hong Kon) is also a wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,150,000 H Shares held by Perfect Lines (Hong Kong) Limited.

(2)	American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines.

(3)

The percentage was calculated according to the relevant total issued A Shares, total issued H Shares and the total issued share capital of the Company as at 15 April 2020, after the approval of both of the 2019 A Share Issuance and 2019 H Share Issuance, pursuant to which a total of 608,695,652 H Shares have been issued to Nan Lung.

(4)	As at the Latest Practicable Date, Mr. Wang Chang Shun, Mr. Ma Xu Lun and Mr. Han Wen Sheng were also senior management of CSAH.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

APPENDIX VII	GENERAL INFORMATION

3.	ARRANGEMENTS AND MATTERS CONCERNING DIRECTORS AND SUPERVISORS

(a)

None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2019, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b)

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

(c)

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

4.	LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

5.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, save as disclosed in this circular, the Directors confirmed that there was not any material adverse change in the financial or trading position of the Group since 31 December 2019, the date to which the latest published audited consolidated accounts of the Group were made up.

6.	MISCELLANEOUS

(a)

The company secretary of the Company is Mr. Xie Bing. Xie Bing, male, born in September 1973 (aged 46), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration from the Management School of Jinan University, a master degree of business administration (international banking and finance) from the University of Birmingham, Britain and a MBA, an Executive Master of Business Administration (EMBA) degree from Tsinghua University, respectively. Mr. Xie is a Senior Economist, fellow member and FCS of The Hong Kong Institute of Chartered Secretaries, and has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on Stock Exchange. Mr. Xie began his career in July 1995, and joined the Chinese Communist Party in January 1994. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAH. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007. From December 2009, Mr. Xie has been the Secretary to the Board and Director of the Company Secretary Office of the Company. Form April 2017, he has been the Secretary to the Board of the Company, Director of the Company Secretary Bureau of the Company. For now, he also acts as Chairman and Party Secretary of China Southern Airlines Group Capital Holding Limited (中國南航集團資本控股有限公司) and Chairman of CSA International Finance Leasing Co., Ltd., Deputy President of Central Enterprises Overseas students Sodality (中央企業留學人員聯誼會) and a Council Member of The Hong Kong Institute of Chartered Secretaries.

APPENDIX VII	GENERAL INFORMATION

(b)

The registered address of the Company is at Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

(c)	The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

7.	QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualification

TUS Corporate Finance Limited	A corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, TUS Corporate Finance Limited had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, TUS Corporate Finance Limited were not interested, directly or indirectly, in any assets which had since 31 December 2019 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

TUS Corporate Finance Limited have given and have not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter/report on the same date and references to its name in the form and context in which it appears.

APPENDIX VII	GENERAL INFORMATION

8.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the Company’s principal place of business in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong, from the date of this circular to 30 June 2020 (both days inclusive):

(a)	the letter from the Independent Board Committee, the text of which is set out in this circular;

(b)	the letter from the Independent Financial Adviser, the text of which is set out on pages 47 to 68 of this circular;

(c)	the consent letter from TUS Corporate Finance Limited referred to in the paragraph headed “Qualification and Consent of Expert” in this Appendix; and

(d)	this circular.